Exhibit 99.D

Description of
Republic of Chile
May 5, 2015

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the rates specified below unless otherwise indicated.

Exchange Rate(1)
At December 31, 2009	Ps.506.43 per US$1.00
Average for year ended December 31, 2009	Ps.559.67 per US$1.00
At December 31, 2010	Ps.468.37 per US$1.00
Average for year ended December 31, 2010	Ps.510.38 per US$1.00
At December 31, 2011	Ps.521.46 per US$1.00
Average for year ended December 31, 2011	Ps.483.36 per US$1.00
At December 31, 2012	Ps.478.60 per US$1.00
Average for year ended December 31, 2012	Ps.486.75 per US$1.00
At December 31, 2013	Ps.523.76 per US$1.00
Average for year ended December 31, 2013	Ps.495.00 per US$1.00
At December 31, 2014	Ps.607.38 per US$1.00
Average for year ended December 31, 2014	Ps.570.40 per US$1.00

(1)         As reported by the Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

For amounts relating to a period, Chilean pesos are translated into U.S. dollar amounts using the average exchange rate for that period. For amounts at period end, Chilean pesos are translated into U.S. dollar amounts using the exchange rate at the period end.

The Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.606.82 per US$1.00 as of April 30, 2015. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Presentation of Financial Information

All annual information presented in this prospectus is based upon January 1 to December 31 periods, unless otherwise indicated. Totals in tables in this prospectus may differ from the sum of the individual items in those tables due to rounding.

Since Chile’s official financial and economic statistics are subject to review by the Central Bank, the information in this prospectus may be adjusted or revised. The information and data contained in this prospectus for December 31, 2014 and thereafter is preliminary and subject to further revision. The government believes that this review process is substantially similar to the practices of many industrialized nations. The government does not expect revisions to be material, although it cannot assure you that material changes will not be made.

Defined Terms

This prospectus defines the terms set forth below as follows:

•                  Gross domestic product or GDP means the total value of final products and services produced in Chile during the relevant period.

•                  Imports are calculated based upon (i) for purposes of foreign trade, statistics reported to Chilean customs upon entry of goods into Chile on a cost, insurance and freight included, or CIF, basis and (ii) for purposes of balance of payments, statistics collected on a free on board, or FOB, basis at a given departure location.

•                  Exports are calculated based upon statistics reported to Chilean customs upon departure of goods from Chile on an FOB basis.

•                  Rate of inflation or inflation rate is the change in the consumer price index, or CPI, for the relevant calendar year, unless otherwise specified. The CPI is calculated on a weighted basket of consumer goods and services using a monthly averaging method. The rate of inflation is measured by comparing the CPI indices in December of the latest year against the indices for the prior December. See “Monetary and Financial System—Inflation.”

•                  An Unidad de Fomento (UF) is an inflation-indexed, Chilean peso-denominated monetary unit that is set daily based on the Chilean CPI of the immediately preceding 30 days as calculated and published daily by the Central Bank of Chile. The main use of this index is in connection with “re-adjustable” payment obligations denominated in Chilean pesos.

Unless otherwise indicated, all annual rates of growth are average annual compounded rates, and all financial data are presented in current prices.

This prospectus refers to the state-owned companies and institutions as indicated below:

Banco del Estado de Chile	Banco Estado
Corporación de Fomento de la Producción	CORFO
Corporación Nacional del Cobre de Chile	Codelco
Empresa Nacional del Petróleo	ENAP
Empresa de Transporte de Pasajeros Metro S.A.	Metro
Empresa Nacional de Minería	Enami
Empresa de los Ferrocarriles del Estado	EFE

FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement may contain forward-looking statements.

Forward-looking statements are statements that are not about historical facts, including statements about Chile’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Chile undertakes no obligation to update publicly any of these forward-looking statements in light of new information or future events, including changes in Chile’s economic policy or budgeted expenditures, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Chile cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•                  Adverse external factors, such as high international interest rates, low copper and mineral prices and recession or low growth in Chile’s trading partners. High international interest rates could negatively affect Chile’s current account and could increase budgetary expenditures. Low copper and mineral prices could decrease the government’s revenues and could negatively affect the current account. Recession or low growth in Chile’s trading partners could lead to fewer exports from Chile and lower growth in Chile;

•                  Instability or volatility in the international financial markets, including in particular continued or increased distress in the financial markets of the European Union, could lead to domestic volatility, which may adversely affect the ability of the Chilean government to achieve its macroeconomic goals. This could also lead to declines in foreign investment inflows, in particular portfolio investments;

•                  Adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•                  Other adverse factors, such as energy deficits or restrictions, climatic or seismic events, international or domestic hostilities and political uncertainty.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all the information that you should consider before investing in the debt securities. You should read the entire prospectus and any prospectus supplement carefully.

Selected Financial Information(1)

	2010	2011	2012	2013	2014
THE ECONOMY
Gross Domestic Product (GDP)(2)	217,483	250,992	265,080	276,826	258,215
Real GDP (in billions of pesos)(3)	98,219	103,955	109,628	114,261	116,425
% Change from prior year	5.8%	5.8%	5.5%	4.2%	1.9%
Consumer price index (percentage change from previous year at period end)	3.0%	4.4%	1.5%	3.0%	4.6%
Producer price index (percentage change from previous year at period end)	20.2%	(7.4)%	(0.7)%	(2.8)%	(3.3)%
Unemployment rate (annual average)	8.2%	7.1%	6.4%	5.9%	6.4%
BALANCE OF PAYMENTS
Trade balance(4)	14,045	7,967	(411)	(1.582)	4,010
Current account	3,769	(3,088)	(9,624)	(10,125)	(2,995)
Financial and capital account (including change in reserves)	15,207	(3,626)	(9,309)	(11,240)	(2,716)
Errors and omissions	(1,403)	(562)	291	(1,138)	259
Chilean Central Bank, international reserves (period-end)	27,864	41,979	41,649	41,094	40,447
Number of months of import coverage(5)	4.9	5.8	5.5	5.4	5.9
PUBLIC FINANCE
Central government revenue	46,842	57,022	59,107	58,345	53,409
% of GDP	21.5%	22.7%	22.3%	21.1%	20.7%
Central government expenditure	47,829	53,796	57,612	60,009	57,639
% of GDP	22.0%	21.4%	21.7%	21.7%	22.3%
Central government surplus (deficit)	(986)	3,226	1,495	(1,664)	(4,230)
% of GDP	(0.5)%	1.3%	0.6%	(0.6)%	(1.6)%
Consolidated non-financial public sector surplus (deficit)(6)	3,654	9,329	6,021	791	N.A.
% of GDP	1.7%	3.7%	2.3%	0.3%	N.A.
PUBLIC DEBT
Central government external debt	4,095	5,280	6,135	5,160	6,544
Central government external debt/GDP	1.9%	2.1%	2.3%	1.9%	2.5%
Central government external debt/exports(7)	6.4%	6.4%	6.5%	5.7%	7.4%

(1)              In millions of U.S. dollars, except as otherwise indicated.

(2)              GDP in U.S. dollars calculated by translating the nominal GDP in pesos at the average exchange rate of each period.

(3)              Calculated using chained volumes at prices for the immediately preceding year.

(4)              Trade balance consists of goods and services.

(5)              Imports consist of goods and services.

(6)              The non-financial public sector includes the central government, municipalities and public-owned enterprises, and does not include Banco Estado and the Chilean Central Bank.

(7)              Exports consist of goods and services.

Source:  Chilean Central Bank, Chilean Budget Office and National Statistics Institute (Instituto Nacional de Estadísticas, or INE).

MAP OF CHILE

IGM
INSTITUTO GEOGRÁFICO MILITAR
Cartografía Oficial del Estado de Chile
Mar Caribe
OCÉANO ATLÁNTICO
Caracas
VENEZUELA
Georgetown
GUYANA
Paramaribo
SURINAME
GUAYANA FRANCESA (FRANCIA)
Cayena
Bogotá
COLOMBIA
Ecuador
Archipiélago de Colón
Islas Galápagos (ECUADOR)
Quito
ECUADOR
PERÚ
Lima
B R A S I L
BOLIVIA
La Paz
Brasilia
REGIÓN DE ARICA Y PARINACOTA
Arica
REGIÓN DE TARAPACÁ
Iquique
PARAGUAY
REGIÓN DE ANTOFAGASTA
Antofagasta
Trópico de Capricornio
Asunción
Isla San Félix (CHILE)
Isla San Ambrosio (CHILE)
Copiapó
REGIÓN DE ATACAMA
Isla Salas y Gómez (CHILE)
Isla de Pascua (CHILE)
La Serena
REGIÓN DE COQUIMBO
ARGENTINA
URUGUAY
REGIÓN DE VALPARAÍSO
Valparaíso
SANTIAGO
REGIÓN METROPOLITANA DE SANTIAGO
Buenos Aires
Montevideo
Archipiélago Juan Fernández
Isla Alejandro Selkirk (CHILE)
Isla Robinson Crusoe (CHILE)
Rancagua
REGIÓN DEL LIBERTADOR GENERAL BERNARDO O'HIGGINS
Talca
REGIÓN DEL MAULE
Concepción
REGIÓN DEL BIOBÍO
Temuco
REGIÓN DE LA ARAUCANÍA
Valdivia
REGIÓN DE LOS RÍOS
Puerto Montt
REGIÓN DE LOS LAGOS
Coyhaique
REGIÓN AYSÉN DEL GENERAL CARLOS IBÁÑEZ DEL CAMPO
REGIÓN DE MAGALLANES Y DE LA ANTÁRTICA CHILENA
Punta Arenas
Isla Diego Ramírez (CHILE)
OCÉANO PACÍFICO
OCÉANO ATLÁNTICO
TERRITORIO CHILENO ANTÁRTICO
OCÉANO PACÍFICO
OCÉANO AUSTRAL
Tierra de O'Higgins
Polo Sur
* "ACUERDO ENTRE LA REPÚBLICA DE CHILE Y LA REPÚBLICA ARGENTINA PARA PRECISAR EL RECORRIDO DEL LÍMITE DESDE EL MONTE FITZ ROY HASTA EL CERRO DAUDET". (Buenos Aires, 16 de diciembre de 1998).
0 200 400 600 800 1.000 km
SIMBOLOGÍA
Capital de país
Otras ciudades
Límite internacional

REPUBLIC OF CHILE

Area and Population

Chile covers an area of approximately 756,626 square kilometers (excluding the Antarctic territory, which covers approximately 1,250,000 square kilometers). Continental Chile occupies a narrow strip of land, with an average width of 177 kilometers, extending approximately 4,270 kilometers along South America’s west coast. It borders Peru to the north, the Antarctic territory to the south, Bolivia and Argentina to the east and the Pacific Ocean to the west. Continental Chile’s geography is dominated by a range of Pacific coastal mountains in the west, the Andes Mountains in the east and a valley that lies between these two ranges. Southern Chile is mostly an archipelago, with Cape Horn at its tip. Chile’s territory also includes several islands, including Easter Island, Juan Fernández Island and Salas y Gómez Island.

Continental Chile has five well-defined geographic regions:  the northern desert, the high Andean sector, the central valley, the southern lakes district and the archipelago region. Approximately 22.9% of Chile’s land area is forested, while the remaining non-urban areas consist primarily of agricultural areas, deserts and mountains. The northern desert region is rich in mineral resources. The climate is dry and hot in the north, temperate in the central regions and cool and wet in the south.

Chile’s population, industry and arable land are mainly concentrated in the central valley, which includes the nation’s capital and largest city, Santiago, and its two largest ports, San Antonio and Valparaíso.

According to the national census conducted in 2002, Chile’s population was approximately 15.1 million, with an annual average growth rate of 1.2% per year from June 1992 to June 2002. The 2002 national census showed that the population in Chile was highly urbanized, with approximately 87.0% living in cities, with approximately 40.0% of urban dwellers residing in the Santiago metropolitan area, which includes the city of Santiago and the surrounding region. Spanish is Chile’s official language. Although a national census was conducted during the first half of 2012, the results were not satisfactory to the National Institute of Statistics, and a new national census will be conducted in 2017. The estimated population of Chile as of December 31, 2014 was 17.8 million.

Chile considers itself an upper-middle income economy. The following table provides selected comparative statistics as set forth in the CIA 2014 World Factbook:

	Argentina	Brazil	Chile	Colombia	Mexico	Venezuela	United States of America

Per capita GDP(1) (in US$)	18,600	12,100	19,100	11,100	15,600	13,600	52,800
Life expectancy at birth (in years)	77.51	73.28	78.44	75.25	75.43	74.39	79.56
Infant mortality (deaths per 1,000 live births)	9.96	19.21	7.02	15.02	12.58	19.33	6.17
Adult literacy rate	97.9%	90.4%	98.6%	93.6%	93.5%	95.5%	99.0%

(1)              Figures are adjusted by purchasing power parity (PPP).

Source:  CIA 2014 World Factbook.

The Chilean Constitution and Government

Chile is a democratic republic. Accordingly, the Chilean Constitution declares and guarantees principles such as the recognition and protection of human dignity, equality before the law, protection of private property and free entrepreneurship, freedom of speech and association, popular sovereignty, representative government, separation of powers and the rule of law.

The Constitution was approved in a national referendum in 1980 and provides for a system of government composed of three separate and independent powers:  an executive branch headed by a President (with a non-renewable four-year term), a legislative branch consisting of a two-chambered Congress, and a judicial branch in which the Supreme Court is the highest authority for all matters not pertaining to constitutional law. The Constitution also provides for a Constitutional Court, which is the highest authority for all matters of constitutional law.

The 1980 Constitution was significantly amended in 1989 and in 2005 to introduce important changes to the structure of the political system, including (i) increasing oversight powers of the lower house; (ii) decreasing the powers and status of the National Security Council, which is now an advisory body; (iii) strengthening the role of the Constitutional Court by allowing it to rule on the constitutionality of laws; and (iv) introducing a six-year presidential term limit, which has subsequently been reduced to four years.

The Congress consists of a Senate and a Chamber of Deputies. Thirty-eight senators comprise the Senate, while the Chamber of Deputies has 120 members.  Congress recently passed an electoral reform that will increase the number of representatives in each body of Congress. See “—Political Parties.” Once the electoral reform is fully implemented, the Senate will have 50 members and the Chamber of Deputies will have 155 members. All members of Congress are elected by popular vote.

There are 21 judges on the Supreme Court, each appointed by the president (out of five candidates proposed by the Supreme Court) with the Senate’s consent, and each of whom can serve until age 75. The Chilean Constitutional Court is composed of 10 judges, three of whom are appointed by the President, three by the Supreme Court and four by Congress, who each serve until age 75.

Recent Political History

From its independence from Spain in 1810 until 1973 (with the exception of short intervals in the early 1800s, in 1924 and in 1931), Chile had a democratically elected government. In September 1973, a military junta, led by General Augusto Pinochet, then commander-in-chief of the army, took power and held it until 1990, when a democratic system was reinstated.

Former President Patricio Aylwin, a member of the Christian Democratic Party (Partido Demócrata Cristiano, or PDC), reinstated civilian rule when he took office for a four-year term on March 11, 1990 with the support of the Parties for Democracy Coalition (Concertación de Partidos por la Democracia, or the Concertación coalition), a political coalition described below. His election in December 1989 followed a transition from military rule that included a countrywide plebiscite in 1988, as stipulated in the 1980 Constitution. Eduardo Frei Ruiz-Tagle, also a member of the PDC and supported by the Concertación coalition, was elected to the presidency in December 1993 for a six-year term and took office on March 11, 1994. In January 2000, again with the support of the Concertación coalition, Ricardo Lagos, founder of the Party for Democracy (Partido por la Democracia, or PPD), was elected to the presidency for a six-year term, which ended on March 11, 2006. His successor, Michelle Bachelet, became the first female president of Chile after being sworn into office on March 11, 2006. Ms. Bachelet is a member of the Socialist Party (Partido Socialista, or PS) and was supported by the Concertación coalition. Sebastián Piñera, member of the National Renewal Party (Renovación Nacional, or RN) at the time of his election, was elected to the presidency in January 2010 for a four-year term. Mr. Piñera resigned from RN prior to being sworn in as President on March 11, 2010, having won the 2010 presidential elections with the support of the center-right Coalition for Change (Coalición por el Cambio). The current president, Ms. Bachelet, was elected president for a second term of four years, ending on March 11, 2018. Ms. Bachelet won the 2013 elections, supported by the center-left coalition, New Majority (Nueva Mayoría).

On April 28, 2015, President Bachelet announced the government’s intention to adopt a wide range of measures to regulate political financing. The measures are intended to eradicate certain practices involving the financing of political activities and will include government funding for political parties, a ban on contributions made by business entities, the elimination of anonymous and undisclosed political donations and the updating of the current public lists of members of political parties.  Officers elected in by means of illegal activities will be removed, pursuant to a constitutional amendment that is part of the measures. Also, the number of non-elected government officers to be appointed through the competitive process carried out by the Sistema de Alta Dirección Pública will be increased

On April 29, 2015 President Bachelet urged Congress to act on certain bills pending discussion regarding probity in public service. Such bills include a mandatory trust for officers holding investments in shares and securities valued in excess of approximately US$1,020,000, and a limitation on the re-election of officers elected by popular vote (senators will be subject to a maximum of two consecutive terms, while other authorities would be subject to a maximum of three consecutive terms).

Finally, President Bachelet indicated her intention to start the process to amend the Constitution (which dates back to 1980) in September 2015. Constitutional amendments are subject to a supermajority vote in Congress.

Political Parties

Since the restoration of democracy in 1990, Chile has had two major political groups: the center-left and center-right coalitions.

The center-left coalition was originally called Concertación, and consisted of the following political parties until the presidential and congressional elections held in November 2013:  the centrists, the PDC and the Radical Social Democratic Party (Partido Radical Socialdemócrata, or PRSD), as well as the moderate-left parties, the PPD and the PS. For the presidential and congressional elections of 2013, the center-left coalition took the name of Nueva Mayoría and expanded to include the Communist Party (Partido Comunista, or PC) and Broad Social Movement (Movimiento Amplio Social, or MAS).

The center-right coalition, Alliance for Chile (Alianza por Chile, successor to the Coalition for Change), consists of the following political parties:  the center-right RN and the Independent Democratic Union Party (Unión Demócrata Independiente, or UDI). Since the most recent congressional election in 2013, two new center-right political movements have been created:  Political Evolution (Evolución Política, or Evópoli), a movement formed mostly by young people, and Amplitude (Amplitud), a new center-right movement that was created by party members who split from RN.  Neither of these parties has been incorporated as a formal party yet, but Evópoli began the process of formal incorporation in March 2015 by submitting its organizational documents to the Electoral Service (Servicio Electoral) for approval.

There are also several smaller parties, which from 1990 to date have generally not been represented in Congress, but have had elected representatives in certain municipal governments. These parties have historically had limited success because voting for the Chamber of Deputies takes place district-by-district and candidates from minority parties have not received the most votes in any individual constituency, despite their parties receiving a significant share of the national popular vote. In the most recent congressional election held in October 2013, however, a member of the Liberal Party (Partido Liberal) and three independent candidates were elected to the Chamber of Deputies, and one independent candidate was elected senator.

In December 2011, Congress approved an electoral reform to simplify the registration process for all eligible voters, which increased the Chilean electorate by approximately 50.0%. Despite this increase in the number of eligible voters, the reform made voting voluntary (until then, voting was mandatory for registered electors) and, as a consequence, fewer people have voted in subsequent elections. As an example, in the first round of the presidential elections in 2009 (when voting was still mandatory), a total of 6,977,544 valid votes were cast, while in the first round of the presidential election held in 2013 (after voluntary voting was introduced), only 6,585,808 valid votes were cast. A similar decrease in the percentage of voters has been detected in municipal and congressional elections held since the promulgation of the reform.

In January 2015, Congress changed the system for the election of its members from a binomial voting system, in which each electoral territory elects two representatives regardless of its population, to a semi-proportional voting system, in which each voting district elects representatives in proportion to the size of its population.  The number of members of the Chamber of Deputies will increase from 120 to 155 and the number of senators from 38 to 50.  The reform is expected to result in greater access to Congress by candidates from smaller political parties.  The new electoral system is expected to become effective prior to the next Congressional election in 2017.

Presidential and Congressional Elections

Presidential and congressional elections are held every four years. Chile will hold its next presidential and congressional elections in 2017, and the next presidential term is scheduled to begin in March 2018. The president is elected for a four-year term and is prohibited from serving in office for consecutive terms. Senators are elected for eight-year terms, with half the Senate’s seats up for election every four years. Members of the Chamber of Deputies are elected to four-year terms. There are no term limits for senators or deputies.

The following tables detail the results of the presidential and congressional elections held since Chile’s return to democracy in 1989:

Presidential Election Vote

(in %)

	1989	1993		1999 1st round	1999 2nd round(1)	2005 1st round		2005 2nd round(1)	2009 1st round	2009 2nd round(1)	2013 1st round	2013 2nd round(1)
Center-Left(2)	55.2	58.0		48.0	51.3	46.0		53.5	29.6	48.4	46.7	62.2
Center-Right(3)	29.4	30.6	(4)	47.5	48.7	48.6	(4)	46.5	44.1	51.6	25.0	37.8
Left	—	4.7		3.2	—	—		—	6.2	—	15.0	—
Humanist and Green Parties	—	6.7		1.0	—	5.4		—	—	—	2.4	—
Centrist Union	15.4	—		0.4	—	—		—	—	—	—	—
Independent	—	—		—	—	—		—	20.1	—	10.9	—

(1)              The second round took place in January of the following year.

(2)              The center-left alliance changed its name from “Concertación” to “Nueva Mayoría” in 2013. For the 2013 presidential election, the center-left coalition included the Partido Demócrata Cristiano, the Partido Radical Socialdemócrata, the Partido por la Democracia, the Partido Socialista, the Partido Comunista and the Movimiento Amplio Social.

(3)              For the 2013 presidential election, the center-right coalition, Alianza por Chile, included Renovación Nacional and the Unión Demócrata Independiente.

(4)              Aggregate percentage of two center-right presidential candidates.

Congressional Elections (Senate)
(in number of senators)

	1989	1993	1997	2001	2005	2009	2013
Partido Demócrata Cristiano (Center)	13	4	10	2	5	4	2
Partido por la Democracia (Left)	4	2	—	3	1	3	3
Partido Radical (Center-Left)	2	—	—	—	1	—	—
Renovación Nacional (Center-Right)	5	5	2	4	3	6	2
Unión Demócrata Independiente (Right)	2	2	3	3	5	3	5
Independents	12	2	4	2	1	—	3
Partido Socialista (Left)	—	3	1	4	4	2	4
Movimiento Amplio Social (Left)	—	—	—	—	—	—	1

Congressional Elections (Chamber of Deputies)
(in number of deputies)

	1989	1993	1997	2001	2005	2009	2013
Partido Demócrata Cristiano (Center)	38	37	38	23	20	19	21
Partido por la Democracia (Left)	16	15	16	20	21	18	15
Partido Radical (Center-Left)	5	2	4	6	7	5	6
Partido Humanista (Left)	1	—	—	—	—	—	—
Renovación Nacional (Center-Right)	29	29	23	18	19	18	19
Unión Demócrata Independiente (Right)	11	15	17	31	33	37	29
Independents	18	5	8	12	4	6	8
P.A.I.S. (Left)	2	—	—	—	—	—	—
Partido Socialista (Left)	—	15	11	10	15	11	15
Unión de Centro (Center)	—	2	2	—	—	—	—
Partido del Sur (Center-Right)	—	—	1	—	—	—	—
Partido de Acción Regionalista (Center)	—	—	—	—	1	3	—
Partido Comunista (Left)	—	—	—	—	—	3	6
Partido Liberal (Center)	—	—	—	—	—	—	1

The following table details the composition of the Senate and Chamber of Deputies as of December 31, 2014:

Composition of Senate		Composition of Chamber of Deputies

Nueva Mayoría (Center-Left)	19	Nueva Mayoría (Center-Left)	64
Alianza por Chile (Center-Right)	14	Alianza por Chile (Center-Right)	44
Others(1)	5	Others(1)	12
Total	38	Total	120

(1)              Includes deputies and senators that are independent (not members of a political party) and deputies of the Liberal Party (Partido Liberal) and the Independent Regionalist Party (Partido Regionalista Independiente, or PRI).

Municipal Elections

There are 345 municipalities in Chile, each administered by a mayor and a municipal council, composed of 6, 8 or 10 councilors, depending on the number of electors in each municipality. Municipal elections are held every four years, with the most recent elections last held in October 2012 and the next anticipated elections to be held in 2016.

The following table details the results of the last mayoral elections by pact or alliance:

Municipal Elections 2012 — Mayors

	Votes	Percentage
Nueva Mayoría (Center-Left)	2,114,148	38.14
Alianza por Chile (Center-Right)(1)	1,652,403	29.82
Independents	1,589,653	28.68
Others(2)	186,389	3.36
Total	5,542,593	100.00

(1)              Alianza por Chile consisted of the National Renewal Party and the Independent Democratic Union.

(2)              Partido Liberal (Left), Partido Progresista (Left), Partido Ecologista Verde (Center-Left), Partido Regionalista de los Independientes (Center) and Partido Humanista (Left).

Regional Elections

Chile is divided into 15 Regions, each of them governed by a regional governor designated by the president. Each Region is administered by a regional governor and a regional council that has to approve the regional development plan and the regional budget.

Regional councils have between 14 and 34 members, depending on the population of the Region. Until the enactment of Law No. 20,678 on June 13, 2013, members of regional councils were designated by members of the municipal councils. Since such date, members of regional councils are elected every four years for four-year terms. These elections coincide with municipal elections. The first election of regional council members took place in November 2013, and the next election is scheduled for 2017.

Regional Elections (Regional Council Members)

2013
Partido Demócrata Cristiano (Center)	45
Partido por la Democracia (Left)	32
Partido Radical (Center-Left)	12
Partido Regionalista de los Independientes (Center)	2
Renovación Nacional (Center-Right)	41
Unión Democráta Independiente (Right)	46
Independents	52
Partido Progresista (Center Left)	2
Partido Socialista (Left)	33
Partido Ecologista Verde (Center Left)	1
Partido Comunista (Left)	12
Total	278

International and Regional Relations

Chile maintains close ties with its neighboring countries as well as with the other Latin American countries.  Chile has not been a party to regional or international conflicts in recent years. Chile has been party to two recent cases before the International Court of Justice, as described below:

•                        On January 27, 2014, the International Court of Justice issued its ruling in the dispute regarding the maritime boundary brought by Peru against Chile. Both countries have jointly determined the precise coordinates of the maritime boundary in accordance with the Court’s decision, and are implementing the corresponding legislative changes in conformity with the decision and the Law of Sea.

•                        On April 24, 2013, Bolivia filed an application with the International Court of Justice instituting proceedings against Chile which the court entitled “Chile’s obligation to negotiate in good faith and effectively with Bolivia in order to reach an agreement granting Bolivia a fully sovereign access to the Pacific Ocean.” On July 15, 2014, Chile filed a preliminary objection to the jurisdiction of the court, arguing that the frontier between Chile and Bolivia was established definitively in the Treaty of Peace and Friendship, signed by both countries on October 20, 1904.

Chile is a member of or party to:

•                        the United Nations (UN), as a founding member, including many of its specialized agencies (Chile was a non-permanent member of the UN Security Council from January 2003 until the end of 2004);

•                        the Organization of American States (OAS);

•                        the World Health Organization (WHO);

•                        the World Trade Organization (WTO);

•                        the International Labor Organization (ILO);

•                        the International Monetary Fund (IMF);

•                        the International Bank for Reconstruction and Development (World Bank);

•                        the Inter-American Development Bank (IDB);

•                        the Organization for Economic Cooperation and Development (OECD);

•                        the Asian Pacific Economic Cooperation Forum (APEC);

•                        the Union of South American Nations (UNASUR);

•                        the World Intellectual Property Organization (WIPO); and

•                        the Community of Latin American and Caribbean States (CELAC).

In February 2003, the Chilean Central Bank formally became part of the credit arrangements known as the New Arrangements to Borrow (NAB), created by the IMF in 1998. The NAB serves as a mechanism to provide resources to countries facing a financial crisis. In October 2003, the Chilean Central Bank became a member of the Bank for International Settlements (BIS). The BIS is an international organization established in 1930 to pursue worldwide monetary and financial stability.

Chile also participates in several regional arrangements designed to promote cooperation in trade, investment and services. Chile is a member of the Latin American Integration Association (Asociación Latinoamericana de Integración, or ALADI), a regional trade association, and an associate member of the Mercado Común del Sur, or Mercosur, which is an economic and political trade bloc designed to promote free trade in Latin America. Chile is also party to a number of bilateral trade arrangements. See “Balance of Payments and Foreign Trade—Foreign Trade” for more information on these arrangements.

Before becoming an official member of the Organization for Economic Cooperation and Development (OECD), Chile participated as an observer in the OECD for over a decade and became an active member of 20 OECD committees and working groups. In recognition of Chile’s sound policies, the OECD Board invited Chile to become a full member of the organization in May 2007. In September 2008, Chile submitted its Initial Memorandum in support of its membership application and, after completing the process for accession, Chile was invited to become a member on December 15, 2009. Chile’s membership in the OECD became effective on May 7, 2010. Upon joining this organization, Chile became its first South American member.

As a member of the OECD, Chile is committed to:  (i) promoting the efficient use of its economic resources; (ii) incentivizing research, development and vocational training in the scientific and technological fields; (iii) implementing policies that target economic growth and internal and external financial stability and avoiding policies that hinder such growth and stability; (iv) reducing, and to the extent possible, abolishing any obstacles to the domestic and international exchange of goods, services and payments and liberalizing the flow of capital both within Chile and between Chile and other international market participants; and (v) contributing to the sustainable economic development of both member and non-member countries, in particular, through capital flows and technical assistance and providing access to export markets.

Measures Implemented To Deter Terrorism and Money Laundering

Chile has supported initiatives against money laundering and terrorism financing promoted by various international organizations, including the UN, the OAS, the Financial Action Task Force of Latin America (GAFILAT), the Inter-American Drug Abuse Commission (CICAD) and the OECD.  Chile is a member of several of these organizations.

To this end, in 2001 President Lagos Escobar issued Supreme Decree No. 488, which requires all authorities and public institutions to ensure the observance and enforcement of UN Security Council resolution No. 1,373 and, in 2003, in compliance with the undertakings of the “International Convention for the Suppression of the Financing of Terrorism,” Chile modified its original counter-terrorism Law No. 18,314, enacted in 1984, by enacting Law No. 19,906, making the financing of terrorism a criminal offense.

In 2003, Law No.19,913 was enacted to bolster the Chilean anti-money laundering regime by increasing the penalties for money laundering and expanding the number of criminal offenses deemed as underlying crimes for the purposes of the law, such as drug dealing, arms dealing, financial offenses or any form of terrorism, including the financing of terrorism. In addition, Law 19,913 created the Financial Analysis Unit (UAF), a governmental entity aimed at preventing the use of the financial system and other sectors of the economy for specified illegal activities, with a special focus on money laundering. It is responsible for gathering, processing and exchanging information related to suspected money laundering and financing of terrorist-related activities. If the UAF has reasonable belief that a financial operation is being used to launder money or to fund terrorist activities, it is required to promptly provide all relevant information to the Chilean prosecutors and courts. With the purpose of deterring money laundering, terrorism and its financing, the UAF along with other regulatory agencies, have instructed banks and other entities under their supervision to implement preventive models consistent with recommendations of the Financial Action Task Force (FATF).

In 2005, Law No. 20,000, a new Drug Act (Ley de Drogas y Estupefacientes) was enacted. This law contains measures to help detect money laundering by strengthening international judicial cooperation and the police’s powers of investigation.

In March 2006, the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) replaced its standards on the prevention of money laundering with the “Core principles for effective banking supervision” and “Customer due diligence standards for banks” established by the GAFILAT and the Basel Committee on Banking Supervision.  Many of these guidelines, however, had already been implemented in practice prior to the date of formal adoption.

In December 2009, Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offenses of Bribery entered into force. This law, which was promulgated in part to give effect to Chile’s obligations under certain international treaties, introduced a list of offenses for which private legal entities and state-owned enterprises can be held criminally liable (i.e., bribery of Chilean and foreign public officials, money laundering and financing of terrorism). Criminal liability for legal entities in the aforementioned cases is an exception to the general Chilean criminal law principle restricting criminal liability to individuals.

In December 2010, GAFILAT concluded its third round evaluation of Chile’s compliance with the FATF recommendations to combat money laundering and terrorism financing.  In its report, GAFILAT provided recommendations for further improving compliance.

Accordingly, in December 2014, Congress amended Law No. 19,913 by Law No. 20,818, which became effective in February 2015. Law 20,818 includes public bodies as reporting entities, expands the spectrum of underlying crimes constituting money laundering and addresses other pending issues regarding the financing of terrorism, among other modifications.

In 2013, Chile also adopted a National Strategy to Combat Money Laundering and Terrorism Financing, and involved more than 20 public sector entities, including the Central Bank, the SBIF, the Superintendency of Pensions (Superintendencia de Pensiones, or SP), the Superintendency for Securities and Insurance (Superintendencia de Valores y Seguros, or SVS) and the Office of the National Public Prosecutor (Fiscal Nacional) in the deployment of the Strategy. The Strategy includes five lines of work and 50 specific tasks that will be developed until 2017.

Chile has also adopted criteria to define Politically Exposed Persons (PEPs) in an effort to avoid the corruption of senior government officials. All entities supervised by the UAF are required to register all transactions involving PEPs and report any suspicious operations.

Earthquakes and Other Natural Disasters

Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. From time to time, Chile is affected by earthquakes, tsunamis, flooding, fires and other natural disasters that require investment of public funds to restore damage suffered by private and public properties and the adoption of extraordinary emergency measures to address the special needs of the affected population. Chile has been adversely affected by powerful earthquakes in the past, including an 8.0 magnitude earthquake that struck Santiago in 1985 and a 9.5 magnitude earthquake in 1960, which was the largest earthquake ever recorded.

On February 27, 2010, an 8.8 magnitude earthquake struck south-central Chile. The quake epicenter was located 200 miles southwest of Santiago and 70 miles north of Concepción, Chile’s second largest city. The earthquake triggered a tsunami in south-central coastal areas. Due to the severity of the earthquake and its devastating consequences, on February 28, 2010, the government declared a “state of catastrophe” in the Maule and Bío Bío Regions for a 30-day period. On March 11, 2010, a “state of catastrophe” was also declared in the Libertador General Bernardo O’Higgins Region for a 20-day period. Significant aftershocks followed the initial earthquake, including aftershocks of 6.2, 5.4 and 5.6 magnitudes within an hour of the initial earthquake, aftershocks of 6.9, 6.7 and 6.0 magnitudes on March 11, 2010 and a 7.2 magnitude earthquake on March 13, 2010. The official death toll from the earthquake and tsunami was 525.

The Bío Bío and Maule Regions were the most severely affected Regions. Concepción, located approximately 200 miles south of Santiago, was the most affected city, with its infrastructure and numerous buildings severely damaged. The coastal area of Concepción, including the neighboring cities of Talcahuano and Penco, were hit by a tsunami shortly after the earthquake that significantly damaged port facilities. Several cities in the Maule Region, including its capital city of Talca, were also seriously affected by the earthquake. The Valparaíso Region, including the port of Valparaíso and the city of Viña del Mar, was also severely affected. Region VI suffered serious damage as a result of the 7.2 magnitude quake on March 13, 2010, which forced President Sebastián Piñera to declare a “state of catastrophe” in that Region. Rancagua, the capital city of Region VI, located approximately 56 miles from Santiago, also suffered significant damage.

The earthquake and its aftershocks, as well as tsunamis from adjacent coastal waters, caused severe damage to Chile’s infrastructure, including roads, bridges, ports and Santiago’s international airport. Total infrastructure damage from this catastrophe has been estimated to be US$21 billion, of which US$10.4 billion corresponded to private sector infrastructure and US$10.6 billion to public sector infrastructure. In 2010, the government estimated that public spending of US$8.4 billion would be needed between 2010 and 2013 for the government’s reconstruction efforts, as further described below, including tax revenues, budget reassignments, tapping into the copper reserves fund, donations, among other funding sources.

A US$8.4 billion reconstruction plan, presented to the Chamber of Deputies in May 2010, allocated resources as follows:  housing:  27.4%; health system:  25.4%; education:  14.3%; public works:  13.9%; other:  19.0%. The Ministry of Finance funded the reconstruction plan from a variety of sources, including a US$730 million reallocation of public expenditures. The government also encouraged private donations to help the reconstruction efforts. A law on donations (Law No. 20,444) created tax credits for donations to a reconstruction fund managed by the government.

In addition, in July 2010, Law No. 20,455, the Reconstruction Financing Law, was approved by Congress. Highlights of the initiatives contained in this law include:

•                  The first category tax, applied to businesses, was increased from the then-current 17.0% to 20.0% during 2011.

•                  The real estate tax rate was increased by 0.275%. This tax applies to property with a fiscal value exceeding approximately US$180,000, which represents approximately 1.5% of Chile’s real estate.

•                  The tax on tobacco sales was increased from 50.4% to 62.3%, and a tax of approximately US$0.10 per package of 20 cigarettes was levied.

•                  Tax deferral treatment of certain voluntary social security deposits (depósitos convenidos) was limited to approximately US$35,000 per year.

•                  Restrictions were placed on the use of tax exemptions for income derived from lease payments, which had historically been permitted by the special tax regime of Decree with Force of Law No. 2 of 1959, applicable to homes complying with certain legal requirements.

Mining royalties were also amended as part of the government’s reconstruction efforts. In October 2010, Congress made mining operators with annual sales over 50,000 metric tons of fine copper subject to a tiered tax, which ranges from 5.0% to 34.5% of operating margin, depending on annual sales revenues of fine copper, and replaced the 5.0% fixed rate tax established in 2005.

Ministry of Women and Gender Equality

On March 20, 2015, Law No. 20,820 was published in the Official Gazette, creating the Ministry of Women and Gender Equality (Ministerio de la Mujer y la Equidad de Género). This new ministry is expected to become fully operational by March 2016 and is tasked with designing, coordinating and evaluating policies, plans and programs to promote gender equality and equal rights, and eliminating arbitrary discrimination against women.

Additionally, Law No. 20,820 created an Inter-ministerial Committee for Equal Rights and Gender Equality, which will be composed of 14 ministers. This committee is mandated to assist in the implementation of policies, plans and programs that promote equal rights between men and women.

THE ECONOMY

History and Background

Chile is a country rich in natural resources and its economy has historically been oriented towards the export of primary products. During the international economic crisis of the 1930s, however, the market for Chilean exports collapsed and international capital markets were closed to Chilean borrowers. In response to this, successive governments sought to reduce Chile’s dependence on foreign trade by implementing import substitution policies designed to promote domestic industries and discourage imports. The strategy was supplemented by giving the state a role in the development of key sectors, including electricity and steel. As a result of these policies, the government’s role in the economy expanded in the decades that followed.

Government policy was eventually liberalized and, between 1964 and 1966, the administration of President Eduardo Frei Montalva (1964 to 1970) lowered external tariffs and greatly reduced other non-administrative import barriers. In addition, the administration sought to professionalize Chile’s monetary policy by recruiting career economists to the Chilean Central Bank and the Ministry of Finance. Despite these more liberal economic policies, Chile’s economy remained heavily regulated into the late 1960s.

The socialist government of President Allende (1970 to 1973) greatly increased the government’s role in the economy by implementing a wide-ranging nationalization program, expanding the agrarian reform process that was started by previous governments, and rapidly increasing government expenditure and money supply. By 1973, inflation reached an annual rate of more than 500.0%, industrial output fell by more than 6.0% and the Chilean Central Bank’s foreign exchange reserves stood at slightly over US$40 million.

Following the military coup d’etat in 1973, the military government led by General Augusto Pinochet (1973 to 1990) introduced economic reforms designed to open the economy to foreign investment, liberalize foreign trade and reduce the central government’s size and influence on the economy by, among other things, eliminating long-standing and widespread price controls and undertaking a significant privatization program. Although the military government succeeded in reducing inflation, eliminating budget deficits and initiating an economic recovery, in the early 1980s, Chile underwent a severe recession due largely to a global recession, a worsening of the terms of trade, a decrease in the availability of external credit, weak banking sector regulation, real wage inflexibility and the abandonment of the currency peg which quickly led to the depreciation of the peso and an external debt and domestic banking crisis. In 1982, real GDP fell 13.4% compared to the previous year. In 1983, real GDP further decreased 3.5% and unemployment peaked at 20.5% (excluding the effects of certain ad hoc emergency employment programs developed by the government). From 1984 to 1989, however, the government’s liberalizing economic policies resulted in increased exports, average GDP growth of 6.7% per year, a 66.6% reduction in the current account deficit, and a steady rise in international reserves.

In addition, in 1985, the government initiated a far-reaching privatization program of state-owned companies. These economic policies and the government’s expansionary monetary policy led to an approximately 22.8% increase in domestic spending for the two-year period from 1987 to 1989, which in turn led to a rise in inflation. When President Patricio Aylwin took office in 1990, his administration implemented a macroeconomic policy designed to correct these economic imbalances.

The Concertación coalition governments of Presidents Patricio Aylwin (1990 to 1994), Eduardo Frei Ruiz-Tagle (1994 to 2000), Ricardo Lagos (2000 to 2006), and Michelle Bachelet (2006 to 2010) all sought to provide stability and economic growth to Chile while fostering social development. Concertación coalition administrations consistently promoted free-market economic principles, including the protection of private property, the subsidiary role of the state in economic activity, free trade, open and fair competition, and sound macroeconomic, banking and financial regulation policies.

In 2009, a center-right coalition, “Coalición por el cambio,” led by Sebastián Piñera won the presidential elections for the period from 2010 to 2014. President Piñera’s administration sought to strengthen the Chilean economy and increase economic growth by expanding the investment rate, improving capital markets regulation and enhancing labor productivity through human capital investment, the promotion of innovation and entrepreneurship, and by modernizing the state. Additionally, the Piñera administration adhered to a sustainable fiscal policy, guided by a rule referred to as the “Structural Balance Policy Rule,” which was first adopted in 2001. In 2010, the government appointed a special commission to assess the then-prevailing fiscal balance pursuant to a new methodology, which revealed a structural fiscal deficit of 2.0% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.”

Michelle Bachelet was elected to the presidency in 2013 for a second term of four years, which will end on March 11, 2018. Ms. Bachelet won the elections supported by the center-left coalition Nueva Mayoría. In 2014, the structural fiscal deficit stood at 0.5% of GDP, and the government projects it will be 1.1% of GDP in 2015. The government intends to reach a structural balance (0.0% of GDP) by 2018 by applying increased tax revenue from the 2014 tax reform. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics.”  In addition to the tax reform, in 2014 and the beginning of 2015, President Bachelet has focused on electoral and educational reforms, both of which currently have bills pending at various stages of enactment.

Macroeconomic Performance (1990 — 2008)

The Chilean economy grew by an average of 8.0% per year between 1990 and 1998. In 1999, as a result of the 1997 Asian crisis and the abandonment of the crawling exchange rate band, the Chilean economy experienced a recession. Despite relatively strong growth in 2000 (4.5%), turmoil in the international financial markets, low copper prices and the Argentine currency and debt crisis of 2001 to 2002 combined to slow the pace of growth in Chile to 2.2% in 2001 and 3.4% in 2002. The policies implemented to give effect to the structural balance rule introduced in 2001 were instrumental in helping the economy accelerate its growth rate. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.” In 2003, the economy grew by 3.9% and by 7.0% in 2004, 6.2% in 2005, 5.7% in 2006, 5.2% in 2007 and 3.3% in 2008. This was accompanied by an improvement in the terms of trade, driven mainly by the price of copper, which rose from an average of US$0.707 per pound in 2002 to US$1.669 in 2005, and US$3.049, US$3.229 and US$3.155 in 2006, 2007 and 2008, respectively. Increased copper prices helped the Chilean Sovereign Wealth Funds (the Pension Reserve Fund, or FRP, by its Spanish acronym, and the Economic and Social Stabilization Fund) accumulate savings which stood at US$22.7 billion as of the end of 2008. See “Public Sector Finances—Fiscal Responsibility Law.”

Global Financial Crisis — Economic Performance and Policies of 2008 and 2009

Beginning in the fourth quarter of 2008, global trends began to negatively affect Chile’s macroeconomic performance, including the contraction in available external financing, increases in premiums for credit risk, significant capital outflows from emerging markets, reductions in interest rates on U.S. Treasury bonds, lower commodity prices, including copper (US$1.39 per pound in December 2008, compared to US$3.17 per pound in September 2008) and fluctuation in the value of the dollar against other major currencies. These factors resulted in a significant slowdown in output (from 4.7% to 1.4%) and demand (from 9.9% to 1.2%) in the fourth quarter of 2008 compared to the same period of 2007. The export sector was similarly affected, with the terms of trade deteriorating by 27.5% in the fourth quarter of 2008 compared to the same period in 2007. GDP growth in 2008 was 3.3% compared to 5.2% during 2007. Domestic consumption grew 5.2% in 2008 compared to 7.6% in 2007. This decrease resulted from a significant reduction in the demand for new cars, capital goods, new homes and inventories. The sectors that were most affected were retail, manufacturing and construction.

In an effort to combat the effects of the global financial crisis and ensure sufficient liquidity in the economy, in October 2008, the Chilean Central Bank suspended its program of U.S. dollar reserve accumulation, implemented U.S. dollar repurchase transactions with weekly auctions of US$500 million and permitted banks to use currencies in addition to U.S. dollars to meet their foreign currency reserve requirements for a period of six months.

In light of global economic conditions, at the beginning of January 2009, the government implemented a stimulus plan aimed at boosting employment and economic growth. This fiscal package, equivalent to 2.1% of GDP (US$4.0 billion), sought to create conditions that would allow the economy to grow in 2009 and, directly and indirectly, create more than 100,000 jobs. See “—Employment and Labor—Employment.” The stimulus package included:  subsidies to individuals and families, additional investments in public infrastructure, tax cuts, improved access to financing for small- and medium-sized businesses, additional capitalization of state-owned enterprises (including a US$1 billion investment in Codelco), and other initiatives to incentivize private investment, such as a US$700 million public investment plan for rural and urban roads and housing and irrigation projects aimed at supporting employment in the construction sector.

Primarily as a result of the fiscal stimulus plan, in 2009, government expenditures grew by 17.8%, while central government real revenue fell by 23.2% as compared to 2008 due to decreases from net tax collection and gross copper revenue, mainly from Codelco. In 2009, the government recorded an effective deficit of 4.5% of GDP and a structural deficit of 1.1% of GDP. See “Public Sector Finances—Public Sector Accounts and Fiscal Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.”

Financing sources for the deficit came from the issuance of government bonds in the local market, as authorized in the 2009 budget law, and from withdrawals from the FEES. Withdrawals from the FEES in 2009 included:  US$8.0 billion to help finance part of the stimulus plan and the fiscal deficit caused by the drop in both tax revenues and income from Codelco; US$441 million to pay down public debt; and US$837 million for payment into the FRP. Total withdrawals from the FEES in 2009 were US$9.3 billion. See “Public Sector Finances—Fiscal Responsibility Law—Economic and Social Stabilization Fund.”

The government sought to mitigate the effect on the exchange rate of the inflow of dollars related to the government’s withdrawal from the FEES by using domestic borrowing to finance the deficit and launching a process of daily auctions intended to provide the market with a framework of predictable and transparent sales. Expenditures in pesos under the stimulus plan (equivalent to approximately US$3 billion), were financed through daily auctions of US$50 million held between March 27 and June 23, 2009. Subsequently, auctions of US$40 million were held daily from July 1 to November 20, 2009, for a total of US$4 billion.

Gross Domestic Product (2010 to the Present)

In 2010, GDP grew by 5.8% mainly due to an increase in the growth of domestic consumption from a year-on-year decrease of 0.8% in 2009 to a year-on-year increase of 9.7% in 2010, a year-on-year  increase in investment of 11.6% in 2010 from a year-on-year decrease of 12.1% in 2009, and a year-on-year  increase of 2.3% in exports in 2010 from a year-on-year decrease of 4.5%  in 2009. In 2010, the average price of copper increased to US$3.42 per pound compared to US$2.34 per pound in 2009, which resulted in improved international terms of trade. Chile’s economic recovery in 2010 was partially offset by the negative impact of the earthquake and tsunami of February 27, 2010. See “Republic of Chile—Earthquakes and Other Natural Disasters.”

During 2011, GDP grew by 5.8% as compared to 2010. Aggregate domestic demand increased by 12.2%, gross fixed capital formation increased by 15.0%, consumption increased by 7.8%, exports increased by 5.5% and imports increased by 16.0%.

During 2012, GDP grew by 5.5% as compared to 2011. Aggregate domestic demand increased by 7.1%, gross fixed capital formation increased by 11.6%, consumption increased by 5.7% (mainly driven by an increase in private consumption), exports increased by 0.1% and imports increased by 4.8%.

During 2013, GDP grew by 4.2% as compared to 2012. Aggregate domestic demand increased by 3.5%, private consumption increased by 5.9%, gross fixed capital formation increased by 2.1%, exports increased by 3.4% and imports increased by 1.7%. Although exports were higher in 2013, lower private consumption in comparison with 2012 resulted in a slower rate of GDP growth.

During 2014, GDP grew by 1.9% as compared to 2013. Although consumption increased by 2.5% and exports increased by 0.7%, aggregate domestic demand decreased by 1.2%, gross fixed capital formation decreased by 6.1% and imports decreased by 7.0%.

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters indicated:

	Current Account (millions of US$)	GDP Growth (in %)	Domestic Demand Growth (in %)
2010
First quarter	2,171.6	2.5	8.9
Second quarter	1,049.7	6.6	15.0
Third quarter	(574.3)	7.4	16.1
Fourth quarter	1,122.2	6.5	13.5
2011
First quarter	954.3	9.6	15.0
Second quarter	230.8	5.5	9.3
Third quarter	3,292.9	3.3	8.5
Fourth quarter	980.1	5.3	5.7
2012
First quarter	192.4	4.8	4.6
Second quarter	(1,585.1)	5.8	6.7
Third quarter	(4,941.7)	5.8	8.6
Fourth quarter	(2,905.2)	5.4	9.0
2013
First quarter	(1,874.1)	5.4	8.1
Second quarter	(1,875.9)	4.0	4.6
Third quarter	(4,062.6)	4.8	1.2
Fourth quarter	(2,312.4)	2.8	1.4
2014
First quarter	(455.4)	2.7	(0.1)
Second quarter	(251.1)	2.1	(0.9)
Third quarter	(1,584.2)	1.0	(1.5)
Fourth quarter	(704.8)	1.8	0.0

Source:  Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	2010	2011	2012	2013	2014
GDP	110,999	121,319	129,028	137,029	147,185
Aggregate Domestic Demand	103,905	117,493	129,284	137,928	145,002
Gross Fixed Capital Formation	23,296	27,132	31,044	32,647	32,422
Change in Inventories	1,441	1,653	1,900	423	424
Total Consumption	79,168	88,708	96,339	104,639	113,487
Private Consumption	65,523	74,018	80,665	87,567	94,533
Government Consumption	13,645	14,691	15,674	17,072	18,954
Total Exports	42,246	46,163	44,266	44,407	49,716
Total Imports	35,153	42,336	44,522	45,306	47,533
Net Exports	7,093	3,826	(256)	(899)	2,183

Source:  Chilean Central Bank.

GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	2010	2011	2012	2013	2014
GDP	98,219	103,955	109,628	114,261	116,425
Aggregate Domestic Demand	97,233	109,078	116,868	120,964	119,478
Gross Fixed Capital Formation	22,748	26,157	29,196	29,818	27,997
Change in Inventories	(300)	2,339	2,536	1,365	(589)
Total Consumption	74,785	80,581	85,135	89,782	92,070
Private Consumption	62,764	68,319	72,466	76,714	78,388
Government Consumption	12,049	12,346	12,784	13,216	13,801
Total Exports	38,045	40,144	40,189	41,544	41,818
Total Imports	39,031	45,267	47,430	48,248	44,871
Net Exports	(986)	(5,123)	(7,241)	(6,704)	(3,053)

Source:  Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, increased from 59.0% in 2010 to 64.2% in 2014. Another key component of demand, gross fixed capital formation, increased from 21.0% of GDP in 2010 to 24.1% of GDP in 2012, decreasing to 23.8% of GDP in 2013 and 22.0% of GDP in 2014.

The following table presents GDP by categories of aggregate demand:

GDP by Aggregate Demand
(percent of total GDP, except as indicated)

	2010	2011	2012	2013	2014
GDP (in billions of pesos)	110,999	121,319	129,028	137,029	147,185
Domestic Absorption	93.6	96.8	100.2	100.7	98.5
Total Consumption	71.3	73.1	74.7	76.4	77.1
Private Consumption	59.0	61.0	62.5	63.9	64.2
Government Consumption	12.3	12.1	12.1	12.5	12.9
Change in inventories	1.3	1.4	1.5	0.5	(0.6)
Gross Fixed Capital Formation	21.0	22.4	24.1	23.8	22.0
Exports of goods and services	38.1	38.1	34.3	32.4	33.8
Imports of goods and services	31.7	34.9	34.5	33.1	32.3

Source:  Chilean Central Bank.

Savings and Investment

Between 2010 and 2014, total gross savings (or domestic gross investment) decreased as a percentage of GDP as a consequence of a decrease in national savings.  In 2010, total gross savings was also affected by negative external savings equal to 1.7% of GDP, which resulted from a current account surplus due to the increase in external demand for Chilean exports.  Between 2011 and 2014, the decrease in national savings was partially offset by positive external savings (or current account deficit).

Savings and Investment
(% of GDP)

	2010	2011	2012	2013	2014
National Savings	24.0	22.5	21.9	20.6	20.2
External Savings	(1.7)	1.2	3.6	3.7	1.2
Total Gross Savings or Domestic Gross Investment	22.3	23.7	25.5	24.3	21.4

Source:  Chilean Central Bank

Principal Sectors of the Economy

The Chilean economy, with a GDP of US$251 billion in 2011, US$265.1 billion in 2012, US$276.8 billion in 2013, and US$258.2 in 2014, each as calculated based on the average exchange rate for the applicable year, has considerable natural resources, a modern export-oriented manufacturing sector and a sophisticated services sector.

The earthquake and tsunami that occurred on February 27, 2010 caused severe damage to productive assets in areas of the country important to Chile’s economy. This contraction in output was largely caused by the earthquake and tsunami’s effect on industrial output and on the manufacturing sector in particular, which suffered damage to its infrastructure, machinery and equipment and experienced an increase in lost workdays among absent employees. The manufacturing sub-sectors most affected were paper and printing products; foodstuffs, beverages and tobacco; metal products, machinery and equipment and miscellaneous manufacturing; and chemical, petroleum, rubber and plastic products. The primary sector was also severely affected by the earthquake and tsunami. The fishing industry suffered significant damage to vessels and processing infrastructure, while the agriculture industry experienced the destruction of storage facilities, and water restraints caused by damage to irrigation infrastructure. The services sub-sectors most significantly and adversely affected by the earthquake and tsunami were transport and personal services.

In 2011, GDP grew by 5.8%, primarily driven by marked increases in gross fixed capital formation and private consumption. Most of Chile’s productive sectors, including in particular agriculture, forestry and fishing, recorded significant growth. This growth was mainly due to domestic absorption, which reached 96.8% of GDP in 2011, compared to 93.6% in 2010.

In 2012, GDP grew by 5.5%, mainly due to a 6.5% increase in the services sector and a 2.6% increase in the primary sector. In line with 2011 results, this growth was principally driven by domestic absorption, which reached 100.2% of GDP, and private consumption, which totaled 62.5% of GDP.

In 2013, GDP grew by 4.2%, driven mainly by a 4.7% increase in both the services sector and the primary sector.  Domestic absorption reached 100.7% of GDP, and private consumption totaled 63.9% of GDP.

In 2014, GDP grew by 1.9%, primarily as a result of a 1.6% increase in the primary sector and a 2.5% increase in the services sector, while the manufacturing sector contracted by 0.9% primarily due to decreases in foodstuffs, beverages and tobacco, in metal products, machinery and equipment, and in textile, cloth and leather production.  Growth in 2014 was driven by domestic absorption, which reached 98.5% of GDP, and private consumption totaled 64.2% of GDP.  The domestic absorption rate in 2014 was primarily supported by the increase in total consumption.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	2010		2011		2012		2013		2014
PRIMARY SECTOR:	19.2		18.2		15.7		14.2		14.3
Agriculture, livestock and forestry	2.7		2.8		2.6		2.6		2.7
Fishing	0.5		0.5		0.4		0.3		0.3
Mining	16.0		14.9		12.8		11.3		11.2
Copper	14.7		13.3		11.3		9.9		10.0
Other	1.2		1.6		1.5		1.4		1.2

MANUFACTURING SECTOR:	10.8		11.0		10.8		10.8		11.3
Foodstuffs, beverages and tobacco	4.0		4.1		4.2		4.3		4.8
Textiles, clothing and leather	0.3		0.3		0.3		0.3		0.2
Wood products and furniture	0.5		0.5		0.4		0.5		0.6
Paper and printing products	1.4		1.3		1.0		1.0		1.2
Chemicals, petroleum, rubber and plastic products	2.1		2.2		2.3		2.3		2.3
Non-metallic mineral products and base metal products	0.7		0.7		0.6		0.5		0.5
Metal products, machinery and equipment and miscellaneous manufacturing	1.8		1.8		1.9		1.8		1.7

SERVICES SECTOR:	62.0		62.6		64.9		66.5		65.8
Electricity, oil and gas and water	2.8		2.8		2.5		2.4		2.3
Construction	6.8		6.9		7.4		7.6		7.3
Trade and catering	9.4		9.5		9.9		10.1		9.7
Transport	4.3		3.9		4.2		4.2		4.2
Communications	2.0		2.0		1.9		1.9		1.8
Financial services	16.9		17.7		18.7		19.1		19.1
Housing	4.8		4.8		5.0		5.1		5.2
Personal services	10.7		10.8		11.1		11.6		11.7
Public administration	4.4		4.3		4.4		4.5		4.6

Subtotal	92.0		91.8		91.4		91.4		91.4
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.0		8.2		8.6		8.6		8.6
Total GDP	100		100		100		100		100
Nominal GDP (millions of Pesos)	Ps.	110,998,729	Ps.	121,319,462	Ps.	129,027,553	Ps.	137,028,983	Ps.	147,184,925

Source:  Chilean Central Bank.

Change in GDP by Sector

(% change from previous year, except as indicated)

	2010		2011		2012		2013		2014
PRIMARY SECTOR:	1.2		(2.1)		2.6		4.7		1.6
Agriculture, livestock and forestry	0.3		10.5		(5.6)		2.7		0.4
Fishing	(0.2)		21.3		21.2		(16.0)		18.6
Mining	1.5		(5.2)		3.8		5.9		1.3
Copper	0.4		(6.2)		3.9		6.5		0.6
Other	14.0		6.6		3.2		1.3		6.6

MANUFACTURING SECTOR:	2.6		7.6		3.6		1.1		(0.3)
Foodstuffs, beverages and tobacco	(1.6)		9.7		5.6		0.7		(0.1)
Textiles, clothing and leather	17.6		9.3		10.3		2.9		(12.6)
Wood products and furniture	4.9		10.9		(0.5)		4.3		6.1
Paper and printing products	(6.1)		10.1		3.4		0.7		(1.7)
Chemicals, petroleum, rubber and plastic products	5.6		0.0		2.4		1.9		2.3
Non-metallic mineral products and base metal products	4.8		17.6		(4.5)		(1.0)		(4.2)
Metal products, machinery and equipment and miscellaneous manufacturing	11.4		4.7		4.0		0.6		(2.3)

SERVICES SECTOR:	6.6		7.8		6.4		4.6		2.5
Electricity, oil and gas and water	8.4		11.7		8.4		9.8		4.9
Construction	1.8		6.8		7.2		3.9		1.5
Trade and catering	14.8		12.1		6.7		6.1		0.6
Transport	7.9		6.7		11.0		4.1		2.3
Communications	10.7		7.7		7.5		7.7		6.6
Financial Services	6.7		8.8		6.6		3.6		2.2
Housing	0.7		2.5		2.9		1.8		1.7
Personal Services	5.1		7.0		5.3		4.9		3.9
Public Administration	2.7		0.7		3.6		3.8		3.6

Subtotal	5.1		6.0		5.5		4.3		2.0
Net adjustments for payments made by financial institutions, VAT and import tariffs	13.1		8.9		6.9		5.0		0.8
Total GDP	5.8		5.8		5.5		4.2		1.9
Real GDP (chained volume at previous year prices)	Ps.	98,219,034	Ps.	103,954,673	Ps.	109,627,615	Ps.	114,260,687	Ps.	116,424,841

Source:  Chilean Central Bank.

Primary Sector

The Chilean economy’s primary sector is significant due to the size of its direct contribution to GDP (15.7% in 2012, 14.2% in 2013 and 14.3% in 2014), and its role as a supplier of inputs to the manufacturing sector.

Agriculture, Livestock and Forestry

Agricultural production consists primarily of fruit, which includes fruit concentrates, table grapes, apples, pears, nectarines, prunes, lemons, avocados, berries, cherries and peaches.

The characteristics of Chile’s climate, botany and soil give the country a comparative advantage in the forestry sector. In 2013, the date of Chile’s most recent forestry census, forests covered 17.3 million hectares, making up approximately 22.9% of Chile’s surface area, and forest plantations covered approximately 3 million hectares, or 3.9% of Chile’s surface area.

This sector contributed US$5.70 billion in exports during 2014, or 7.6% of exports by value, compared to US$5.65 billion, or 7.4%, during 2013.

Fishing

Chile ranks among the foremost fishing nations in the world, with an estimated annual catch for 2014 of 3.1 million tons, of which sea-caught products accounted for 67.7%, while aquaculture accounted for 32.3%. Chile’s main products include anchovies, horse mackerel and sardines.

In less than a decade, Chile has become a leading farmed salmon and trout producer and exporter. Climatic conditions around the Chiloé and Aysén Regions, including water that is continually replenished from both the Antarctic currents and run-off from the Andes, provide an ideal environment for a year-round fish farming industry. In 2009, salmon production was adversely affected by the infectious salmon anemia, or ISA, virus, which affected numerous breeds and multiple production sites. Producers and other affected companies downsized their labor force and, in many cases, had to restructure their debt. In response, the government launched a support plan for this sector, including improvements in the applicable regulations and access to US$120 million in financial support for producers. In addition, the National Fishing Authority (Servicio Nacional de Pesca, or SERNAPESCA) formed a committee of virology experts and representatives of the salmon industry to study the causes of the virus and devise a plan to limit its spread. In 2010, total Atlantic salmon annual production amounted to 123.2 thousand tons, a 39% decrease compared to 2009, which had decreased as a result of the ISA virus and the earthquake and tsunami of 2010. The Atlantic salmon sector began its recovery during 2011, reaching a total production of 551.8 thousand tons in 2014, exceeding the pre-crisis production level of 2008.

The Fishing Act of 1991 introduced the concept of sustainable use and was amended in April 2010 by Law No. 20,434 in response to environmental concerns over the use of medicines and pesticides on aquafarms and the production of large volumes of waste. The amended Fishing Act also empowered SERNAPESCA to create a registry of legal entities and individuals authorized to perform environmental and sanitation evaluation services, as well as to issue certificates of compliance with the Fishing Act.

On February 9, 2013, Congress enacted Law No. 20,657 amending the Fishing Act to address the issue of long-term sustainability of fishing activities in light of the permanent and growing challenges presented by the overexploitation of fishing resources. The efficiency and implementation of the conservation measures and fishing management will be assessed every five years based on the following criteria:  ecosystem protection, transparency, the avoidance of heavy exploitation and an audit process, among other factors.

Mining

Chile has large reserves of metallic and non-metallic mineral resources and is the world’s largest producer of copper. In 2014, Chile recorded an estimated 200 million metric tons of copper reserves, which represented 29.9% of the world’s reserves, and produced 5.8 million metric tons of grade A copper. Large quantities of iodine, coal, gold, silver, nitrate, iron ore and molybdenum are also found in Chile. As a result, the mining sector is a significant contributor to the export sector and to Chile’s GDP. Whereas non-manufactured mining exports are recorded under the mining sector, the process of mining production is included in the manufacturing sector.

In the 1990s, the mining sector grew due to increased investment, including the opening of new large mines. During 2013 and 2014, this sector represented 11.3% and 11.2%, respectively, of GDP and accounted for approximately 57.2% and 54.2%, respectively, of Chile’s total exports amounting to approximately US$43.8 billion and US$41.0 billion per year, respectively. The decrease in 2014 reflects lower volumes exported at lower prices. Copper exports during 2014 decreased by US$2.1 billion compared to 2013.

Copper is extracted by a mix of state-owned and private companies. The state-owned copper enterprise, Codelco, is the largest copper producer in the world as well as the largest company in Chile. Codelco contributed US$2.9 billion to government revenues in 2013, and US$2.4 billion in 2014, while private mining contributed US$3.0 billion in 2013 and US$2.5 billion in 2014. Under Chilean law, Codelco’s net earnings are subject to a special 40.0% tax in addition to the corporate income tax generally applicable to domestic companies and paid by its private sector competitors. In addition, as a wholly state-owned enterprise, Codelco contributes all of its net income to the central government’s budget through profit transfers. See “Public Sector Finances—Government-owned Enterprises—Codelco.” In 2012, the copper industry contributed a total of US$8.2 billion in revenues to the government. In 2013, as a result of decreased copper prices, government revenue from copper, including private mining, decreased to US$5.9 billion. Copper exports represented approximately 92.3% of all Chilean mining exports in 2014.

Although the mining sector continues to be the recipient of most of the foreign investment in Chile, a trend toward diversification has made the electricity and services sectors increasingly appealing to foreign investors, while mining investment has decreased in relative terms. Foreign investment in the mining sector in 2011, 2012 and 2013 totaled US$17.9 billion, US$12.3 billion and US$2.2 billion, respectively. The decrease in foreign investment in the mining sector between 2012 and 2013 was primarily due to lower capital contributions in the mining sector and lower profit reinvestment caused by lower copper prices and higher costs, in particular for energy.

In May 2005, a mining tax, known as the mining royalty, was enacted by Congress, which initially stipulated that, in addition to any corporate income tax required to be paid, mining companies producing over 50,000 metric tons of fine copper per year were to be taxed at 5.0% of taxable income (renta imponible), while those producing between 12,000 and 50,000 metric tons were to be taxed on a sliding scale from 0.0% to 4.5%, and those producing less than 12,000 tons were to be excluded from the new tax. The mining royalty does not infringe on any existing tax agreements between foreign firms and the Chilean government.

In October 2010, as part of the government’s plan to finance the reconstruction effort following the February 2010 earthquake and tsunami, Congress raised mining royalties payable to the government pursuant to Law No. 20,469. This law establishes a new sliding scale tax on mining companies, which varies depending on annual sales of fine copper and, in the case of large companies, operating margin. Mining operators with annual sales over 50,000 metric tons of fine copper are now subject to a tax ranging from 5.0% to 34.5% of operating margin, instead of the prior 5.0% fixed rate tax on taxable income previously established under Law 20,026 of 2005. See “Republic of Chile—Earthquakes and Other Natural Disasters.” During 2013, the mining royalty, which was imposed on both domestic and foreign mining companies operating in Chile contributed approximately US$198 million to government revenue.

The government is seeking to develop other mining activities such as the exploration and exploitation of lithium reserves and of gold. An international bidding process to grant rights to explore and exploit lithium was conducted in 2012, and resulted in an initial award that was challenged by other bidders and left without effect. No further steps have been taken by the government pending resolution of the dispute. With respect to gold, Pascua Lama, a cross-border mining project undertaken by Barrick Gold Corp. and involving Argentina, was scheduled to commence production in 2014, but construction was enjoined in 2013 as a result of environmental claims brought by indigenous communities regarding the impact of the project on water supplies. In May 2014, Barrick Gold Corp. signed a memorandum of understanding with a group of 15 indigenous communities in Chile, marking the first step in the dialogue to restart the Pascua Lama project. However, the project remains suspended and is facing new enforcement procedures brought by the Superintendency of the Environment (Superintendencia del Medio Ambiente, or SMA) after the Supreme Court confirmed an environmental court ruling, which had annulled the sanctions imposed by the SMA for non-compliance with its environmental permits.

Manufacturing Sector

Chile’s manufacturing sector is based primarily on the processing of natural resources. Between 2010 and 2014, this sector represented 10.9% of GDP.

During 2013 and 2014, exports from the manufacturing sector amounted to US$27.0 billion and US$28.9 billion, representing 38.2% and 35.4% of total exports, respectively.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products
(in billions of pesos and as a percent of total)

	2010		2011		2012		2013		2014
	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)	(Ps.)	(%)
Foodstuffs, beverages and tobacco	4,472	37.3	4,977	37.4	5,363	38.5	5,872	39.7	7,088	42.7
Textiles, clothing and leather	344	2.9	341	2.6	356	2.6	360	2.4	317	1.9
Wood products and furniture	519	4.3	556	4.2	577	4.1	674	4.6	873	5.3
Paper and printing products	1,568	13.1	1,612	12.1	1,329	9.5	1,436	9.7	1,713	10.3
Chemicals, petroleum, rubber and plastic products	2,369	19.7	2,715	20.4	3,014	21.6	3,210	21.7	3,402	20.5
Non-metallic mineral products and base metal products	775	6.5	870	6.5	786	5.6	705	4.8	710	4.3
Metal products, machinery and equipment and miscellaneous manufacturing	1,958	16.3	2,225	16.7	2,515	18.0	2,517	17.0	2,511	15.1
Total	12,005	100.0	13,130	100.0	13,940	100.0	14,775	100.0	16,615	100.0

Source:  Chilean Central Bank.

In 2010, the manufacturing sector grew by 2.5%, as compared to 2009 (measured using chained volumes at previous year prices), fueled by the global economic recovery, higher foreign and domestic demand, primarily in foodstuffs, beverages and tobacco, textiles, clothing, leather, paper and printing products.

In 2011, the manufacturing sector grew by 7.6%, as compared to 2010 (measured using chained volumes at previous year prices), which was mainly driven by growth in revenues from metal products and foodstuffs, beverages and tobacco.

In 2012, the manufacturing sector grew by 3.5%, as compared to 2011 (measured using chained volumes at previous year prices), mainly as a result of an increase in exports of foodstuffs, beverages and tobacco, and to a lesser extent the increase in exports of paper and printing products, non-metallic mineral products and chemicals.

In 2013, the manufacturing sector increased 0.9%, as compared to 2012 (measured using chained volumes at previous year prices), influenced by decreased production in non-metallic products and base metal products, which was partially offset by an increase in wood and furniture production.

In 2014, the manufacturing sector decreased 0.9%, as compared to 2013 (measured using chained volumes at previous year prices), mainly as a result of decreases in foodstuffs, beverages and tobacco, textiles, clothing and leather, in metal products, machinery, equipment and miscellaneous manufacturing and in non-metallic mineral products and base metal products.

The manufacturing sector contributes to Chile’s exports of products such as fishmeal, wine, frozen fish (including processed salmon), juice and canned foods. In 2010, 2011, 2012, 2013 and 2014, exports of manufactured foodstuff products totaled US$5.9 billion, US$7.6 billion, US$7.6 billion, US$8.3 billion and US$9.4 billion, respectively.

The chemicals, petroleum products, rubber and plastics industries exported approximately US$5.3 billion in 2013 and US$5.5 billion in 2014, which represented 19.7% and 19.0% of all manufactured exports in those years.

Chile has become a significant wine exporter globally. Wine exports totaled US$1.9 billion in each of 2013 and 2014.

Services Sector

Construction

The construction sector is composed of an infrastructure and a non-infrastructure sub-sector. The infrastructure sub-sector includes projects such as the construction of large-scale mining facilities, energy and/or water plant projects. Growth in the infrastructure sector until 2009 was fueled by a public works concession program implemented by the Ministry of Public Works. See “—Privatization and Infrastructure—Public Works—Infrastructure Concessions.” The non-infrastructure sub-sector is comprised of private sector construction projects, such as hotels, apartments and office buildings, mall centers, commercial outlets, cinemas and single-family homes. The construction sector grew by 1.8% in 2010 as a result of Chilean reconstruction efforts after the 2010 earthquake and tsunami. This upward trend continued during 2011 and 2012, during which the construction sector grew by 6.8% and 7.2%, respectively, mainly as a result of continued reconstruction efforts. In 2013 and 2014, the construction sector continued to grow, although at lower rates, amounting to 3.9% and 1.5%, respectively due to lower demand caused by more restrictive conditions imposed by lenders on mortgage applicants.

Energy

General. Energy consumption in Chile consists mainly of oil, natural gas, wood and electricity. In 2012, 2013 and 2014, energy consumption remained stable at 2.5%, 2.4% and 2.3% of GDP, respectively. Electricity generation projects currently under construction are expected to provide an additional total generating capacity of 3,555 MW, of which 1,566 MW is expected to be generated by fossil fuels, 939 MW by hydro generation, 895 MW by solar energy and 155 MW by wind farms.

Since 2012, the government’s energy policy and initiatives have been undertaken and coordinated by the Ministry of Energy (Ministerio de Energía), which is responsible for policy, laws and regulations, plans and programs and generally the stewardship of the energy sector in the country. The National Commission on Energy (Comisión Nacional de Energía, or CNE) is responsible for regulating the energy sector, including conducting tariff analysis, identifying technical and quality standards and carrying out competitive tender processes to supply energy to power distribution companies subject to regulated prices.

Chile imports in excess of 60% of its primary energy and is exposed to international price volatility, as well as supply restrictions attributable to third-party measures that it cannot control. Continued economic growth and the increasing demand for energy have resulted in significant increases in domestic energy prices affecting the population generally as well as industrial activities. The government’s current energy program has short-, medium- and long-term components that focus on demand as well as supply of energy. In the short-term, the government seeks to encourage more efficient energy use, increase energy savings and promote the use of non-conventional renewable energy, or NCRE (that is, the energy produced by geothermal, wind, solar, tidal, biomass and small hydroelectric power plants). In the medium- and long-term, the government’s goals include (i) involving stakeholders in energy planning, (ii) improving energy transmission, (iii) continuing to promote the use of NCRE, (iv) strengthening ENAP, and (v) increasing competition within the energy sector.

In May 2014, the government announced its Energy Agenda (Agenda de Energía) establishing the energy policy goals for the next decade. The main aspects of the Energy Agenda are:  (i) reducing by 30.0% the marginal costs of electricity; (ii) reducing by 25.0% the price of energy sold to distribution companies; (iii) increasing the presence of NCRE sources to 20.0% of the Chilean matrix by 2025; (iv) promoting the efficient use of energy and achieving a 20.0% savings goal; (v) designing a fossil fuels price stabilization system; (vi) strengthening the role of ENAP — a state-owned company focused on the hydrocarbon market — in the energy market; and (vii) developing a long-term energy policy by 2015. The implementation of certain aspects of the Energy Agenda will require legislative action based on bills to be submitted by the Ministry of Energy, including among other initiatives, the interconnection of the two main electric networks:  SIC (Sistema Interconectado Central) and SING (Sistema Interconectado del Norte Grande), which together make up for over 99.3% of the total electricity generation in Chile. The Ministry of Energy has begun implementing aspects of the Energy Agenda that do not require legislative action.

Over the past few years, the government has supported the development of NCRE sources particularly through an improvement in the electricity market’s regulatory framework and the implementation of direct support mechanisms for investment initiatives in NCRE. There has been an increasing interest by both local and international investors in the development of these projects. On April 1, 2008, Congress enacted Law No. 20,257 aimed at fostering the development and use of NCRE. Under this new law, energy generation companies with a capacity of 200 MW or more were required to produce a certain percentage of their energy output from NCRE sources. This obligation was initially 5.0% of the total energy output and it was stipulated that starting from 2015, the obligation would increase 0.5% annually up to 10.0% in 2024. On October 22, 2013, however, Congress enacted Law No. 20,698, which increased the required percentages of NCRE-sourced energy. Under the new law, the 5.0% quota will reach 20.0% in 2025 through progressive increases starting in 2015. Additionally, Law No. 20,698 set forth the obligation of the Ministry of Energy to call for bids to fulfill the corresponding NCRE quota to award contracts with price stabilization mechanisms.

Oil and Gas. Substantially all of Chile’s crude oil and natural gas consumption is imported. During 2014, 10.1 million cubic meters of crude oil was refined in Chile, 3.3% of which was from reserves from domestic production and 96.7% of which was imported. In 2014, domestic crude oil production totaled 173,700 cubic meters and crude oil imports amounted to 9.8 million cubic meters. In addition, 997.3 million cubic meters of natural gas was processed in the same period and domestic production totaled 673.0 million cubic meters. Although there are no legal restrictions in Chile on the refining of crude oil by private sector companies, the only refiner in Chile is ENAP. National and international refiners sell their refined products in an open and competitive market to private distributors.

In previous years, Chile faced restrictions on its natural gas imports from Argentina, Chile’s main supplier. To remedy this problem, ENAP, in association with private companies (Endesa, Metrogas and BG Group), developed and implemented the Quintero LNG Project, the first liquefied natural gas (LNG) import terminal in South America. This terminal has been fully operational since 2010 and has an installed capacity of 10 million cubic meters per day, which is expected to reach 15 million cubic meters per day in 2015. In addition, in February 2010, Codelco and Suez began operating the new Mejillones LNG terminal, with an operating capacity of 5.5 million cubic meters per day, and intended to increase its operating capacity to 8.25 million cubic meters per day within two years after the expansion project begins.

To promote hydrocarbon exploration, the Ministry of Mining invited local and international companies to participate in a tender for exploration and production blocks located at the Magallanes Basin (south of Chile). On November 15, 2007, the Ministry of Mining awarded nine exploration blocks to several private companies and/or consortia. In 2009, the Ministry awarded a new exploration block to a consortium formed by ENAP and Methanex. Since 2010, the agreements governing these exploration activities have been under the supervision of the Ministry of Energy.

Electricity. Since December 2008, 100.0% of the equity interests in the distribution and generation companies in Chile have been controlled by the private sector. The electricity industry in Chile is divided into three sub-sectors:  generation, transmission and distribution.

The generation sub-sector consists of companies that generate electricity from hydroelectric, gas-fired and thermal sources. During 2013, 65,958 GWh (gigawatt-hours) were produced in Chile by the two main electric networks, SIC and SING. Chile derives 30.7% of its total power from hydraulic generation, 19.3% from natural gas, 40.7% from coal, 6.0% from petroleum; 2.8% from biomass and 0.6% from wind energy.

The transmission sub-sector features companies that transmit the electricity produced by generation companies at high voltage via high-tension power lines over long distances.

The distribution sub-sector consists of companies that purchase electricity from generation companies to sell to regulated and unregulated customers.

As of December 2013, the installed capacity comprised 35.2% hydraulic energy, 23.9% natural gas, 20.8% coal, 16% petroleum, 2.3% biomass and 1.7% wind sources. By 2025, NCRE sources are expected to account for approximately 20.0% of the total energy output.

In 2004 and 2005, the government passed two laws, the so called “Short Law I” of 2004 and “Short Law II” of 2005, intended to provide incentives for private investment in the electricity sector. Short Law I created incentives for investments in transmission, while “Short Law II” created incentives for investments in power generation, including both conventional projects and alternative renewable energy sources by allowing distribution companies to award long-term power purchase agreements (PPAs) to generators at prices determined in open bids instead of using regulated prices. Generators compete on prices to sell energy to distributors and the price of the resulting PPA is typically indexed to each bidder’s input costs. According to information released by the National Energy Commission, in 2006, electricity supply projects increased by 30.0% after the enactment of Short Law II.

On January 29, 2015, Law No. 20,805 entered into force, which is intended to improve the competitive bidding process carried out to supply energy to regulated clients and ensure electricity supply under resulting contracts. Additional goals of this law include obtaining competitive prices and ensuring compliance with economic efficiency, competition, security and diversification objectives. Law No.  20,805 also grants more authority to the CNE in connection with the competitive bidding process.

In May 2014, the Ministry of Energy announced that during the first half of 2015, it will submit to Congress a bill including measures to facilitate access and connectivity between current and new providers of conventional and non-conventional energy.

Initiatives to increase power generation have encountered important hurdles primarily related to environmental concerns.

The HydroAysén Project contemplates the construction of five hydroelectric power plants in the Aysén Region, two on the Baker River and three on the Pascua River. The dams would generate a total of 2,750 megawatts (3,690,000 horsepower) with further capacity for 18,430 gigawatt-hours (66,300 terajoules) on average annually. The HydroAysén Project encountered objections raised by certain environmental non-governmental organizations (NGOs) and activists. Construction was initially enjoined by the Court of Appeals of Puerto Montt, and afterwards by the Supreme Court of Chile. In 2012, the injunctions were lifted. However, in June 2014, the council of ministers of the government of Chile declined to approve the HydroAysén Project due to its perceived adverse environmental impact. This decision of the council of ministers has been appealed before the environmental courts.

The Alto Maipo Hydroelectric Project contemplates the construction of two dams in Cajón del Maipo, 50 kilometers from Santiago. The two dams, Alfalfal II and Las Lajas, are expected to utilize water from the Volcán, Yeso and Colorado rivers and will have an installed capacity of 531 megawatts. The Alto Maipo project also encountered objections raised by certain NGOs and activists. The sponsors of the project have obtained all necessary environmental approvals to begin construction, which began in the second half of 2014.

On August 28, 2012, the Supreme Court revoked certain environmental approvals granted to the Castilla project, a 2,100 MW coal and fuel-oil based power plant in the Atacama Region, near the city of Copiapó, and a related port facility. The court sided with the plaintiffs’ arguments that the plant and port should be considered as a single project for environmental approvals, and that the contamination levels of the project considered as a whole were impermissibly high. As a result, development efforts relating to the Castilla project were suspended and later terminated because the project developer was declared bankrupt in its home country. The Castilla project represented a substantial portion of the expected generation projects and with its abandonment, upward pressure on the price of electricity may persist.

In January 2014, the Supreme Court approved the environmental permit granted for the Punta Alcalde project, a 740-MW coal-fired power plant, to be located 32 kilometers south of Huasco in the Atacama Region. The Supreme Court’s approval requires the project developers to adopt additional air mitigation and control measures. According to publicly available information as of the date of this report, the project has been suspended.

Water

As of 2013, approximately 99.9% of the Chilean population living in urban areas had access to drinkable water. Private companies provide water and wastewater services in Chile since the privatization of the last three state-owned companies in June 2004. The treatment of wastewater increased from 20.2% in 1999 to 99.93% in 2013.

On June 15, 2011 and May 4, 2012, the government, through CORFO, sold a portion of its ownership interest in the Aguas Andinas, ESVAL/ESSBIO and ESSAL water companies, while maintaining veto rights over decisions that affect the water rights of these companies. See “Privatization and Infrastructure.”

Trade and Catering

The trade and catering sector is primarily composed of retail and wholesale local commerce. Additionally, it encompasses a portion of Chile’s gross tourism income and other related services such as restaurant dining, lodging and catering.

The growth and liberalization of Chile’s economy during the 1990s led to the rapid expansion of this sector. The commerce sub-sector has received significant investments in recent years, directed to a large extent at the construction and improvement of shopping malls. As of September 2014, Chile had approximately 64 shopping malls. The supermarket industry has also experienced rapid expansion, as well as consolidation in recent years.

The travel and leisure industry, particularly tourism, is one of the most important contributors to the services sector. From 2010 to 2014, the average annual number of tourists visiting Chile totaled 3.3 million. In 2014, Chile received approximately 3.7 million tourists, primarily from Argentina (36.1%), Brazil (11.1%), Bolivia (10.8%), Peru (9.4%), the United States (4.4%), Colombia (2.4%), Spain (2.0%), Germany (1.9%) and France (1.8%). The tourism industry in 2011 and 2012, the latest data available, recorded revenues of US$7.9 billion and US$9.2 billion, respectively.

Personal Services

Chile’s personal services sector is composed of public and private education and health services and other services (including media and other services that are not rendered by the government or any other public entity). The personal services sector accounted for 10.7% in 2010, 10.8% in 2011, 11.1% in 2012, 11.6% in 2013 and 11.7% in 2014.

In Chile, parents can choose between public and private schools for their children. All schools, however, must comply with certain educational and academic program standards and require governmental authorization. Public schools receive monthly fund transfers from the central government based on the number of students attending, and many privately managed schools also receive government funding on the same basis. In 2011, Congress approved the General Education Law (Ley General de Educación, or LGE), which, among other things, created the Education Quality Agency (Agencia de Calidad de la Educación), responsible for assessing schools’ performance, and the Superintendency of Education (Superintendencia de Educación), which is responsible for school inspections. The LGE also strengthens the role of the National Council of Education (Consejo Nacional de Educación) in approving the national standards and curriculum for preschool, primary and secondary education. See “—Poverty, Income Distribution and Social Reforms—Educational Reforms.” Chile began implementing a new education reform in 2014, which, among other things, aims to increase all students’ access to school. See “—Poverty, Income Distribution and Social Reforms—Educational Reforms.”

Chile has a dual health insurance system comprising the public National Health Fund (Fondo Nacional de Salud, or Fonasa) and licensed private insurers (Instituciones de Salud Previsional, or Isapres), which provide health insurance plans. Since August 2011, all workers must set aside at least 7.0% of their monthly salary for the financing of a health insurance plan, up to a limit of the equivalent of UF4.62 (approximately US$187 as of December 31, 2014). However, on August 31, 2011, Congress enacted Law No. 20,667 that (i) exempted lower-income retired workers (jubilados) from this contribution requirement and (ii) reduced the contribution obligations of middle-income retired workers as defined by Social Protection Data (Ficha de Protección Social).

Workers may opt between joining the Fonasa health service network (by contributing 7.0% of their salary, up to the abovementioned limit) or purchasing a health insurance policy offered by any Isapre (by paying 7.0% or more of their salary). As of January 1, 2014, approximately 3.2 million people were covered by private health insurance policies contracted with Isapres and over 13.4 million people were covered by Fonasa. A portion of the remaining population (approximately 1.0 million) receives health care from the armed forces and police health care systems, while the rest are uninsured.

Fonasa is a universal healthcare system that provides medical and health care, surgical services, and public disease prevention programs through a regionally managed health service network. The Ministry of Health, through Fonasa, collects and distributes state and private funds for health services provided primarily in facilities managed by the state. The government also provides health care coverage for the uninsured and the indigent.

Within the Fonasa system, beneficiaries can choose to pay a modest co-payment and obtain care from any provider on a pre-approved list (Modalidad de Libre Elección, or MLE), or they may choose to obtain care at public facilities at almost no cost (Modalidad de Atención Institucional, or MAI). Within the private healthcare system, Isapres offer myriad and widely varying combinations of benefits, premiums and co-payments. While the law allows Isapres to offer different plans according to the age and sex of individuals, no further risk segmentation is permitted. A network of private health providers supplies most medical care under the Isapre system.

Plan AUGE (Acceso Universal con Garantias Explícitas), a public health system reform, was put into place in 2005. This plan aims to provide full coverage over time at low or zero co-payments for a list of priority ailments. The program has continued to expand since 2005 to include different ailments. See “—Poverty, Income Distribution and Social Reforms—Health System Reform.”

Financial Services

Banks, pension funds, life and general insurance companies, and other institutional investors comprise Chile’s financial services sector. The financial services sector contributed 16.9%, 17.7%, 18.7%, 19.1% and 19.1% of total GDP in 2010, 2011, 2012, 2013 and 2014, respectively.

Conditions in the sector have been relatively favorable in recent years due to improving regulations and a strong, fully funded pension system managed by private administrators (the AFPs) that has generated a significant flow of savings into the financial markets.

In September 2009, the stock exchanges of Lima (Peru), Colombia (operating in Bogota, Medellin and Cali) and Santiago (Chile) entered into a memorandum of understanding in order to create an integrated model for the market of variable rate instruments, to be managed by each participant, and compensated and liquidated by the participating entities. In November 2010, the stock exchanges entered into an agreement to implement the first phase of the stock integration, creating the so-called Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA). The MILA was approved by the SVS and became operative in Chile in June 2011.

Mexico became a member of MILA in December 2014. After their addition, the consolidated market capitalization of the MILA amounted to US$939 billion, according to the Iberoamerican Federation of Stock Exchange (Federación Iberoamericana de Bolsas, or FIAB), which was greater than the market capitalization of the BM&F BOVESPA, the Sao Paolo stock exchange, that totaled US$844 billion as of December 31, 2014.

As of December 31, 2014, Chile’s banking sector comprised 22 privately owned banks and one state-owned bank (Banco Estado), and total banking system assets, deposits and loans totaled US$297.8 billion, US$173.7 billion and US$207.2 billion, respectively.

Chile’s securities market is composed of three stock exchanges:  the Santiago Stock Exchange (Bolsa de Comercio de Santiago), which accounted for 93.1% of equity trading during the first nine months of 2014, and the Chilean Electronic Exchange (Bolsa Electrónica de Chile) and the Valparaíso Brokers Exchange (Bolsa de Corredores de Valparaíso), which together accounted for 6.9% of equity trading. As of December 31, 2014, the Santiago Stock Exchange had 230 companies listed and a total market capitalization of US$233 billion.

The market is regulated and supervised by the SVS, the SBIF and the Superintendency of AFP. Regulators are entitled to impose sanctions (including suspension of licenses and fines).

Transport and Communications

Transport. Chile’s transport sector represented 4.3% of GDP in 2010, 3.9% in 2011 and 4.2% in each of 2012, 2013 and 2014. Chile’s communications sector represented 2.0% of GDP in 2010, 2.0% in 2011, 1.9% in 2012, 2.0% in 2013 and 1.8% in 2014.

From 2010 to 2014, the total amount of maritime cargo transported increased on average by 4.5% per year, averaging approximately 135 metric tons per year. From 2010 to 2014, the total amount of air cargo transported increased on average by 3.0% per year, averaging approximately 272,161 tons per year. From 2010 to 2014, railroad freight transport increased by 1.4%, averaging approximately 26.7 million tons per year.

In an effort to increase private sector participation in the transport sector, between 2010 and 2012, portions of the San Antonio, Talcahuano, Coquimbo and Valparaíso ports were opened to public bidding processes. As a result, port concessions relating to the San Antonio port were awarded for a twenty-year period as well as for the Talcahuano and Coquimbo ports, for thirty years and twenty years, respectively. In 2013, the bidding was completed for Terminal 2 in the Valparaíso Port, and concessions were awarded for a thirty year period.

In February 2007, the Ministries of Transportation and Public Works implemented a new public transport system for Santiago, known as the “Transantiago” system, by granting concessions to private bus operators. This system was designed to be funded by a combination of the resulting bus and subway tolls and public subsidies. The primary objectives of the Transantiago system were to improve the quality of public transportation and reduce Santiago’s high levels of atmospheric pollution and traffic congestion.

The Transantiago system has experienced various challenges, mainly due to design problems, which, combined with lower than projected demand and difficulties in fee collection, resulted in operational deficits of approximately US$726 million in 2010, US$736 million in 2011, US$714 million in 2012, US$718 million in 2013 and US$702 million in 2014. In order to meet the Transantiago system’s resulting funding shortfall, the government exercised its extraordinary power under Article 32 of the Constitution, which allows it to appropriate up to 2.0% of the annual budget to fund the Transantiago system. In August 2009, Congress approved a US$1.0 billion subsidy for the Transantiago system to be used to cover the system’s deficit until

2014, to finance tariff reductions for students, to increase capacity, to decrease users’ average waiting time and to make the system the preferred method of transportation in Santiago. Although the subsidy was designed to permit the Transantiago system to finance its own operations, the government has been forced to increase fares several times since June 2010.

Subsidies provided to the Transantiago bus operators are specified by law and any adjustment must be approved by Congress in the annual budget law. Therefore, unless the law implementing the Transantiago system is amended by Congress, any shortfall between the subsidies and the total cost of the system to the bus operators may only be covered by fares. In May 2012, the government submitted a bill to Congress to increase the amount of subsidies allocated to the Transantiago system in order to maintain the financial stability of the system and prevent a significant increase in tariffs. In September 2013, Congress passed the bill and thus increased the amount of subsidies and created the Regional Development Fund to oversee the management of these subsidies by regional governments by assuring that funds designated to certain regions are invested as intended and improving information sharing between regions and the central government.

Since the establishment of the Transantiago system, a number of private transport companies (including most recently Inversiones Alsacia S.A. and Express de Santiago Uno S.A.) have been subject to insolvency proceedings. Due to such problems, during the second half of 2011, the Ministry of Transportation and Telecommunications renegotiated the terms of the public transportation contracts in order to improve the transportation system’s efficiency. The new contracts became effective on June 2012 and include incorporating gradually new requirements for operation and the strengthening of oversight in order to reduce the amount of tariff evasion, one of the system’s main problems.

Communications. The government has recognized the importance of information and communication technologies for Chile’s development and has consequently implemented a number of policies in various areas and formed the Committee of Ministers for Digital Development in 2007. This committee is responsible for the design and implementation of public policies to promote a deeper and more intensive use of information and communication technologies for citizens, businesses and the state.

The information and communications sector represented 2.0% of GDP in each of 2010 and 2011, 1.9% in each of 2012 and 2013 and 1.8% in 2014. Annual net foreign investment in the telecommunications sector was approximately US$(539) million in 2011, US$1,809 million in 2012 and US$878 million in 2013. This level of foreign investment is mainly due to growing domestic demand for telecommunication services flowing from the introduction of wireless broadband access technologies.

In line with the global trend, the number of mobile subscribers is currently more than seven times the number of installed fixed lines. As of September 30, 2014, the country had 23.0 million mobile subscribers and 3.4 million fixed telephone lines, representing a penetration rate of 128.6% for mobile telephone services and 18.9% for fixed-line services (including pay phones). Since January 2012, mobile phone users are entitled by law to retain their phone numbers in the event that they change mobile service providers.

In June 2012, Congress passed legislation to increase regulatory oversight of the design and installation of towers and antennas used for mobile services, to improve health standards and reconcile environmental concerns with the requirements of the growing mobile services market. The legislation makes service providers directly accountable to the communities affected by such infrastructure by allowing such communities to participate in the design and installation process.

In 2013, the government announced guidelines to encourage the digital and technological development in Chile through 2020, or the Digital Agenda. The Digital Agenda turns on five strategic pillars of activity:  digital connectivity and inclusion; innovation and entrepreneurship; education and training; services; and environment for digital development. Throughout implementation, the Digital Agenda has expanded the coverage of networks and access to digital services, supported the development of a culture of entrepreneurship and innovation, made access to new media part of the educational agenda, facilitated payment systems throughout the country and placed the issues relating to freedom of access to content and applications without arbitrary discrimination and the principle of transparency in technical information on the Congressional agenda.

On September 14, 2009, Chile announced that it was adopting the ISDB-T International television broadcasting standard. On May 29, 2014, Law No. 20,750 regarding digital television was enacted. The law seeks to create an adequate framework for the proper functioning of the television industry, introduces the ideal of pluralism and modifies the functions of the National Commission of Television (Consejo Nacional de Televisión).  Law No. 20,750 regulates the granting of concessions and limits to one the number of concessions for broadcast TV available to a single economic group within a location. Also, the new regulation seeks to promote, finance and grant subsidies to the production costs of transmission and broadcasting of high cultural level contents, as well as national, regional or local interest content with educational information or through which the civil and democratic values are encouraged.

On August 9, 2014, the government announced flat rates for local and national long distance calls.

The following table provides a summary of certain information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

	As of December 31,				As of September 30,
	2010	2011	2012	2013	2014

Lines per 100 inhabitants	20.1	19.4	18.8	18.2	18.9
Cellular subscribers per 100 inhabitants	115.6	128.8	137.0	134.2	128.6
Domestic long distance minutes (million)	1,031.1	908.1	749.4	588.1	285.2
International long distance minutes (only outgoing, million)	157.7	135.3	122.0	114.0	80.8
Internet per 100 inhabitants(1)	10.6	11.7	12.5	13.0	13.9

(1)         Refers to the number of lines in service per Chilean resident, based on annual population estimates by the INE, multiplied by a factor of 100.

Source:  Ministry of Transportation and Telecommunications, or SUBTEL.

Housing

The housing sector includes sales and rentals of houses and related services provided by realtors and residential real estate developers. The sector’s contribution to GDP has remained relatively stable in recent years, representing 4.8% in 2010, 4.8% in 2011, 5.0% in 2012, 5.1% in 2013 and 5.2% in 2014.

Public Administration

The public administration sector consists of central government expenditure on public administrative services, principally personnel. This sector contributed 4.4% in 2010, 4.3% in 2011, 4.4% in 2012, 4.5% in 2013 and 4.6% in 2014.

Employment and Labor

Employment

Unemployment percentages stood at 8.2% and 7.1% during 2010 and 2011, respectively. In 2012, 2013 and 2014, the unemployment rate stood at 6.9%, 5.9% and 6.2%, respectively. The following table presents information on employment and the labor force in Chile:

Employment and Labor(1)
(in thousands of persons or percentages)

	2010	2011	2012	2013	2014
Nationwide:
Labor force	7.988	8,128	8,234	8,431	8,527
Employment	7.402	7,589	7,742	7,915	8,003
Participation rate (%)	59,7	59,9	59,7	60,2	60,0
Unemployment rate (%)	8.2	7.1	6.4	5.9	6.2
Santiago:
Labor force	2,913	2,968	3,019	3,077	3,161
Employment	2,682	2,784	2,863	2,885	2,954
Participation rate (%)	59.8	60.3	60.7	61.2	62.3
Unemployment rate (%)	7.9	6.2	5.2	6.2	6.5

(1)                             Constitutes an average across each period indicated.

Source:  National Statistics Institute and University of Chile surveys. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

The unemployment rate is subject to strong seasonal fluctuations, especially in the agricultural and commerce sectors, where the labor force increases during most of the spring and summer months.

The manufacturing sector employed 11.5% and 11.1% of Chile’s labor force in 2013 and 2014, respectively, and contributed 10.8% and 11.3% of GDP, respectively; the agriculture, livestock, forestry and fishing sectors contributed 2.6% and 2.7% of GDP in 2013 and 2014, respectively, but accounted for 9.7% and 10.1% of Chile’s labor force because of these sectors’ labor-intensive nature. The mining sector, however, which in 2014 accounted for 11.2% of GDP, employed only about 3.0% of Chile’s labor force.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)
(% by sector employed)

	2010	2011	2012	2013	2014

PRIMARY SECTOR	14.4%	13.8%	14.2%	12.8%	13.1%
Agriculture, livestock and forestry and fishing	11.5	10.8	10.8	9.7	10.1
Mining	2.9	3.0	3.3	3.1	3.0
MANUFACTURING SECTOR	11.4	11.0	11.2	11.5	11.1
SERVICES SECTOR	74.2	75.2	74.6	75.7	75.8
Electricity, gas and water	0.8	0.8	0.7	0.6	0.8
Construction	8.2	8.1	8.4	8.6	8.1
Trade and catering	24.7	23.7	23.6	23.9	23.7
Transport and communications	7.2	7.2	7.1	7.2	7.4
Financial services	1.5	1.7	2.0	2.1	2.2
Community and social services	31.7	33.6	32.9	33.3	33.6
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%

(1)                             Constitutes an average across each period indicated.

Source:  National Statistics Institute. Since March 2010, the National Statistics Institute survey is based on new criteria for the collection of employment data, as discussed above.

Women accounted for 41.2% of the labor force on average in 2014, compared to 36.0% in 2005. By the end of 2013, approximately 11.9% of the total labor force in Chile was unionized compared to 11.1% in 2000. Collective bargaining agreements are negotiated directly between each union and individual employers rather than on an industry-wide basis. In accordance with labor laws, unions may go on strike during the collective bargaining negotiations.

Following the International Labor Organization guidelines, in 2001 an amendment to the Labor Code became effective which allows a company to engage in collective bargaining with different unions at the same time. The collective bargaining negotiations may be extended to a group of companies upon the express consent of participating employers and unions. The amendment fosters competition during stoppages and allows the labor market to operate more efficiently while reducing the long-term unemployment rate by introducing part-time, flexible, work-at-home, temporary, and special training contracts.

In 2002, Chile implemented a new unemployment insurance system based on individual accounts managed by a private fund manager, plus a state-financed solidarity fund. The system is essentially a mandatory saving scheme financed by a combination of contributions from workers (0.6% of total wages), employers (2.4% of total wages, 1.6% to each worker’s individual account and 0.8% to the solidarity fund) and the state (approximately US$15 million per year contributed to the solidarity fund). The unemployment insurance system seeks to guarantee the availability of emergency income for unemployed workers in search of new employment and thus reduces consumption volatility and improves labor market stability. The system is designed to incentivize recipients to seek new employment, by setting a maximum of 5 monthly withdrawals, which become progressively smaller. As of December 31, 2014, 8.4 million workers were enrolled in the unemployment insurance system, which manages total assets valued at US$5.5 billion.

During 2011 and 2012, several new bills concerning social welfare and wages were proposed and approved by Congress. The main initiatives proposed by these bills included a more generous maternity coverage granted by the government to families living below the poverty line and the creation of a Ministry of Social Development (Ministerio de Desarrollo Social), which replaced the Ministry of Development and Social Planning (Mideplan). The Ministry of Social Development is empowered to design and implement public policies that reduce poverty in Chile and serves as coordinator for the social policies of all Chilean administrative entities. The Ministry of Social Development is also tasked with fostering social integration and granting protection to vulnerable communities.

In December 29, 2014, a bill was sent to Congress to bring Chile’s labor regulations into compliance with international standards. Among other changes, this bill seeks to:

•                      include trainee and temporary workers in collective bargaining negotiations;

•                      improve the freedom of association in the case of labor unions, eliminating the current requirement for employer approval; and

•                      prohibit the replacement of workers during a strike.

In addition, the proposed legislation would require companies to report their financial information to unions in order to improve the quality of agreements by allowing unions to negotiate on factors beyond wages. In addition, benefits provided by any collective bargaining agreement would only be available to members of the labor union and employers would not be permitted to extend the same benefits to non-unionized workers without prior approval by the applicable union.

Early in 2015, an amendment was proposed to this bill in an effort to mediate concerns between workers and employers, while also taking into account Chile’s recent low rates of GDP growth. Among other changes, this amendment modifies the “minimum services” to be maintained by a company during a strike, requires federations to receive approval by affected companies before engaging in collective bargaining and implements changes to make the collective bargaining process more efficient.

Wages

Real wages grew at an average rate of 2.6% between 2010 and 2014. The average rate of real wages increased by 1.7% in 2010, 1.8% in 2011, 4.7% in 2012, 2.4% in 2013 and 2.4 in 2014. Despite contracting by 2.2% in 2010, labor productivity, as derived from real GDP, grew at an average annual rate of 0.9% between 2010 and 2014.

Real Wages
(% change on previous year)

	2010	2011	2012	2013	2014
Average real wages	1.7	1.8	4.7	2.4	2.4
Average change in productivity	(2.2)	0.8	3.5	2.1	0.4

Sources:  Chilean Central Bank and National Statistics Institute.

Privatization and Infrastructure

Privatization Program

Chile initiated a large-scale privatization program in 1974. The Concertación coalition administrations introduced certain changes starting in 1989, including the public offering of interests in state-owned companies and the granting of concession rights.

The privatization program included three phases, which are described below:

•                  First, between 1974 and 1982, the government privatized most state-owned banks and manufacturing firms, which had been nationalized in the early 1970s. By 1980, the government had privatized approximately 90.0% of the more than 500 then state-owned companies. In addition, as describe above in “History and Background,” in 1981 the government began a comprehensive reform of the social security system. Under this reform, the government replaced the social security system with a privately run system of individual pension plans. This privatized pension system is based on individualized accounts with fully funded, vested and portable benefits that are entrusted to specialized fund management companies known as AFPs. See “Monetary and Financial System—Pension Funds and the Chilean Pension System.” During this first phase, 250 money-losing companies were privatized at no cost to selected purchasers through an agreement in which the purchasers waived their rights to initiate civil actions against the state, while an additional 232 companies were sold at specified prices.

•                  Second, between 1984 and 1989, the privatization efforts of the government focused on traditional state-owned companies such as telecommunications, electricity and steel production enterprises. By the end of 1989, the government had also privatized most of the state-owned enterprises held by CORFO (33 companies).

•                  Third, beginning in 1990, the government modified the policy toward privatizations, increasing transparency in the process. Since previous administrations had already undertaken a large-scale program of privatizations to reduce the overall size of the public sector, the Concertación governments decided to analyze future privatizations on a case-by-case basis, and in certain limited cases, to retain a non-controlling interest in the privatized companies. Between 1990 and 2008, there were 30 principal privatizations (of which 15 were accomplished through concessions) in different sectors, including water supply, sewage, power utilities and transportation.

The privatization phase initiated in 1990 resulted in several public companies being transferred to private administration, including ESSAN, ESSCO and EMSSAT. Further privatizations took place in 2011 and 2012, when CORFO completed a public sale of its equity shares in several water and sewage companies (Aguas Andinas, ESVAL, ESSBIO and ESSAL), which provided CORFO with approximately US$1.6 billion in proceeds. The main purpose of these sales was to fund CORFO programs to provide credit guarantees to small- and medium-sized enterprises (PyMES), make capital contributions to state-owned companies and to strengthen CORFO’s capital basis and thus have capacity for financing initiatives which aim to encourage entrepreneurship and innovation in Chile. CORFO formerly held an ownership interest of approximately 35.0% in Aguas Andinas, 29.4% in ESVAL, 43.4% in ESSBIO and 45.5% in ESSAL. After the sale, CORFO maintained approximately 5.0% of its equity in each company as well as its absolute right to oppose (derecho de veto) transfers by such companies of water rights and sanitary concessions.

Public Works — Infrastructure Concessions

The Concessions Act and the Financing of Infrastructure Act, both adopted in 1991 and amended in 1996 and 2010, aim to increase private investment in the infrastructure sector. The main goal of the Concessions Act is to provide certain guarantees for and flexibility in the form of concessions to local and foreign investors. The objective of the Financing of Infrastructure Act is to provide alternatives for the financing of infrastructure projects using direct investment from institutional and other long-term investors.

The government grants infrastructure concessions through the Ministry of Public Works. The first concession was granted in 1993. A concession may relate to any public works project. Generally, a concessionaire undertakes to construct or improve a specific facility and then to operate, profit from via tolls, subsidies or a combination thereof, and maintain it for a specified term. The government provides the concessionaire with the design of the facility and monitors its construction and operation. Concessions typically last from 10 to 30 years, although the law allows for periods up to 50 years.

Concessionaires are allowed to charge fees for the use of the chartered public work within the limits imposed by law and the relevant concession agreement. The government may provide on a case-by-case basis a minimum revenue guarantee to a concessionaire. This guarantee is a percentage of the estimated revenues for a given period and helps to facilitate the financing of concession projects. The government assesses each project to determine how the concessionaire and the government should share risks associated with the project. A concessionaire may raise additional funds by issuing non-recourse bonds backed by revenues from the concession and the minimum revenue guarantee by the government. See “Public Sector Finances—Government Expenditures—Public Contingent Liabilities.”

In January 2010, an amendment to the Concessions Act was enacted and became effective in April 2010. This amendment intends, among other matters, to improve the dispute settlement mechanism through the establishment of a Technical Panel and changes to the regulation of the Arbitral Commission to resolve conflicts arising out of the concession contracts. The amendment also created a Concession Council to advise the Minister of Public Works on policy deliberations arising from concessions. Under certain circumstances, concessionaires have the right to apply for financial compensation following an amendment to the work or service requested by a public authority. Additionally, the Ministry of Public Works and concessionaires can agree on changes to the work or service provided under the concession.

As of March 31, 2015, 62 concession projects had been granted by the Ministry of Public Works, of which 36 related to roads and highways, 11 related to airports, 5 related to public buildings, 3 related to urban transport projects, 3 related to prisons, 1 related to a water irrigation project, 2 related to hospitals and 1 related to a land port. Investment in these projects totaled more than

US$11.2 billion. On December 13, 2013, the government announced an international bidding process to construct a bridge to connect Chiloé, Chile’s largest island, with the mainland. A bidder was selected on February 17, 2014 with an estimated cost of US$658 million; construction will commence in 2015 and is expected to take approximately 81 months.

Environment

The Constitution grants all citizens the right to live in a pollution-free environment and requires the government to assure that this right will not be impaired and to provide for the conservation of nature. It further provides that the law may specifically limit other legal rights in order to protect the environment. Thus, Chile has established a framework of laws, regulations, decrees and municipal ordinances that address the protection of the environment.

Chile’s principal environmental concerns include industrial and urban pollution, as well as air, water and soil pollution caused by past industrial and commercial development when environmental regulation was less strict.

The enforcement of environmental regulations has become a significant factor affecting major investment projects, including important energy generation projects, and leading to increased debate in Chilean society. See “—Principal Sectors of the Economy—Services Sector—Energy.”

General Legal Framework

In 1994, Chile enacted the General Environmental Law (Law No. 19,300) and created the National Environmental Commission (Comisión Nacional del Medio Ambiente, or CONAMA). The General Environmental Law introduced the framework and principles for a more integrated approach towards environmental protection and management, and set out the Environmental Impact Assessment System (Sistema de Evaluación de Impacto Ambiental, or SEIA), as well as emission and quality standards and prevention and decontamination plans. This law also introduced a civil liability system for environmental damage, based on negligence or fault. Strict liability systems contained in specialized environmental laws remained in force.

To conform to OECD standards, Chile submitted to a series of evaluations, including with respect to environmental performance, carried out via peer review, which is a non-confrontational approach oriented towards both collective learning and the generation of public policy recommendations. In 2005, the OECD’s environmental evaluation of Chile highlighted significant progress in air, energy, water, biodiversity and habitat conservation, the integration of environmental considerations into the economic decision-making process, and international cooperation. It also set forth a series of policy recommendations designed to improve environmental management and attain sustainable development. In compliance with these recommendations, Chile implemented a new policy for chemical safety in 2008, and, in 2010, the new environmental institutional framework described below, entered into force. As part of its process of admission to the OECD, Chile signed the OECD’s Declaration on Green Growth.

The General Environmental Law was substantially amended in January 2010 pursuant to Law No. 20,417. The revisions provided for the establishment of a series of entities that replaced those created under the original General Environmental Law:  (i) the Ministry of the Environment (Ministerio del Medio Ambiente), responsible for developing environmental policies and regulations; (ii) the Environmental Assessment Service (Servicio de Evaluación Ambiental, or SEA), which replaced CONAMA and implements and administers the SEIA; and (iii) the Environmental Superintendence, entrusted with conducting environmental compliance audits of projects approved under the SEIA and enforcing emission and quality standards, prevention and decontamination plans and any other environmental instruments established by law.

On June 28, 2012, Congress enacted Law No. 20,600, providing for the creation of three environmental courts, subject to the Supreme Court’s supervision, in charge of hearing and deciding on environmental disputes. The environmental courts, located in Santiago, Antofagasta and Valdivia, are each three-judge panels, including two lawyers and one science and environmental expert. Environmental courts have significant autonomy because their decisions are only subject to appeal in exceptional cases, and their final decision can only be overruled by the Supreme Court in limited cases.

Environmental Impact Assessment System

In October 6, 2014, a new Regulation on the Environmental Impact Assessment System (Reglamento del Sistema de Evaluación de Impacto Ambiental) became effective, replacing the 2002 Regulation, and making regulations consistent with the new legal framework explained above.

The SEIA is aimed at ensuring the environmental sustainability of projects and activities performed by the public and private sectors. The Environmental Assessment Service is responsible for implementing and administrating the SEIA, and coordinating the project’s assessment with the other Chilean public environmental institutions. Only listed investment projects or activities must submit an Environmental Impact Statement (Declaración de Impacto Ambiental, or DIA) for assessment. If the project’s impacts are significant, an Environmental Impact Study (Estudio de Impacto Ambiental, or EIA) is required. The final approval of the statement or study, as applicable, is decided by the Regional Environmental Assessment Commissions or the National Director of the Environmental Assessment Service, if the project affects more than one Region of Chile.

The SEIA process begins with the submission of a DIA or EIA to the SEA in the Region where the project or activity will be located. The SEIA process involves consultation with various authorities as well as with the project holder and it may involve public consultation. The SEA is required to prepare a consolidated report, or ICE, containing the project’s description and its expected impact, together with suggested measures that would mitigate or compensate for risks related to the project. Finally, the Regional Environmental Assessment Commission or the National Director of the Environmental Assessment Service, as applicable, must render a resolution approving or rejecting the project or activity.

The project owner is entitled to file a complaint (reclamación) if the final resolution rejects the DIA or EIA or imposes conditions or additional requirements. Individuals and legal entities that took part in the public participation process may also contest the environmental approval. Complaints must be filed with the National Director of the Environmental Assessment Service in the case of a DIA or with a committee of Ministers (Comité de Ministros) in the case of an EIA. The rulings of the National Director or a committee of Ministers, as applicable, may be challenged before the corresponding environmental courts.

Project owners and individuals and legal entities that took part in the public participation process may also file a complaint with a court of appeals with jurisdiction over the competent environmental authority.  This process is called a recurso de protección and is granted by the Constitution, empowering the court of appeals to overturn resolutions that it deems to be illegal or arbitrary and order a new EIA or DIA.  The environmental courts formed in 2012 are expected to limit this remedy to exceptional circumstances.

Activity-specific Environmental Regulations and Initiatives

Among other initiatives to preserve the environment, in 2004 and 2010 the government enacted specific regulations for the adequate management of hazardous wastes and the storage of hazardous substances. In December 2007, Congress also passed the Native Forest Law intended to preserve, renovate and restore forestry resources. The government also provides subsidies to promote soil protection and forestation with special emphasis on the use of native species.

In June 2011, a regulation was enacted to control the emission of pollutants by thermoelectric generation power plants. In January 2012, a new air quality standard for fine particulate matter (known as PM 2.5) was issued to monitor air quality and the emission of pollutants by industries. These regulations complemented existing quality and emission standards for air, water and noise pollution control.

Further, as part of its environmental policy, the government implements remediation plans including pollution control and pollution prevention projects for areas suffering the effects of copper smelters, fish processing plants and pulp processing plants. In highly populated areas such as the Santiago metropolitan area, the Region del Libertador Bernardo O´Higgins central area and Temuco and Padre de las Casas cities, decontamination plans have also been enacted.

International Cooperation

On an international level, Chile actively participates in the global agenda for sustainable development. Accordingly, the country has signed, among other accords, the following agreements:

• Convention for the Protection of Flora, Fauna, and Natural Scenic Beauty of the Americas;

• Convention on the Conservation of Antarctic Marine Living Resources;

• Stockholm Convention on Persistent Organic Pollution;

• Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal;

• Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES);

• UN Framework Convention on Climate Change and the Kyoto Protocol;

• Montreal Protocol on Substances that Deplete the Ozone Layer; and

• Convention on Wetlands of International Importance, especially as Waterfowl Habitat (RAMSAR)

Poverty, Income Distribution and Social Reforms

The government has a special commitment to protect and improve disadvantaged social sectors such as the country’s poor and indigenous populations. Responsibility for these initiatives currently lies with the Ministry of Social Development (Ministerio de Desarrollo Social). Since 2009, the ministry has prepared a bi-annual national Social and Economic Survey, which is a comprehensive report on changes in poverty, income distribution and the implementation of the government’s social development plans.

The Social and Economic Survey conducted in 2011 showed that the percentage of the population living on an income below the poverty line fell from 38.6% in 1990 to 10.9% in 2011. This reduction can be attributed to strong GDP growth, rising wages, a rapidly increasing employment rate and a significant increase in government transfers and expenditures focused on low-income groups. The reduction in extreme poverty can be attributed to the government’s emphasis on social assistance programs, which allocate funds to poor communities based on their needs and contributed to a decrease in extreme poverty from 13.0% in 1990 to 2.8% in 2011.

Measures implemented by the government to decrease poverty include encouraging education, improving social spending efficiency and other financial support mechanisms intended to augment the monthly incomes of families. In addition, in May 2012, Congress approved a bill that improves the monetary coverage granted by the government to families living below the poverty line. See”—Employment and Labor—Employment.”

In the 2013 Social and Economic Survey, the Ministry of Social Development modified its methodology to provide for a higher quality of life as the baseline for measurements. The new methodology also considers multidimensional factors, such as access to education, healthcare, labor and housing. Based on this new methodology, the percentage of the population living on an income below the poverty line stood at 14.4% in 2013 without regard to the new multidimensional factors, and 20.4% when taking those factors into account.

Using the prior methodology, extreme poverty decreased to 2.5% in 2013 from 3.1% observed in 2011, and total poverty decreased to 7.8% from 10.9% in 2011.

The following table presents information regarding the evolution of poverty for the periods indicated:

Poverty 1990-2013
(% of Population)

	Previous Methodology		New Methodology
Year	Extreme Poverty	Total Poverty(1)	Extreme Poverty	Total Poverty(1)
1990	13.0	38.6	—	—
1992	9.0	32.9	—	—
1994	7.6	27.6	—	—
1996	5.7	23.2	—	—
1998	5.6	21.7	—	—
2000	5.6	20.2	—	—
2003	4.7	18.7	—	—
2006	3.2	13.7	12.6	29.1
2009	3.6	11.4	9.9	25.3
2011	3.1	10.9	8.1	22.2
2013	2.5	7.8	4.5	14.4

(1)          Total poverty includes extreme poverty.

Source:  Ministry of Social Development—Social and Economic Survey.

The new methodology sets different poverty lines depending on the number of people in a household. As of the date of the survey, November 30, 2013, the official monthly basket values for defining poverty and extreme poverty using the new methodology were as presented in the table:

Poverty line in urban areas
(U.S. dollars)

Number of people per house	Traditional methodology equivalence	New Methodology
1	125	259
2	250	421
3	375	559
4	500	684

Source:  Ministry of Social Development—Social and Economic Survey. November 30, 2013 exchange rate.

Extreme poverty line in urban areas
(U.S. dollars)

Number of people per house	Traditional methodology equivalence	New Methodology
1	75	173
2	150	281
3	226	373
4	301	456

Source:  Ministry of Social Development—Social and Economic Survey.  November 30, 2013 exchange rate.

The following table presents information regarding social public spending by the government from 2009 to 2013:

Social Public Spending
(in millions of constant 2013 pesos)

	2009		2010		2011		2012		2013
Environmental Spending	Ps.	83,284	Ps.	90,491	Ps.	98,762	Ps.	107,160	Ps.	114,061
Housing and Community Services	396,835		414,892		401,037		454,877		397,331
Health	4,033,646		4,258,677		4,483,332		4,853,488		5,224,724
Recreational activities, Culture and Religion	194,934		227,516		230,142		257,737		249,375
Education	4,508,714		4,806,816		4,924,867		5,352,504		5,850,141
Social Protection	7,467,824		7,938,554		8,106,233		8,307,229		8,325,992
Total Social Public Spending	Ps.	16,685,236	Ps.	17,736,947	Ps.	18,244,373	Ps.	19,332,995	Ps.	20,161,624
Total Non-Social Public Spending	8,136,341		8,711,534		9,019,043		9,210,564		9,542,662
Total Public Spending	Ps.	24,821,577	Ps.	26,448,481	Ps.	27,263,417	Ps.	28,543,558	Ps.	29,704,286

Source:  Chilean Budget Office.

Chile is highly concentrated in terms of income distribution and geographical location of wealth. However, the disparity has decreased over recent years.  In fact, the poorest 20.0% of the population increased its share of national income from 3.9% in 2003 to 34.4% in 2013. The share of national income of the wealthiest 20.0% of the population decreased from 56.4% in 2003 to 53.4% in 2013. The following table presents information on income distribution in 2013 by population quintile in Chile, which is the latest available official data:

Income Distribution in 2013
(% of total income)

	Population Quintile
	I	II	III	IV	V
Individual Income	5.7	10.3	14.2	19.8	50.0

Source:  Ministry of Social Development. Casen 2013. The table does not include education and health subsidies.

In 2013, the wealthiest 10.0% of municipalities collected 60.6% of all municipal income (mainly through real estate taxes), while the poorest 10.0% collected only 0.7%. The government created the Municipal Fund in 1979 as part of its efforts to redistribute resources across municipalities. This fund pools a percentage of revenues from fees collected by Chile’s 345 municipal governments on annual vehicle taxes and commercial licenses, as well as a portion of the amounts allocated to municipal governments by the central government from the collection of real estate taxes. The Municipal Fund then distributes these revenues to lower income municipalities. The Undersecretary of Regional Development (Subsecretaría de Desarrollo Regional) is required to publish on the Internet information about collections and the use of funds, outstanding debts and renegotiations. See “Public Sector Finances—General—Public Sector Accounts and Fiscal Statistics.”

In January 2009, Congress approved a bill to support national investment and employment, including an extraordinary contribution to the Common Municipal Fund of US$42.5 million. As a consequence of the 2010 earthquake and tsunami, the government, the Chilean Budget Office and the Association of Municipalities obtained Congressional approval for an additional contribution of up to Ps.10,000 million to the Common Municipal Fund, to be directly distributed to the municipalities most affected by the catastrophe, excluding the wealthier municipalities of Santiago, Providencia, Vitacura and Lo Barnechea.

Health Care System Reform

The Chilean health care system is comprised of a public sector administered by the government and a private sector. The health system confronts important challenges, of which some are general and others are specific to each subsystem (i.e., public and private sectors). The overarching challenge is to restructure the health system to enable it to face the changing epidemiological and demographic reality of Chile’s population, which includes such factors as aging, urbanization, new lifestyles and worsening environmental conditions. Additional difficulties result from the fact that health indicators vary significantly among the country’s different socioeconomic groups. Specific problems of the public subsystem include dissatisfaction resulting from delays, lack of service quality, reduced or non-existent access to expensive modern therapies and inefficiency. In the private subsystem, concerns center on price discrimination based on income, age, gender and preexisting diseases, the low levels of coverage for chronic and serious diseases and the difficulty inherent in comparing complex health plans.

Currently, Chile has a comprehensive rights-based health care system, known as Plan AUGE, which aims at providing full coverage over time at low or zero co-payments for a list of priority ailments. The system was introduced in 2002, through the implementation of a pilot plan that included three ailments. During the two subsequent years, the system incorporated 14 new pathologies. This pilot plan covered 25.0% of the most burdensome diseases detected in Chile’s population. In September 2004, a law was passed officially establishing Plan AUGE, guided by the principles of access, quality, financial protection and opportunity. The full plan commenced on July 1, 2005 and covered 56 ailments by 2007. As of December 31, 2014, Plan AUGE covered 80 ailments. The increase in the average cost per beneficiary for the standardized benefit package defined by the reform is now capped at the rate of growth of real wages in Chile.

The government health care reform also included the Health Authority and Management Act in 2004, which created a health authority with greater responsibilities and two new undersecretaries in the Ministry of Health:  the Undersecretary of Health Care Networks and the Undersecretary of Public Health. In August 2011, Congress approved a bill that reduced or eliminated contributions by retirees to the public system. This measure became effective in November 2011.

From 2007, the expansion of the Plan AUGE coverage and improvements in health infrastructure have implied an increase in health expenditure. The 2015 annual public budget law allocates US$963 million to health infrastructure expenditure, which represents an increase of 85% as compared to 2014. In addition, the Plan AUGE also includes a US$4.0 billion public health infrastructure investment program for the period 2015-2018.

Educational Reforms

Educational reforms began in 1990 under President Aylwin’s administration. As part of the continuing focus on educational reform, succeeding governments undertook to create the infrastructure and organizational conditions necessary to lengthen the school day at all subsidized educational establishments and to improve teacher training at university and secondary levels. In 1994 the National Commission for the Modernization of Education was established, with the aim of delivering an analysis of Chile’s current educational system and suggestions for changes. In accordance with the Commission’s recommendations, the government implemented a number of initiatives, including, among others:  an amendment to the teacher statute in 1995, seeking better regulation to improve the teaching profession; also in 1995, a new curriculum framework for basic education; in 1996, the creation of the National System for Performance Evaluation, as the agency in charge of evaluating subsidized educational establishments; in 1998, a new curriculum framework for secondary education was developed; in 2001, a system for evaluating teachers’ individual performances and the National Commission of Teacher Evaluation was established, a process that culminated in 2004 with the enactment of the Teacher Evaluation Act; and, in 2003, the System of School Management Quality Assurance was established, to improve institutional practices through self-evaluation.

In addition, a program called “Full Day at School” (Jornada Escolar Completa), established in 1997, aimed to increase the duration of the academic year from 1,200 to 1,520 hours for primary school and from 1,400 to 1,620 hours for secondary school.

In 2003, a constitutional amendment made it mandatory for children to attend school for twelve years. The government also encouraged parents to enroll their children in preschool instruction, by significantly increasing subsidies for preschool enrollments in municipal and subsidized private establishments. The expansion of access to preschool education was a policy priority for the government, and in 2013 a new constitutional amendment established the right to free universal access to quality education from age two and extended the duration of mandatory school instruction by one year to thirteen years (approved by Law No. 20,710).

The government has also increased access to university education by providing state guarantees for student loans, where private sector banks provide the loans and the state acts as a guarantor of up to 90.0% of the principal to resolve the credit constraint problem encountered by students. Successive improvements were introduced to the loan programs, such as a rescheduling of principal payments; the elimination of punitive interest payments; reducing the interest rate on loans with a state guarantee (Crédito con Garantía Estatal, or CAE) to 2.0% per annum, as well as limiting loan repayments to 10.0% of income after graduation (approved by Law No. 20,634).

As a result of student demonstrations in 2006, a presidential advisory committee on educational matters was formed, which in 2007 drafted a bill reforming the education system. The work of this advisory committee resulted in an agreement between the government and all political parties to reform the Constitutional Law of Education and to improve the quality of education. In 2009, Law No. 20,370, the General Law on Education (Ley General de Educación, or LGE) was enacted to regulate primary and secondary education. Under the LGE, the state guarantees access and financing for preschool education. Additionally, in 2008, the government created the Bicentennial System, a program aimed at financing education of Chilean students at the world’s most prestigious universities and institutions.

In 2008, Law No. 20,248, established the Preferential School Subsidy (Subvención Escolar Preferencial, or SEP), a monthly financial subsidy introduced to aid elementary schools that enroll students with limited capabilities. During 2010 the subsidy program was expanded to include high school education, and new funds were channeled through the Educational Institutions State Subsidy (Subvención Estatal a Establecimientos Educacionales) (approved by Law No. 20,637), a subsidy which funds education for children whose parents cannot afford to send them to school.

During the years 2011 through 2013, sparked by protests by students and certain unionized teachers, the government passed additional legislation to further educational reform, including:

•                  Law No. 20,501 on Quality and Equity of Education, which among other initiatives provided for the selection of school directors through the High Public Sector Managers selection process (Alta Dirección Pública, or ADP) and ending the employment stability afforded to underperforming teachers; and

•                  Law No. 20,529 on the Assurance of Quality in Education, which created the Superintendency of Education (Superintendencia de Educación Escolar) and the Agency for the Quality of Education (Agencia de la Calidad de la Educación), aimed at strengthening oversight education quality in Chile. The Agency is charged with setting forth new standards of quality and allowing the Superintendency to close underperforming educational institutions. The Superintendency is vested with the power to examine the accounts of institutions receiving public funding and their expenses.

In addition, in September 2012 the government established an Education Fund. The purpose of the Education Fund is to provide further funds to advance the goals listed in Chile’s annual budget law regarding education and, especially to finance preschool education, the Preferential School Subsidy, and the creation of grants for higher education. The government made an initial contribution to the Education Fund of US$4.0 billion. As of December 31, 2014, the Education Fund held assets valued at US$3.7 billion.

In 2014, Congress passed a new education reform, one of the most important reforms for Ms. Bachelet’s administration. The education reform includes the following measures, which are each in different stages of the process of promulgation and publication.

•                  End of For-Profit Schools Receiving Public Funds:  This law establishes a ban on profits by schools receiving public money, aiming to guarantee that resources are exclusively used for education. The project also contemplates a stronger regulatory role for the government.

•                  End of Co-Payments For Private Subsidized Schools:  In Chile, parents have three main options in terms of financing when deciding schools for their children; public free schools, private paid schools, or private subsidized schools, for which parents have to co-pay some of the tuition fees. This law seeks to end the co-payment system and thereby eliminate selection based on the financing capacity of families.

•                  End of Discriminatory Admissions Process in Public and Semi-Public Schools:  This measure forbids any kind of arbitrary selection process that discriminates against students on socioeconomic, academic or cultural basis. It aims to reduce segregation and to guarantee the right of parents to choose any school for their children.

•                  Regulation of Preschool Education:  This law creates the Undersecretary of Preschool Education, who will be tasked with defining educational policies, as well as the Superindentency of Preschool Education to regulate and oversee the attainment of the policy objectives at the preschool level.

•                  Provisional Administration of At-Risk Schools:  This measure creates the offices of provisional administrator and closure administrator for higher education. These administrators are charged with taking over higher education institutions that face challenges to their sustainability, to ensure the continuity of studies by its students. The law containing this measure entered into force in December 2014.

Other educational programs and initiatives are being considered proactively by the government, such as the creation of more than 500 preschools throughout the country, the establishment of a nationwide network of technical education institutes and the creation of a new scheme to finance and administer schools currently in the hands of municipalities and the development of a national policy framework to strengthen the career paths of school teachers.

In April 2015, a bill was sent to Congress to implement a new statute related to teachers in the public school system. Among other changes, this bill increases salaries, requires teachers to conduct more work outside the classroom, establishes a mentor program for each new teacher and creates stricter requirements for teacher training programs in universities.

President Bachelet’s education reform is expected to be financed, in part, from funds raised through the 2014 tax reform, which was approved by Congress in September 2014. See “Public Sector Finances—Government Revenue—Recent Tax Reform.”

Modernization of the State

Public sector modernization is one of Chile’s top policy priorities. Recent governments have undertaken to modernize the state by building a more efficient and transparent public administration, and by improving coordination between public institutions at different levels of government. This program involved multiple reforms, such as:

•                  the creation of new public institutions in the areas of culture, infrastructure, social development, economic development, anti-trust regulation, environmental protection and public enterprise administration;

•                  the decentralization of public sector institutions;

•                  promoting competition among public institutions and improved performance in part through greater flexibility in budget allocations to those institutions;

•                  the increased use of information technology;

•                  increased citizen participation and broad protection of citizens’ rights; and

•                  the establishment of simpler mechanisms for disseminating information, greater accountability of public authorities and internal auditing.

Innovation Fund for Competitiveness

In 2006, the government established the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad). The fund’s endowment must be invested in sciences, applied technology and education. Beginning in 2008, 25% of the annual resources provided to the Innovation Fund for Competitiveness were distributed to Regions to support local initiatives. In 2010, 2011 and 2012, the fund’s endowment grew in real terms by 10.5%, 3.0% and 2.0%, respectively, receiving contributions that in nominal terms exceeded US$224 million, US$259 million and US$262 million, respectively. In 2013, the government’s

US$197 million allocation to the fund was 13.3% lower than the allocation in 2012, in real terms. This reduction was due to a change in the way resources are allocated to the Regions; beginning in 2013, rather than allocating funds earmarked for Regions to the Innovation Fund for Competitiveness, those funds were distributed directly to the corresponding Regional budget. In 2014, the government allocated US$214 million to this fund and in 2015, the government allocated an estimated US$208 million.

Transparency

To control the selection process of senior public servants, a new specialized entity was created, the National Civil Service Authority (Dirección Nacional del Servicio Civil), which became fully operational in 2004. With the implementation of these rules, the president’s power to appoint public officials decreased from 3,110 to 600 posts (with the remaining 2,510 being appointed by the National Civil Service Authority). In addition, the role of performance-related compensation in the public sector was increased to improve productivity.

Chile has regulations relating to the financing of political campaigns for public office that are designed to limit the risk of improper financial influence in the conduct of voting campaigns. Regulations have also been adopted to ensure a competitive, standardized and transparent government procurement process that operates electronically.

In 2005, the principles of probity and transparency of acts of the government were formally incorporated into the Constitution. These changes were intended to guarantee that public officials’ decisions are taken free from corruption or undue influence and that actions and decisions taken by public officials are generally open to public scrutiny.

Commencing in 2006, the government focused on enhancing access to public information. In August 2008, an Access to Public Information Law was introduced, establishing a new legal framework that obliges all state administrative agencies to provide citizens with the information they request and to generally make information more available. A four-member Transparency Council (Consejo para la Transparencia) was created to oversee the enforcement of the law, which has resulted in government agencies making public previously privileged information.

In January 2007, Chile acceded to the United Nations Convention against Corruption, with the purpose of participating in the first global legislative instrument against corruption.

During the OECD admission process in 2009, Congress passed legislation reforming the corporate governance rules applicable to Codelco and private enterprises. In addition, the government introduced legislation to impose criminal liability on legal persons for money laundering, the financing of terrorism and bribery (Law No. 20,393 on Criminal Responsibility of Legal Entities for the Crimes of Money Laundering, Financing of Terrorism and Offenses of Bribery, passed on December 2009) and to enhance access to banking information.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s external accounts reflect the country’s high degree of financial and trade integration with the rest of the world, a state of affairs that began in the 1970s with the trade liberalization process and was consolidated in 2001 through capital account liberalization. In terms of external accounts, Chile’s balance of payments registered a surplus between 1987 and 1997, largely attributable to dynamic exports and record capital inflows, specifically direct investments, portfolio investments and other medium- and long-term capital investments. Between 1999 and 2004, the Chilean economy generated modest surpluses or deficits in its balance of payments, including a deficit of US$596 million in 2001 and a surplus of US$199 million in 2002. Then, for two years, the Chilean economy produced considerable surpluses, amounting to US$1.7 billion in 2005 and US$2.0 billion in 2006. In 2007, the balance of payments recorded a deficit of US$3.2 billion, while in 2008, 2009, 2010 and 2011, it recorded surpluses of US$6.4 billion, US$1.6 billion,US$3.0 billion and US$14.2 billion, respectively. In 2012, the balance of payments recorded a deficit of US$367 million. In 2013 and 2014, the balance of payments recorded surpluses of US$311 million and US$1.1 billion, respectively.

Current Account

The current account involves movements of the trade balance, non-financial services (mainly trade-related services, such as insurance and transportation fees and travel services), net interest payments, dividends and transfer payments (primarily taxes).

The government believes that there have been and remain many economically viable investment projects and opportunities in Chile requiring the use of foreign savings. The government also believes that given the stage of Chile’s economic development, the level of aggregate domestic demand will generally exceed the level of national income, resulting in current account trade deficits. However, between 2004 and 2007, due to government savings resulting from copper revenues, Chile’s current account registered surpluses averaging 3.2% of GDP. The trade balance deteriorated in 2008 resulting in a current account deficit of 3.2% of GDP, but in 2009 and 2010 the current account registered a surplus of 2.0% of GDP and 1.7% of GDP, respectively. The current account registered deficits of 1.2%, 3.6%, 3.7% and 1.2% of GDP in 2011, 2012, 2013 and 2014, respectively.

After reaching a merchandise trade surplus of US$24.1 billion in 2007, Chile’s merchandise trade surplus declined from 2009 onwards. The 2009 economic crisis affected global trade, resulting in decreases in Chile’s imports and, to a lesser extent, exports during 2009. As a result, Chile recorded a trade surplus of US$15.4 billion in 2009. In 2010, the trade balance surplus reached US$15.9 billion, despite an increase of US$15.1 billion in imports. The merchandise trade surplus decreased to US$11.0, US$2.3 and US$1.8 in 2011, 2012 and 2013, respectively, as imports grew significantly while exports declined in 2012 and 2013 after having reached US$81.4 billion in 2011. In 2014, the merchandise trade surplus again increased, reaching US$7.8 billion driven by a decrease in imports at a pace that exceeded significantly the decrease of exports.

Capital Account and Financial Account

The capital account balance records net capital transfers (inflows and outflows) payable between residents and non-residents and net acquisitions and dispositions of non-financial assets between residents and non-residents. The financial account records the net acquisitions and disposals of financial assets and liabilities involving residents and non-residents.

During the 1990s, Chile conducted a gradual process of capital account liberalization, designed to attain full integration in the international capital markets, while avoiding major disruptions that could endanger macroeconomic and financial stability during the process. The capital account opening was fully completed in April 2001, when the Chilean Central Bank removed the remaining restrictions on foreign exchange operations, including among others, the mandatory and unremunerated reserve requirement of a portion of capital inflows (known as encaje) and the authorization requirement that was in place for a number of foreign investment inflows; though it kept the power to reinstate these measures or adopt new ones. In addition, the government has developed a number of actions to promote greater international diversification of the portfolio of domestic investors, such as broadening the range of permitted investments abroad by regulated Chilean institutional investors. As a result, the total volume of capital inflows and outflows has been increasing.

The Chilean Central Bank may request that a certain number of foreign exchange operations be made through the formal exchange market (Mercado Cambiario Formal), which is composed of banks and other entities authorized by the Chilean Central Bank, such as securities brokers, exchange bureaus and legal persons created with the exclusive purpose of participating in the market.

Additionally, the free trade agreement between Chile and the U.S. provides that Chile shall not be liable for damages arising from the imposition of restrictive measures with regard to payments and transfers made within a year from the date on which the restrictions were imposed, provided that such restrictive measures do not substantially impede exchange transfers.

In furtherance of the capital account liberalization, the government took steps to integrate foreign and domestic financial markets and encourage foreign investors to invest in the local debt market. In 2003, Chile launched a program for the periodic domestic issuance of treasury bonds to promote the development of long-term pricing benchmarks and increase the depth of the fixed income market. See “Public Sector Debt—Central Government Internal Bonds.”

In 2010, the capital account recorded a US$6.2 billion surplus resulting from insurance payments accrued to residents on account of damages suffered as a result of the earthquake and tsunami.  Between 2011 and 2014, the capital account did not record significant surpluses or deficits.

The financial account (excluding change in reserves) has shown volatility, registering US$5.9 billion, US$(17.8) billion, US$(9.0) billion, US$(11.6) billion and US$(3.8) billion in 2010, 2011, 2012, 2013 and 2014, respectively. This represented an amount equivalent to 2.7% of GDP, 7.1% of GDP, 3.4% of GDP, 4.2% of GDP and 1.5% of GDP in 2010, 2011, 2012, 2013 and 2014, respectively. Fluctuations in the financial account are primarily driven by shifts in portfolio investments, which given Chile’s high degree of integration with the international capital markets, are largely responsive to changes in domestic and international capital market conditions.

The following table sets forth Chile’s Balance of Payments for the periods indicated:

Balance of Payments
(in millions of US$)

	2010		2011		2012		2013		2014
Current account
Current account, net	US$	3,769	US$	(3,088)	US$	(9,624)	US$	(10,125)	US$	(2,995)
Goods and Services, net	14,045		7,967		(411)		(1,582)		4,010
Merchandise Trade Balance	15,941		11,040		2,333		1,820		7,767
Exports	71,109		81,438		77,791		76,477		75,675
Imports	55,167		70,398		75,458		74,657		67,908
Services	(1,897)		(3,073)		(2,744)		(3,402)		(3,757)
Credits	11,149		13,105		12,387		12,452		10,967
Debits	13,046		16,178		15,131		15,855		14,724
Interest, net	(14,686)		(13,920)		(11,274)		(10,730)		(8,857)
Interest from investment	(14,684)		(13,921)		(11,219)		(10,559)		(8,714)
Interest from direct investment(1)	(14,860)		(13,771)		(11,902)		(11,002)		(8,866)
Abroad	4,202		4,422		4,251		4,217		4,652
From abroad	(19,062)		(18,193)		(16,153)		(15,219)		13,518
Interest from portfolio investment	909		350		1,098		709		507
Dividends	1,347		1,109		1,900		1,617		1,625
Interest	(439)		(759)		(802)		(909)		(1,118)
Interest from other investment	(733)		(501)		(415)		(266)		(355)
Credits	413		475		706		764		656
Debits	1,145		975		1,121		1,029		1,023
Current transfers, net	4,410		2,865		2,060		2,187		1,851
Credits	5,657		4,351		3,890		4,225		3,844
Debits	1,246		1,486		1,830		2,037		1,993

Capital and financial accounts
Capital and financial accounts, net	US$	15,207	US$	(3,626)	US$	(9,309)	US$	(11,240)	US$	(2,716)
Capital account, net(2)	6,240		12		12		11		10
Financial account, net	8,967		(3,638)		(9,321)		(11,252)		(2,726)
Direct investment, net	(6,049)		(3,057)		(7,902)		(8,956)		(9,950)
Direct investment abroad	9,461		20,252		20,555		10,308		12,052
Shares and other capital	3,975		6,838		9,401		10,192		6,617
Earnings reinvested	3,597		4,063		3,322		2,960		3,620
Other capital	1,888		9,351		7,833		(2,844)		1,815
Direct investment to Chile	15,510		23,309		28,457		19,264		22,002
Shares and other capital	4,662		10,921		8,532		4,679		10,347
Earnings reinvested	7,863		9,226		9,085		6,256		4,406
Other capital(3)	2,985		3,162		10,841		8,329		7,248
Portfolio investment, net	6,421		(11,484)		3,971		(5,014)		(3,692)
Assets	15,710		(798)		15,043		10,545		8,688
Liabilities	9,289		10,685		11,072		15,559		12,380
Derived financial instruments, net	934		2,418		(10)		778		1,607
Other Investment, net(4)	4,637		(5,705)		(5,013)		1,628		8,252
Assets	6,384		(662)		(2,334)		(821)		4,379
Commercial credits	2,416		1,175		(308)		(812)		125
Loans	593		263		63		53		131
Currency and deposits	(111)		(416)		(846)		477		4,123
Other assets	3,487		(1,684)		(1,242)		(539)		0
Liabilities	1,746		5,043		2,679		(2,449)		(3,873)
Commercial credits	1,701		1,583		(316)		(639)		(1,512)
Loans(3)	(273)		3,566		2,364		(1,727)		(2,261)
Currency and deposits	320		(118)		618		(65)		(104)
Other liabilities	(2)		12		14		(19)		5
Assets in reserve, net	3,024		14,190		(367)		311		1,057
Errors and omissions, net	(1,043)		(562)		291		(1,138)		259
Financial account (excluding change in reserves)	US$	5,943	US$	(17,828)	US$	(8,954)	US$	(11,563)	US$	(3,783)
Total balance of payments	US$	3,024	US$	14,190	US$	(367)	US$	311	US$	1,057

(1)              Includes interest.

(2)              In 2010, the capital account, net reflects capital inflows resulting from insurance payments accrued to residents on account of damages suffered as a result of the earthquake and tsunami.

(3)              Net flows of liabilities by loans.

(4)              Short term net flows.

Source:  Chilean Central Bank.

Foreign Trade

Chile has generally followed an outward-oriented economic development strategy. Chile’s main trade policy objective is to improve and ensure access for its goods and services to all markets, as well as to encourage domestic and foreign investment. With a view to liberalizing the economy, all available channels have been used to give Chile’s trade policy an outward orientation, including unilaterally opening its markets and entering into bilateral and multilateral trade agreements.

Chile’s open trade policy covers goods, services and investments. Pursuant to its open trade policy, Chile’s applied MFN tariff was unilaterally phased down from 11.0% to 6.0% between 1999 and 2003. Since 2003, this uniform overall tariff has been maintained unchanged as a 6.0% ad valorem duty on imports for most products, which makes up over 98.0% of tariff lines. This low and uniform tariff is a distinctive feature of Chile’s trade policy.

Chile has effectively lowered its applied tariff rate to 0.9% (the 2014 average), as compared to 2.9% in 2003, through the implementation of free trade and other agreements.

Chile currently has 24 bilateral agreements with 63 trading partners that represented 92.1% of its overall trade in 2014 (imports and exports, both MFN and preferential). The trading partners with which Chile has signed agreements are the P-4 (New Zealand, Singapore and Brunei Darussalam), the European Union, Canada, the Republic of Korea, China, Central America (Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua), the United States, Hong Kong, Mexico, EFTA (Switzerland, Norway, Iceland and Liechtenstein), Panama, Colombia, Peru, Ecuador, Mercosur (Argentina, Venezuela, Brazil, Paraguay and Uruguay), Bolivia, Malaysia, Japan, India, Australia, Turkey, Cuba and Vietnam. Chile has also concluded trade negotiations Thailand, and is negotiating trade agreements with Indonesia, the Transpacific Partnership and the Pacific Alliance.

Chile is a founding member of the World Trade Organization.

Since 1994, Chile has been a member of, and an active participant in, the Asia-Pacific Economic Cooperation (APEC) forum. In recent years, the Asia-Pacific region has become a priority for Chilean trade policy. Initiatives have been launched within the APEC framework to facilitate trade, including mutual recognition agreements and free trade agreements.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

The primary countries of origin of Chile’s imports during 2014 were China (where 20.9% of total imports originated), the United States (19.8%), Brazil (7.9%), Argentina (4.0%), Germany (3.6%) and Mexico (3.4%). The primary destinations for Chile’s exports in 2014 were China (which received 24.4% of total exports), the United States (12.3%), Japan (10.0%), South Korea (6.2%), Brazil (5.4%), India (3.5%), the Netherlands (3.0%), Peru (2.4%), Taiwan (2.4%), Italy (2.3%) and Bolivia (2.2%). The origins and destinations of Chile’s exports in 2014 have remained stable compared to 2013, except for imports from Brazil and China that have grown from 6.4% to 7.9% and 19.9% to 20.9%, respectively. In 2014, the proportion of Chile’s exports to Asia grew from 48.0% to 49.1%, while the proportion of Chile’s exports to North America fell from 16.3% to 15.6%, as compared to 2013. Further, Chile’s geographical distribution of its imports in 2014 experienced some changes, for example imports from Europe and North America decreased from 17.4% to 15.4% and 25.4% to 24.9% respectively, while imports from Asia have grown from 30.9% to 32.1%.

Merchandise exports (which exclude merchandise in tax free zones) have diversified and increased over time. They amounted to US$71.1 billion in 2010, US$81.4 billion in 2011, US$77.8 billion in 2012, US$76.5 billion in 2013 and US$75.7 billion in 2014. Traditional merchandise exports (mining products — principally copper) increased 27.7% in real terms between 2003 and 2014, while total merchandise exports increased 37.9%, showing the diversification of Chilean exports. Since the mid-1980s, Chile has increased its exports of nontraditional goods, principally seafood, agricultural products and wine. Imports totaled US$59.0 billion in 2010, US$74.7 billion in 2011, US$80.1 billion in 2012, US$79.2 billion in 2013 and US$72.2 billion in 2014. The fluctuations in imports are mainly explained by variations in the terms of trade and exchange rates. The largest portion of Chile’s imports consists of intermediate goods, such as oil and others fossil fuels, which accounted for 55.3% of total imports in 2014. The share of total imports, represented by consumer goods imports has remained relatively stable since 2010, amounting to 26.4% in 2010, 25.0% in 2011,

24.7% in 2012, 27.4% in 2013 and 27.7% in 2014. Imports of capital goods have also remained relatively stable as a percentage of total imports since 2010, representing 18.4% in 2010, 18.5% in 2011, 20.7% in 2012, 19.2% in 2013 and 16.9% in 2014. The following tables set forth information on exports and imports for the periods indicated:

Exports of Goods (FOB)
(in millions of US$ and % of total exports)

	2010		2011		2012		2013		2014
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Mining and quarrying:
Copper	41,360.9	58.2	44,670.0	54.9	41,954.6	53.9	40,019.3	52.3	37,871.8	50.0
Iron	1,182.6	1.7	1,609.6	2.0	1,339.6	1.7	1,377.9	1.8	1,131.0	1.5
Silver	382.4	0.5	688.9	0.8	600.7	0.8	369.7	0.5	261.2	0.3
Gold	1,040.7	1.5	1,456.4	1.8	1,649.3	2.1	1,378.4	1.8	1009.7	1.3
Molybdenum	229.7	0.3	224.9	0.3	283.8	0.4	172.7	0.2	219.0	0.3
Other	355.5	0.5	433.2	0.5	432.4	0.6	458.2	0.6	548.1	0.7
Total mining and quarrying	44,551.6	62.7	49,083.0	60.3	46,259.5	59.5	43,776.3	57.2	41,040.8	54.2

Agriculture and livestock, forestry and fishing and aquaculture:
Fruit	3,690.5	5.2	4,173.4	5.1	4,165.4	5.4	4,644.0	6.1	4,862.3	6.4
Forestry	21.7	0.0	25.1	0.0	23.6	0.0	31.2	0.0	32.2	0.0
Other	658.7	0.9	770.2	0.9	829.6	1.1	980.4	1.3	842.8	1.1
Total agriculture and livestock, forestry and fishing and aquaculture	4,371.0	6.1	4,968.7	6.1	5,018.6	6.5	5,655.6	7.4	5,737.3	7.6

Industrial:
Fishmeal	535.3	0.8	476.0	0.6	442.7	0.6	415.9	0.5	428.5	0.6
Salmon	1,150.1	1.6	1,852.2	2.3	1,981.8	2.5	2,782.5	3.6	3,655.1	4.8
Beverages and Tobacco	1,918.1	2.7	2,120.3	2.6	2,237.9	2.9	2,327.8	3.0	2,308.3	3.1
Forestry and wooden furniture	1,882.5	2.6	2,224.6	2.7	2,121.9	2.7	2,262.4	3.0	2,547.6	3.4
Pulp, paper and others	3,104.5	4.4	3,624.9	4.5	3,284.9	4.2	3,538.2	4.6	3,572.1	4.7
Chemicals	4,836.6	6.8	6,076.8	7.5	5,997.2	7.7	5,328.6	7.0	5,493.7	7.3
Other	8,758.7	12.3	11,011.2	13.5	10,446.0	13.4	10,389.6	13.6	10,891.4	14.4
Total industrial	22,185.9	31.2	27,386.1	33.6	26,512.6	34.1	27,045.0	35.4	28,896.7	38.2
Total exports	71,108.5	100.0	81,437.8	100.0	77,790.6	100.0	76,477.0	100.0	75,674.8	100.0

Source:  Chilean Central Bank.

Imports of Goods (CIF)(1)
(in millions of US$ and % of total imports)

	2010		2011		2012		2013		2014
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Consumer goods:
Cars	2,586.2	4.4	3,112.5	4.2	3,094.2	3.9	3,687.6	4.7	3,063.2	4.2
Wearing apparel	1,824.3	3.3	2,482.6	3.3	2,655.5	3.3	2,871.8	3.6	2,922.2	4.0
Cell phone	950.2	1.6	1,204.2	1.6	1,485.9	1.9	1,814.8	2.3	1,364.2	1.9
Footwear	691.2	1.2	858.0	1.1	940.8	1.2	1,058.8	1.3	1,041.9	1.4
Meat	783.8	1.3	889.7	1.2	912.1	1.1	999.2	1.3	993.1	1.4
Other food	645.4	1.1	824.0	1.1	888.5	1.1	938.2	1.2	948.7	1.3
Televisions	746.1	1.3	718.7	1.0	814.1	1.0	778.4	1.0	760.3	1.1
Other	7,341.3	12.4	8,575.9	11.5	9,020.7	11.3	9,542.6	12.0	8,905.3	12.3
Total consumer goods	15,568.4	26.4	18,665.6	25.0	19,811.7	24.7	21,691.6	27.4	19,998.9	27.7

Intermediate goods:
Crude oil	4,340.6	7.4	6,495.6	8.7	6,107.8	7.6	6,633.4	8.4	6,040.7	8.4
Diesel	3,238.0	5.5	4,169.3	5.6	4,823.6	6.0	4,371.9	5.5	3,918.9	5.4
Parts and other machinery and equipment	3,226.5	5.5	3,961.0	5.3	4,116.1	5.1	4,188.9	5.3	4,030.3	5.6
Chemicals	3,045.6	5.2	3,824.5	5.1	4,108.0	5.1	3,962.8	5.0	3,773.7	5.2
Metal products	2,774.3	4.7	2,815.7	3.8	3,195.2	4.0	3,042.3	3.8	2,999.5	4.2
Liquefied natural gas	1,015.2	1.7	1,618.6	2.2	1,623.4	2.0	1,000.5	1.3	1,154.0	1.6
Carbon mineral	716.2	1.2	1,178.2	1.6	1,147.8	1.4	1,089.2	1.4	912.9	1.3
Fertilizer	738.1	1.3	1,014.4	1.4	1,027.8	1.3	1,014.5	1.3	947.1	1.3
Lubricant oil	1,239.9	2.1	1,670.5	2.2	1,402.6	1.8	1,085.4	1.4	831.6	1.2
Fiber and fabric	669.1	1.1	779.3	1.0	796.1	1.0	780.2	1.0	796.3	1.1
Other	11,550.6	19.6	14,660.1	19.6	15,358.1	19.2	15,137.7	19.1	14,525.7	20.1
Total intermediate goods	32,554.0	55.2	42,187.3	56.5	43,706.3	54.6	42,306.7	53.4	39,930.6	55.3

Capital goods:
Trucks and cargo vehicles	1,943.8	3.3	2,425.8	3.2	2,763.9	3.5	2,329.7	2.9	1,715.1	2.4
Motors, generators and electrical transformers	375.1	0.6	481.3	0.6	595.3	0.7	810.9	1.0	1,020.6	1.4
Machinery for mining and construction	1,181.1	2.0	1,634.2	2.2	1,984.7	2.5	1,651.6	2.1	746.6	1.0
Medical devices	596.5	1.0	754.9	1.0	854.8	1.1	866.2	1.1	820.9	1.1
Other machinery	1,979.7	3.4	2,627.3	3.5	2,815.4	3.5	3,053.5	3.9	2,627.9	3.6
Other transport vehicles	669.8	1.2	1,043.3	1.4	2,851.1	3.5	1,548.3	2.0	1,063.4	1.5
Other	4,101.4	7.0	4,875.4	6.5	4,690.2	5.9	4,989.9	6.3	4,235.1	5.9
Total capital goods	10,877.3	18.4	13,842.1	18.5	16,555.4	20.7	15,250.2	19.2	12,229.6	16.9
Total imports	58,999.7	100.0	74,694.8	100.0	80,073.4	100.0	79,248.5	100.0	72,159.1	100.0

(1) Only imports of general regime as classified by the Chilean Central Bank.

Source:  Chilean Central Bank

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	2010	2011	2012	2013	2014
EXPORTS (FOB)
Americas:
Argentina	1.4	1.5	1.4	1.4	1.3
Brazil	5.9	5.5	5.5	5.7	5.4
Mexico	2.7	2.2	1.7	1.7	1.7
United States	9.7	11.0	12.3	12.7	12.3
Other	10.0	10.6	10.6	11.0	10.8
Total Americas:	29.7%	30.9%	31.5%	32.6%	31.5%
Europe:
France	1.7	1.7	1.6	1.4	1.6
Germany	1.4	1.4	1.2	1.3	1.3
Italy	3.4	3.3	2.6	2.1	2.3
United Kingdom	0.9	0.9	0.9	0.9	1.0
EFTA	0.8	1.0	1.4	1.4	1.2
Other	11.0	11.5	10.2	10.2	9.9
Total Europe:	19.3%	19.8%	17.9%	17.4%	17.1%
Asia:
Japan	10.9	11.2	10.7	9.8	10.0
South Korea	5.9	5.5	5.8	5.5	6.2
Taiwan	2.9	2.5	2.3	2.1	2.4
China	24.4	22.9	23.2	25.0	24.4
Other	5.2	5.2	5.9	5.7	6.2
Total Asia:	49.3%	47.2%	48.0%	48.0%	49.1%
Other:(1)	1.8%	2.2%	2.6%	2.0%	2.3%
Total exports:	100.0%	100.0%	100.0%	100.0%	100.0%

IMPORTS (CIF)
Americas:
Argentina	8.0	6.3	6.6	5.0	4.0
Brazil	7.9	8.3	6.5	6.4	7.9
United States	16.9	20.2	23.2	20.2	19.8
Other	13.8	14.9	16.0	15.8	15.9
Total Americas:	46.6%	49.8%	52.2%	47.5%	47.6%
Europe:
France	1.4	1.6	1.9	2.8	2.1
Germany	4.0	4.2	3.6	4.0	3.6
Italy	1.6	1.5	1.6	1.6	1.8
United Kingdom	1.7	1.8	1.1	1.9	1.2
EFTA	0.5	0.5	0.6	0.5	0.5
Other	5.2	5.0	5.5	6.5	6.2
Total Europe:	14.3%	14.7%	14.3%	17.4%	15.4%
Asia:
Japan	5.7	3.9	3.2	3.1	3.2
South Korea	5.6	3.6	3.3	3.5	3.2
Taiwan	0.6	0.6	0.6	0.6	0.5
China	16.9	16.9	18.0	19.9	20.9
Other	3.4	3.7	3.4	3.8	4.2
Total Asia:	32.3%	28.8%	28.5%	30.9%	32.1%
Other:(1)	6.8%	6.7%	4.9%	4.3%	4.9%
Total imports:	100.0%	100.0%	100.0%	100.0%	100.0%

(1)          Includes Africa, Oceania and other countries, including those in tax free zones.

Source:  Chilean Central Bank.

Services Trade

Non-financial services include transportation, passenger services, port services and the travel industry. The travel industry, particularly tourism, is an important contributor to the service trade sector.  In 2010, exported and imported services increased by 31.3% and 24.2%, respectively. During 2011, the exported and imported services increased by 17.5% and 24.0%, respectively, but decreased by 5.5% and 6.5%, respectively, in 2012 mainly due to declines in transportation services to Europe and Asia, and a decrease of other professional services to the Americas and Europe. During 2013, exported and imported services increased by 0.5% and 4.8%, respectively, while in 2014 exported and imported services decreased by 11.9% and 7.1%, respectively, mainly due to a reduction in exports and imports of transportation services to Asia, the Americas and Europe.

Foreign Direct Investment (FDI)

Chile’s constitutional and legal framework guarantees non-discrimination and equal treatment to foreign and local investors and gives foreign investors access to all economic sectors. The 1974 Foreign Investment Statute, known as DL 600, or DL600, sets forth the general rules applicable to foreign investors covering repatriation of capital, withdrawal of profits and access to the formal exchange market. It establishes different kinds of investment, including freely convertible currency, assets, technology, investment related credits and capitalized earnings. An alternative regime under which foreign investments may be made in Chile is Chapter XIV of the Chilean Central Bank’s Compendium of Foreign Exchange Regulations (Capítulo XIV del Compendio de Normas Internacionales del Banco Central de Chile). Under this regime, foreign investors may freely transfer into Chile capital contributions and loans through convertible foreign currency. Investors are required to inform the Chilean Central Bank of the transactions, but are not subject to prior registration or approval requirements.

Under DL 600, the Chilean Foreign Investment Committee, acting as the authorized representative of the government, enters into a legally binding contract with each foreign investor, which stipulates the term for which the investment or investments must be made. In the case of mining investments, the period during which the investments in Chile may be made is generally 8 to 12 years. In all other economic sectors, such period is generally three years. Between 2009 and 2012, investments made through the DL 600 mechanism amounted to approximately US$20.5 billion. A considerable number of foreign investors (representing approximately 25.4% of the total FDI inflows during the period from 2009 to 2012) have chosen to use DL 600 instead of relying upon the Chilean Central Bank’s Compendium of Foreign Exchange Regulations. The annual average FDI in Chile made under the DL 600 regime from 2009 to 2012 was US$5.1 billion.

FDI inflows made in Chile between 2009 and 2013 totaled US$100.9 billion, and primarily originated from the United States (16.7%), Netherlands (14.8%), Spain (10.4%), Canada (5.1%), United Kingdom (4.3%) and Japan (3.8%). During that period, FDI originating from Europe and the Americas accounted in the aggregate for 36.1% and 35.9% of total FDI, respectively.

Between 2009 and 2013, mining accounted for 44.9% of total FDI; financial services (banking, insurance, investment companies, investment funds, risk capital investment funds and other financial services) accounted for 13.4%; electricity, gas and water supply accounted for 10.2%; and manufacturing accounted for 4.7%.

The recently approved tax law reform (Law No. 20,780) revokes DL600 as of January 2016. However, existing agreements under DL600 shall remain in full force and effect. The government submitted a bill to Congress in January 2015 proposing a new legal framework for the regulation of FDI going forward, which was approved by the Chamber of Deputies in April 2013 and is pending discussion by the Senate. The new legal framework would guarantee access to the “formal exchange market,” allowing banks and other authorized entities to trade in currencies, and allow entities to remit capital and profits abroad. The proposed legislation would also prohibit arbitrary discrimination and contemplates an exemption from value added tax (VAT) for sales of goods that meet certain requirements. The bill also provides for the creation of a special committee of Ministers to advise the president on the adoption of national policies regarding foreign investment, as well as an administrative agency to implement new policies on foreign investment.

Further, the proposed legislation provides a transitional regime that maintains the effectiveness of agreements entered into under DL600. This bill also permits entities to seek permission to conduct foreign investment under DL600 for a period of four years in exceptional cases, ensuring a stable income tax rate of 44.45%.

The following table presents foreign direct investment, including capital and debt, between 2009 and 2013 by sector:

Stock of Foreign Direct Investment (1)
(in millions of US$)

	2009	2010	2011	2012	2013

Agriculture and Fishing	815.3	1,016.6	1,017.6	880.5	906.3
Mining	27,162.0	35,037.5	53,379.7	67,722.0	69,879.1
Manufacturing industries	4,448.0	5,274.0	6,875.4	8,642.8	9,504.2
Electricity, gas and water supply	10,287.6	10,650.8	10,285.5	11,600.0	14,975.5
Construction	300.6	427.7	605.0	952.7	1,198.8
Wholesale and retail trade	1,957.2	2,295.4	2,608.5	2,833.2	2,946.9
Hotels and restaurants	79.8	98.8	100.3	138.8	164.5
Transport and storage	2,500.8	2,350.4	2,581.0	2,373.4	2,120.1
Communications	3,137.8	5,421.7	4,228.0	6,176.5	7,017.2
Financial services	12,834.8	16,197.6	20,793.7	22,136.6	24,956.2
Engineering and business services	1,926.5	3,304.4	4,357.8	4,435.2	4,549.5
Other services	294.6	280.6	986.0	1,365.0	2,581.0
Not classified	62,195.1	78,256.5	64,880.6	76,764.4	74,652.7
Total	127,940.2	160,612.0	172,299.2	206,021.2	215,452.2

(1)              Including capital and debt.

Source:  Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Role of the Chilean Central Bank

The 1980 Constitution defined the Chilean Central Bank as an autonomous legal entity. The Chilean Central Bank is governed by the 1989 Central Bank Act, which has the rank of a constitutional organic law. To the extent consistent with this law, the Chilean Central Bank is also subject to the private sector’s laws and regulations. The Chilean Central Bank is prohibited from lending funds to the government or buying government debt, either directly or indirectly, except in a state of war or danger thereof. The Chilean Central Bank is governed and managed by a Council composed of five members. The president of the Republic, with the prior consent of the Senate, appoints each member of the Council for staggered, renewable ten-year periods. One seat on the Council is subject to election every two years. The president of the Republic appoints the president of the Chilean Central Bank’s Council, who serves for a period of five years, from among the Council members. The quorum required for the Council to operate is three out of the five members, and the motions must be approved by a majority of those present. If the Council cannot reach a decision, the president of the Council casts the deciding vote.

According to the Central Bank Act, the main objective of the Chilean Central Bank is to maintain the stability of the Chilean currency and the orderly functioning of Chile’s internal and external payment system. To achieve these purposes, the Central Bank Act vests the Chilean Central Bank with the authority to set reserve requirements for banks, to regulate the amount of money and credit in circulation, to operate as a lender of last resort and to establish regulations and guidelines regarding financial institutions, the formal exchange market and bank deposit-taking activities. These attributes allow the Chilean Central Bank to implement a wide range of policy tools for controlling monetary and exchange rate policy.

Monetary and Exchange Rate Policy, General Overview

The Chilean Central Bank’s monetary policy has generally focused on protecting the value of the country’s currency and seeking to keep the inflation rate low and stable. To fulfill this task, the Chilean Central Bank has followed a countercyclical strategy, which, in addition to preserving price stability, seeks to avoid extreme changes in domestic demand. In this sense, the Chilean Central Bank’s monetary policy intends to achieve price stability over time, taking into account the effects this policy has on economic activity and employment in the short and medium terms.

The Chilean Central Bank’s focus on price stability has translated into an inflation targeting monetary approach. Between 2001 and 2006, the Chilean Central Bank set a rolling 12-month target band for underlying inflation (which excluded goods with highly volatile prices such as fuel, oil and fresh vegetables) and a rolling 24-month target band for total inflation. Beginning in 2007, the Chilean Central Bank began setting a rolling two-year target band for underlying inflation, although the target band has remained between 2.0% and 4.0%, as it was in 2006.

With regard to exchange policy, an exchange rate band was in place from the mid-1980s until September 1999, when the Chilean Central Bank adopted a free-floating exchange rate regime, after a period of favorable monetary and exchange rate conditions. These circumstances included low and stable inflation, adequate financial regulation, an exchange rate within the set-floating band, development of exchange rate and financial hedging instruments, and improvements in private risk management. Hence, the introduction of the free-floating regime was achieved without shocks and rapidly led the Chilean currency to reflect its actual market value.

During the 1990s, the Chilean Central Bank also used reserve requirements (encaje) to prevent foreign currency inflows that could have affected the value of the Chilean peso. See “Balance of Payments and Foreign Trade—Balance of Payments—Capital Account.” A foreign exchange free-floating regime, however, does not mean the Chilean Central Bank cannot intervene in the market when it considers the currency to be moving too far from its equilibrium value, which could result in costly reversions. Nevertheless, these interventions take the form of transparent, well-founded measures, and include clearly delineated periods and amounts involved, as well as the clear explanation of the reasons behind these exceptional actions.

Monetary Policy and Interest Rate Evolution

The Chilean Central Bank’s monetary policy is based on an interest rate target. Since August 2001, when the bank shifted its monetary instrument from an indexed interest rate to a nominal one, the subject of the target has been the daily interbank nominal interest rate, known as the monetary policy rate (Tasa de Política Monetaria, or TPM). This measure was complemented by the gradual replacement of short-term inflation-indexed debt securities denominated in UF with new medium-term debt securities denominated in nominal pesos.

The use of nominal rather than real interest rates is part of the modernization of the Chilean Central Bank’s monetary policy framework. This process allows a reduction in the volatility of nominal instruments, especially exchange rate and monetary liquid aggregated volatility. It is also intended to simplify international financial integration, expedite risk management and increase the transparency of the interest rate itself.

To ensure that the TPM rate falls within the desired range, the Chilean Central Bank must regulate the financial system’s liquidity (measured in terms of reserves), using a set of instruments, including:  (i) liquidity deposits, lines of credits and open market transactions; and (ii) buying and selling short-term promissory notes. These tools also incorporate the banking reserve deposits, although currently the Chilean Central Bank is not using this mechanism as an active monetary policy instrument.

Banks and other financial institutions maintain a liquidity deposit account with the Chilean Central Bank, where a one-day deposit can earn a predetermined interest rate. This rate establishes an effective lower threshold for short-term interest rates. Additionally, financial institutions have a liquidity credit line from the Chilean Central Bank for which they pay a predetermined overnight interest rate. This credit line is divided into three tranches:  the first corresponds to 40.0% of the total credit line, and the second and third tranches are each 30.0% of the credit line. Each succeeding tranche has a higher interest rate, and the maximum credit line allowance equals 60.0% of each bank’s reserve requirements.

As mentioned above, the Chilean Central Bank also conducts short-term liquidity management, mainly through repurchase agreements. Repurchase agreements are a complementary liquidity line for banks, for which the Chilean Central Bank announces a daily rate, and banks indicate which instruments they wish to sell to the Central Bank at that rate. To maintain the base interest rate at the desired level, the Chilean Central Bank conducts open-market transactions, buying repurchase agreements that use promissory notes with maturities of less than seven days or selling reverse repurchase agreements (which is the sale of an asset with a simultaneous agreement to repurchase the asset at a specified price).

The following table sets forth the Chilean Central Bank’s average interest rates for the periods indicated.

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM

2010	5.54	—	2.62	—	1.40
2011	5.67	5.84	2.43	2.72	4.66
2012	5.26	5.42	2.37	2.44	5.01
2013	5.14	5.25	2.28	2.36	4.93
2014	—	—	—	—	3.75
2015 (through March 31)	—	—	—	—	3.00

(1)         BCP:  Peso-denominated Chilean Central Bank notes.

(2)         BCU:  UF-denominated Chilean Central Bank notes.

(3)         BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “—Monetary Policy and Interest Rate Evolution.”

Source:  Chilean Central Bank.

The following table sets forth the Chilean Treasury’s average interest rates for the periods indicated.

Chilean Treasury Interest Rates
(in %)

	BTP (1)		BTU (2)
Year	5 years	10 years	5 years	10 years
2010	—	6.45	2.28	3.00
2011	—	6.03	2.55	2.80
2012	—	5.59	2.36	2.56
2013	—	5.26	—	2.33
2014	4.26	4.71	—	1.70

(1)               BTP:  Peso-denominated Chilean Treasury notes.

(2)               BTU:  UF-denominated Chilean Treasury notes.

Source:  Ministry of Finance.

Inflation

Reversing policies from previous years, and following the Chilean Central Bank’s attainment of full autonomy in 1990, inflation was successfully curbed over the decade that followed, falling from 27.3% in 1990 to 4.5% in 2000. In 2001 the Chilean Central Bank adopted a target inflation band of 3.0% (+/- 1.0%) inflation over a 12-24 month policy horizon, which was modified to a two-year target band in 2007. Inflation is measured by the change in the CPI for the relevant calendar year, unless otherwise specified.

In 2010, as a result of expansionary monetary conditions and the emergence of favorable employment and internal financial conditions, inflation rose to 3.0%. In 2011 inflation increased beyond the Chilean Central Bank’s acceptable tolerance range reaching 4.4%, mainly driven by higher food and fuel prices which experienced sharp increases in the first months of the year. In 2012, prices for goods recorded negative annual inflation rates while prices for services initially increased significantly but dropped in later months resulting in an annual inflation rate of 1.5%.

Inflation averaged 2.0% for most of 2013, although prices for goods and energy caused the annualized rate to increase to 3.0% in December.

In 2014, the annual inflation rate rose to 4.6% (year-on-year) in December, reflecting the significant depreciation of the Chilean peso and the influence of other specific and transitory elements. In 2015, the inflation rate is expected to remain above 4.0%. As of March 31, 2015, the TPM stood at 3.0%.

One alternative metric for inflation is the Producer Price Index (PPI). The PPI measures the average change over time in the selling prices received by domestic producers of goods and services. While the CPI measures price change from the purchaser’s perspective, the PPI measures price change from the perspective of the producers.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percent Change from Previous Year at Period End
	CPI	PPI(1)

2010	3.0	20.2
2011	4.4	(7.4)
2012	1.5	(0.7)
2013	3.0	(2.8)
2014	4.6	(3.3)
2015 (March)(2)	0.1	(3.8)

(1)          Manufacturing, mining and electricity, water, and gas distribution industries.

(2)              Difference from January 2014 to January 2015.

Source:  CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

Between 1990 and 1999, the Chilean Central Bank’s exchange rate policy was aimed at restraining the appreciation of the peso against a basket of currencies via a crawling exchange rate band. From 1993 to 1997, the nominal exchange rate fluctuated within a narrow range around Ps.400/US$. Throughout the period, however, the real exchange rate appreciated due to the positive (although decreasing) inflation differential between Chile and its trade partners. The nominal stability of the peso resulted from two factors:  capital inflows contributing appreciation pressure to the nominal exchange rate and the Chilean Central Bank counteracting this via regular (sterilized) interventions in the foreign exchange market inside the flotation band, and occasional increases in the coverage of unremunerated reserve requirements.

In September 1999 the Chilean Central Bank dropped the crawling exchange rate bands for the Chilean peso, adopting a free floating exchange rate, although it retained the right to intervene when the exchange rate moved too far from its equilibrium value.

Between 2000 and 2006, the exchange rate presented two strong trend shifts.

Between 2000 and 2002, the peso was volatile and depreciated sharply because of the effects of the Argentine sovereign debt default and the disruption in international markets due to the terrorist attacks of September 11, 2001. This triggered a strong fall in copper prices, and low liquidity in the market coupled with a general uncertainty in part due to the political and economic situation in Brazil. During this period the exchange rate reached its historical peak on October 11, 2002 of Ps.756.56/US$. As a result, in late 2002 the Chilean Central Bank announced an exchange intervention to stabilize the currency.

The period 2003-2006 experienced a change in trend due to the appreciation of the peso, which was largely due to favorable financial conditions in emerging economies, a rebound in copper prices and a sharp depreciation in the dollar in international markets.

During 2007, the peso appreciated considerably against the U.S. dollar, trading, in December 2007 at an average exchange rate of Ps.499.28/US$, in comparison with an average exchange rate of Ps.527.6/US$ in December 2006. The peso had not reached this level of appreciation since May 1999.

Beginning in the fourth quarter of 2007 and until April 2008, the peso appreciated in both nominal and real terms. This appreciation, common to most emerging economies, was driven by both the weakening of the U.S. dollar globally and large global imbalances.

Taking into consideration the potential adverse effects on Chile’s financial stability that could have resulted from the worsening global economic conditions, on April 10, 2008 the Chilean Central Bank Council decided to intervene in the foreign exchange market during 2008 and announced an international reserves accumulation program of US$8 billion, to be implemented between April and December 2008. Announcing the intervention was consistent with the transparency principles that governs the Chilean Central Bank’s policymaking and with the floating exchange rate and inflation targeting schemes currently in force. The accumulation of reserves also modified the Chilean Central Bank’s foreign currency position, consistent with the assessment that, at the time of the intervention, the real exchange rate was below the level that would prevail in normal global real and financial conditions.

At the end of September 2008, the peso traded at Ps.552/US$ and the Chilean Central Bank Council announced the end of its reserve accumulation program, which had added US$5.75 billion in reserves, representing an increase of 30.0% compared to March 2008. In line with the value of U.S. dollars in relation to other currencies, after September 2008 the peso continued to depreciate, dropping to approximately Ps.629/US$ at the end of 2008.

During 2009, the peso appreciated against the U.S. dollar, particularly during the fourth quarter, reaching Ps.506.4/US$ by the end of the year. This was mainly the result of the depreciation of the U.S. dollar in international markets. The Chilean peso may also have been affected by the inflow of dollars related to the government’s withdrawals from the Economic and Stabilization Fund (FEES) to help finance the 2009 Fiscal Plan. See “The Economy—Global Financial Crisis—Economic Performance and Policies of 2008 and 2009.” In line with the currencies of many emerging economies, the peso appreciated against the U.S. dollar during 2010. In 2011 the Ps./US$ exchange rate experienced more volatility echoing the external situation. After appreciating to nearly Ps.455.9/US$ by the end of July, the peso depreciated to close the year at Ps.521.5/US$, mainly as a result of the dollar appreciation in the international markets, greater risk aversion by global investors, the drop in copper prices, as well as the international reserves accumulation program, which added US$12 billion to the Chilean Treasury in 2011. See “—International Reserves.” The behavior of the Ps./US$ exchange rate during the first semester of 2012 reflected volatility attributable to the uncertainties for the European economy as a result of the global financial crisis and the fluctuations of copper prices. After appreciating in the earlier part of 2012, the peso depreciated against the U.S. dollar to Ps.509.7/US$ in June, and again appreciated in the second half of 2012, reaching Ps.478.6/US$ in December 2012.

During the first nine months of 2013 the exchange rate fluctuated, mainly due to changes in the dollar’s global valuation and the increased volatility of international financial markets. In December 2013, the Chilean peso traded at a rate of 523.8/US$, reflecting in part the lower interest rate differential between external and domestic rates brought about by the Chilean Central Bank’s decision to lower the Monetary Policy Rate (TPM) by 50 basis points in the last quarter of 2013. The appreciation of the dollar continued during 2014, with the Chilean peso trading at Ps.607.38/US$ on December 31, 2014.

The strong depreciation of the peso against the U.S. dollar observed since May 2013 stems from the appreciation of the dollar internationally, however the timing of depreciation has differed in Chile vis-à-vis other emerging economies due to key factors, such as rapid adjustment of domestic spending and Chile’s implementation of an earlier, deeper expansionary cycle resulting in a year on year change of 16.0% of the dollar against the peso.

The following table shows the fluctuations in the nominal exchange rate since 2000.

Observed Exchange Rates(1)
(pesos per US$)

	High	Low	Average(2)	Period-End

2000	580.4	501.0	539.5	572.7
2001	716.6	557.1	634.9	656.2
2002	756.6	641.8	688.9	712.4
2003	758.2	593.1	691.4	559.4
2004	649.5	559.2	609.5	559.8
2005	592.8	509.7	559.8	514.2
2006	549.6	511.4	530.3	534.4
2007	548.7	493.1	522.5	495.8
2008	676.8	431.2	522.5	629.1
2009	643.9	491.1	559.6	506.4
2010	549.2	468.4	510.4	468.4
2011	533.7	455.9	483.4	521.5
2012	519.7	469.7	486.8	478.6
2013	534.0	466.5	495.0	523.8
2014	621.4	524.6	570.4	607.4
Three Months Ended March 31, 2015	642.2	606.8	624.3	626.9

(1)              The table presents the annual high, low, average and period-end observed rates for each year.

(2)              Represents the average of average monthly rates for the periods indicated.

Source:  Chilean Central Bank.

International Reserves

The Chilean Central Bank manages its international reserves according to the free-floating exchange rate regime, which resulted in relatively stable net international reserves between 2004 and 2007. In 2008, however, net international reserves grew by 36.9% through the international reserves accumulation program undertaken by the Chilean Central Bank to preserve Chilean financial stability against the potential adverse effects of the then global economic conditions. International reserves amounted to approximately US$25.4 billion and US$27.9 billion in 2009 and 2010, respectively.

In 2011, the Chilean Central Bank increased reserves to strengthen its international liquidity position, by engaging in periodic purchases of foreign currency, thus increasing the international reserve level by US$14.1 billion at the end of 2011, to US$42.0 billion. Since then, international reserves have remained relatively stable, and stood at approximately US$38.4 billion as of March 31, 2015.

The following table shows the composition of net international reserves of the Chilean Central Bank for the years indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of December 31,
	2010		2011		2012		2013		2014
Chilean Central Bank:
Assets:
Gold	US$	11	US$	12	US$	13	US$	10	US$	9
SDRs	1,217		1,214		1,212		1,147		1,079
Reserve position in the IMF	282		601		692		641		490
Correspondent banks abroad	57		780		21		19		169
Foreign exchange	26,260		39,335		39,630		39,144		38,579
Reciprocal loan agreements	35		35		81		132		119
Other assets	1		1		1		1		1
Total	US$	27,864	US$	41,979	US$	41,649	US$	41,094	US$	40,447

Liabilities:
Reciprocal Credit Agreements	US$	3	US$	14	US$	28	US$	9	US$	14
Accounts with international organizations	145		97		88		89		83
SDR allocations	1,259		1,255		1,256		1,258		1,183
Total	US$	1,407	US$	1,365	US$	1,372	US$	1,356	US$	1,279

Total international reserves, net	US$	26,457	US$	40,614	US$	40,278	US$	39,738	US$	39,167

Source:  Chilean Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects the private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against the effects of external shocks.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of pesos)

	As of December 31,
	2010		2011		2012		2013		2014

Currency in circulation	Ps.	3,209.2	Ps.	3,646.9	Ps.	4,199.1	Ps.	4,693.2	Ps.	5,160.6
Bank reserves	2,385.8		3,072.7		3,460.5		3,603.6		3,554.6
Monetary base	Ps.	5,595.0	Ps.	6,719.6	Ps.	7,659.5	Ps.	8,296.8	Ps.	8,715.2

(1)              There are no demand deposits at the Chilean Central Bank.

Source:  Chilean Central Bank.

Monetary Aggregates
(in billions of pesos)

	As of December 31,
	2010		2011		2012		2013		2014

Currency in circulation	Ps.	3,209.2	Ps.	3,646.9	Ps.	4,199.1	Ps.	4,693.2	Ps.	5,160.6
Demand deposits at commercial banks		12,896.2		14,362.2		15,399.3		17,418.7		20,330.2
M1(1)	Ps.	16,105.4	Ps.	18,009.1	Ps.	19,598.4	Ps.	22,111.9	Ps.	25,490.8
Total time and savings deposits at banks	Ps.	39,376.4	Ps.	48,155.1	Ps.	51,821.0	Ps.	59,555.0	Ps.	63,623.3
Others		1,029.2		779.8		596.9		1,065.7		1,351.6
M2(2)	Ps.	56,511.0	Ps.	66,944.0	Ps.	72,016.3	Ps.	82,732.6	Ps.	90,465.6
Foreign currency deposits at Chilean Central Bank	Ps.	6,927.6	Ps.	7,085.4	Ps.	8,068.6	Ps.	9,628.8	Ps.	12,683.9
Documents of Chilean Central Bank		4,369.0		8,929.3		9,420.5		10,362.4		9,485.0
Letters of Credit		2,574.1		2,093.8		1,490.7		993.8		1,136.3
Private Bonds		14,487.8		16,073.8		16,611.0		17,974.3		18,594.2
Others		11,839.2		13,872.0		14,564.8		17,451.9		22,239.2
M3(3)	Ps.	96,708.7	Ps.	114,998.3	Ps.	122,171.9	Ps.	139,143.7	Ps.	154,604.2

(1)          M1:  Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)          M2:  M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)          M3:  M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source:  Chilean Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators

(in %)

	2010	2011	2012	2013	2014
M1 (% change)	21.3	11.8	8.8	12.8	15.3
M2 (% change)	9.3	18.5	7.6	14.9	9.3
Credit from the financial system	8.9	13.4	12.9	9.7	9.6
Average annual peso deposit rate(1)	1.3	2.4	3.5	2.9	1.4

(1)          Represents real interest rates for a period of 90 to 365 days.

Source:  Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of pesos)

	As of December 31,
	2010		2011		2012		2013		2014
Liquidity aggregates (at period end)	Ps.	5,595	Ps.	6,720	Ps.	7,660	Ps.	8,297	Ps.	8,715
Monetary base:
Currency, excluding cash in vaults at banks	3,209		3,647		4,199		4,693		5,161
M1(1)	16,105		18,009		19,598		22,112		25,491
M2(2)	56,511		66,944		72,016		82,733		90,466
M3(3)	96,709		114,998		122,172		139,144		154,604

Credit aggregates (at period end):
Private sector credit	Ps.	74,647	Ps.	87,081	Ps.	97,419	Ps.	107,195	Ps.	118,176
Public sector credit	(1,681)		(1,566)		(349)		1.183		(212)

Total domestic credit(4)	Ps.	61,579	Ps.	72,888	Ps.	79,803	Ps.	86,751	Ps.	92,908

Deposits:
Chilean peso deposits	Ps.	65,663	Ps.	79,908	Ps.	87,903	Ps.	95,077	Ps.	103,013
Foreign-currency deposits	11,190		11,112		12,254		14,998		20,001

Total deposits	Ps.	76,853	Ps.	91,020	Ps.	100,157	Ps.	110,075	Ps.	123,015

(1)          Currency in circulation plus peso-denominated demand deposits.

(2)          M1 plus peso-denominated savings deposits.

(3)          M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.

(4)          Includes capital reserves and other net assets and liabilities.

Source:  Chilean Central Bank.

Financial Sector

General Overview of Banking System

The modern Chilean banking system dates from 1925 and has been characterized by periods of substantial regulation and state intervention followed by periods of deregulation. In the early 1970s, the banking sector was controlled by the state and highly regulated. In 1974, a process of interest rate liberalization, removal of credit controls and banking privatization began. However, after the financial crisis that affected Chile during 1982 and 1983, the Chilean Central Bank and the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) established strict controls on the funding, lending and general business matters of the banking with industry in Chile. In 1986, a new general banking act, the General Banking Act, was introduced, which had as its main objectives to improve banking system supervision and regulation. The General Banking Act was rewritten in 1997, beginning a new era of liberalization. Among other matters, this amendment allowed the entry of new entities into the system (SBIF granted permits to seven new banks) and the internationalization of banks. In addition, under this new legislation, the SBIF adopted international monitoring standards, incorporating the First Basel Committee’s 1998 Capital Accord and, recently, Basel II.

According to the General Banking Act, banks are special stock corporations engaged in the business of receiving money or funds from the general public, in order to use them to grant loans, discount documents, make investments and financial intermediation, and generally perform any other operation permitted by law. Nevertheless, banks may conduct only those activities allowed by the General Banking Act. Furthermore, the General Banking Act limits the amount invested in certain activities. Directly or through subsidiaries, banks may also engage in certain specified additional activities, such as securities brokerage services; mutual funds, investment funds or foreign capital funds management; factoring; securitization; financial leases and insurance brokerage services. Subject to certain limitations and with the prior approval of the SBIF and the Chilean Central Bank, Chilean banks may own majority or minority interests in foreign banks. In addition, banks may operate as placement agents and underwriters of initial public offerings of shares and of cross-market products of their subsidiaries. Banks are authorized to operate in derivatives transactions, including forwards, futures, swaps and, since 2007, options.

Currently, commercial banks in Chile face growing competition from several sources, which has led to consolidation in the banking industry. Competition in the extension of credit has come increasingly from department stores, through the issue and management of credit cards, and foreign banks. In addition, two of Chile’s largest department stores have, through related entities, obtained licenses and begun to engage in commercial banking activities, while a third has acquired an existing bank. While these events have increased competition in consumer credit, it is not likely to be a continuing trend in the coming years.

As of December 31, 2014, there were 22 privately owned domestic banks and one state-owned bank (Banco Estado) operating in Chile. Corpbanca and Itaú Bank are in the process of implementing a merger that would result in a new entity accounting for approximately 16.0% of the Chilean banking market (measured by loans). In addition, there are five branches of foreign banks authorized to operate in Chile. As of December 31, 2014, the Chilean banking system had a total amount of outstanding loans equal to US$207.2 billion. Under the third capital markets reform, provided by Law No. 20,448, agencies of foreign banks would be allowed to market the loan products they offer abroad. See “Capital Markets—Capital Markets Reforms.”

Two of the largest Chilean banks, Banco Santander-Chile, or Santander-Chile, and Banco Bilbao Vizcaya Argentaria, Chile, or BBVA-Chile, are subsidiaries of Spanish banks, Banco Santander and Banco Bilbao Vizcaya Argentaria, S.A., respectively. Despite such banks having a combined 22.0% market share of the Chilean banking market (measured by loans) as of December 31, 2014, the government does not believe the Chilean financial sector or economy generally is materially exposed to adverse risks created by the European sovereign debt crisis or the difficulties affecting the Spanish economy. Notwithstanding their foreign ownership, Santander-Chile and BBVA-Chile are licensed as Chilean banks and are subject to generally applicable Chilean banking laws and regulations, including, among other things, Chilean minimum capital and reserve requirements (encaje), which help to insulate the Chilean operations of these banks from foreign financial crises, and restrictions on capital reductions, which help to ensure that transfers of capital to the Spanish parent companies of these banks in excess of Chilean requirements are subject to the SBIF’s prior approval. See “—Banking Regulation.” Moreover, according to the SBIF Chilean banks do not maintain significant holdings of sovereign debt issued by Spain, Italy, Greece, Portugal or Ireland.

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of U.S. dollars except for percentages)

	As of December 31, 2014
	Assets			Loans			Deposits			Shareholders’ Equity(1)
	Amount		Market Share	Amount		Market Share	Amount		Market Share	Amount		Market Share

Domestically owned private-sector banks	US$	250,269	84.0%	US$	179,696	86.7%	US$	141,571	81.5%	US$	20,594	89.0%
Foreign-owned private-sector banks(2)		1,245	0.4		181	0.1		330	0.2		505	2.2
Private-sector total		251,514	84.5		179,877	86.8		141,901	81.7		21,098	91.2
Banco Estado		46,291	15.5		27,355	13.2		31,768	18.3		2,037	8.8
Total banks	US$	297,805	100.0%	US$	207,231	100.0%	US$	173,669	100.0%	US$	23,135	100.0%

(1)              Corresponds to the “Capital Básico.” This item included capital and reserves.

(2)              Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks would be as follows:  assets:  34.9%, loans:  35.7%, deposits:  31.6%, shareholders’ equity:  38.3%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source:  SBIF.

The following table sets forth the total assets of the four largest Chilean private-sector banks, state-owned Banco Estado and other banks in the aggregate:

	As of December 31, 2014
	In billions of Pesos		Market Share

Banco Santander-Chile	Ps.	30,534	16.9%
Banco Estado	28,116		15.5
Banco de Chile	27,646		15.3
Banco de Crédito e Inversiones	23,868		13.2
Corpbanca	20,360		11.3
Other banks	50,357		27.8
Total Banking System	Ps.	180,881	100.0%

Source:  SBIF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Indicators of Financial System Efficiency

(%)

	2010	2011	2012	2013	2014

Return on assets	1.5	1.4	1.1	1.2	1.4
Return on equity	18.6	17.4	14.6	14.8	17.2
Non-performing loans as a percentage of total loans	1.3	1.1	1.0	1.0	1.0
Gross operational margin/assets	5.0	4.6	4.6	4.6	4.8
Operating expenses/operating revenue	45.9	47.6	47.4	46.3	45.3
Operating expenses/average total assets	2.3	2.2	2.1	2.1	2.2
Regulatory capital to risk-weighted assets	14.1	13.9	13.3	13.3	13.4

Source:  SBIF.

Banking Regulation

The SBIF is the main banking sector regulator. In addition, the Chilean Central Bank oversees exchange rate policy and regulates international capital movements and certain bank operations.

The SBIF monitors and oversees Chile’s banks (excluding the Chilean Central Bank), as well as a subset of the cooperatives that hold savings deposits and provide credit (the larger cooperatives in terms of capital) and mutual guarantees, and companies whose corporate purpose includes the issuance or operation of credit cards or any other similar credit system (mainly supermarkets and department store chains). Additionally, the SBIF authorizes the incorporation and licensing of new banks and has broad powers to issue, interpret and enforce banking regulations (both legal and regulatory). The SBIF must also approve any bank merger, bylaw amendment, capital increase and any acquisition of 10.0% or more of the equity interests in a bank. In case of non-compliance, the SBIF has the authority to impose a range of remedial actions.

The SBIF has signed several Memoranda of Understanding providing for mutual cooperation and the exchange of information in recent years, including with the Office of the Superintendent of Financial Institutions of Canada (2010), with the China Banking Regulatory Commission (2011), with the Financial Superintendency of Colombia (2012), and with the Superintendency of Banks of Panama (2013).

Moreover, since June 2007 the SBIF, the SVS and the SP has been permitted, by the Data Protection Law, to share information with each other, except data protected by bank privacy laws.

As part of its supervisory role, the SBIF examines banks at least once a year. Banks are required to submit their financial statements to the SBIF monthly and to publish them at least four times a year in a newspaper with national coverage. Banks must also submit to the SBIF their annual financial statements and the opinions of their independent auditors and are required to be rated by two independent rating agencies. Finally, banks are also subject to periodic reporting obligations to the SBIF with respect to a wide range of operational and transactional data.

Since January 2010, all banks have been required to include in the calculation of expected losses and provisioning a percentage of off-balance sheet contingent loans, including, among others, undrawn lines of credit, unused credit card lines and stand-by letters of credit. Since January 2011, banks have also been required to transition their systems to use models developed by the SBIF (instead of internally developed models) to determine the probability of default.

In September 2010, the SBIF issued regulations to protect bank customers by instituting a stricter standard for delivery instructions, and forbidding unilateral amendments to contracts or suspension of accounts and regulated products tied to mortgage agreements, such as insurance. In addition, since October 24, 2011, a “universal lending agreement” (contratos de crédito universal) relating to mortgages, credit cards and consumer loans, became operative as part of the Third Capital Markets reform bill. See “—Capital Markets—Third Capital Markets Reform.”

Deposit Insurance

The General Banking Act provides for a government guarantee of up to 90.0% of the aggregate amount of certain time deposits, savings accounts and non-bearer securities issued by banks held by individuals. This guarantee is limited to UF 108 (US$4,379 as of December 31, 2014) per person (for the system as a whole) for each calendar year. In the event a bank is required to submit a restructuring plan to its creditors or is forced to liquidate, the Chilean Central Bank provides liquidity up to 100.0% of the amount of deposits in current accounts and other sight deposits and other sight obligations of the failed institution.

Demand deposits and time deposits are subject to a reserve requirement determined by the Chilean Central Bank and calculated on a monthly basis. As of December 31, 2014, this requirement amounted to 9.0% for demand deposits and 3.6% for time deposits (with maturity from one day to one year). In 2003, due to the free trade agreement executed with the United States, foreign currency reserve requirements were made equivalent to local currency reserve requirements. In order to implement monetary policy, the Chilean Central Bank has statutory authority to increase these percentages to a maximum of 40.0% for demand deposits and a maximum of 20.0% for time deposits.

In addition, a 100.0% technical reserve requirement applies to sight deposits and obligations exceeding the regulatory capital of the bank by 2.5 times.

Minimum Capital; Capital Adequacy Requirements

The General Banking Act provides that banks must meet a minimum paid-in capital and reserves requirement equal to UF 800,000 (approximately US$32.4 million as of December 31, 2014).

A minimum of 50.0% of the capital shall be duly paid at the moment a bank is incorporated (or at the moment of receiving authorization to start operations, in the case of a branch of a foreign bank). There is no legal term to pay the remaining capital. However, until the bank reaches the required minimum capital, its regulatory capital must equal the minimum of 12.0% of its risk weighted assets. This requirement decreases to 10.0% after the bank has total shareholder’s equity of at least UF 600,000 (approximately US$24.3 million as of December 31, 2014).

The General Banking Act also provides that the capital and reserves of a bank, net of investments in subsidiaries (the “net capital base”), cannot be less than 3.0% of total assets, net of provisions, and its “effective net worth,” or regulatory capital, cannot be less than 8.0% of its risk-weighted assets after the bank reaches the required minimum capital. The “effective net worth” is defined as net capital base plus subordinated debt securities (up to 50.0% of the net capital base) plus voluntary provisions up to 1.25% of its risk-weighted assets. As of December 31, 2014, all Chilean banks met or exceeded Chile’s legal capital adequacy guidelines.

The amendment to the General Banking Act of 1997 implemented a modified version of the capital adequacy guidelines issued by the Basel Committee on Banking Supervision in 1988 (“Basel I”). The principal change that Chile made to the “Capital Adequacy Guidelines” was to assign a relatively greater risk-weight to mortgage loans (60.0% rather than 50.0%).

In 2005, the SBIF published a roadmap identifying the steps required to transition to the International Convergence of Capital Measurement and Capital Standards released by the Basel Committee on Banking Supervision in 2004 (“Basel II”). This roadmap included a proposal to increase minimum regulatory capital to 10.0% of risk weighted assets.

In March 2006, the money laundering and financing of terrorism rules were replaced, in accordance with the “Core Principles for Effective Banking Supervision” and “Knowledge of Banks Customers” guidelines of the Basel Committee, and the relevant provisions of Law No. 19,913, which created the Financial Analysis Unit.

In January 2015, Law No. 20,818 was enacted, amending Law No. 19,913, expanding the number of criminal offenses considered underlying crimes constituting money laundering and the financing of terrorism and granting additional powers to the UAF.  See “Republic of Chile—Measures Implemented to Deter Terrorism and Money Laundering.”

In November 2007, the SBIF, together with other Chilean superintendencies and regulatory bodies, required public companies in Chile to adopt over time the International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Boards, or IASB, in order to conform to international financial reporting standards. Pursuant to the SBIF Compendium of Accounting Standards (Compendio de Normas Contables, or the “Compendium”), effective January 1, 2009, Chilean banks were required to adopt new accounting standards, which are more consistent with international accounting standards. For all matters not described in the Compendium, which are not contrary to the instructions of the SBIF, banks are required to apply the technical standards, or the Technical Standards, adopted by the Chilean Accounting Association (Colegio de Contadores de Chile A.G.), which are in turn generally consistent with the international accounting and financial information standards adopted by the IASB. If there are inconsistencies between the Technical Standards and the Compendium, the latter prevails.

The International Regulatory Framework for Banks released by the Basel Committee on Banking Supervision between 2011 and 2013 (“Basel III”) has not yet been formally implemented by the Chile, but the Ministry of Finance has announced that a bill will be submitted to Congress this year to introduce necessary amendments to the General Banking Act. See “—Recent Developments in Banking Regulation—Capital Adequacy Requirements.”

Recent Developments in Banking Regulation

Capital Adequacy Requirements

The implementation of Basel II and Basel III capital frameworks requires the introduction of amendments to the General Banking Act. The Ministry of Finance together with the SBIF is working on draft regulations and amendments to the General Banking Act that will contain the key elements included in Basel II and Basel III. After these drafts have been reviewed and approved by the Ministry of Finance, they would have to be submitted to Congress.

Although the Chilean banking system had a capital ratio of 13.4% as of December 31, 2014, the adoption of the Basel II and Basel III capital framework may require certain banks to inject additional capital.

Universal Credits

Banks, insurance companies, retailers and other financial institutions are now required to inform their customers of the all-in costs of the financial services they provide on standardized terms, providing customers with a useful basis on which to compare the cost of the products offered to those customers.

Consumer Protection

In December 2011, the Consumer Protection Act was amended to include provisions applicable to financial services and products. According to this amendment, bank agreements with consumers for financial services or products must, among other requirements:  (1) provide a detailed breakdown of all the charges, fees, costs and tariffs that form part of the price, including those which are indirectly part of the price, or that are associated with other products simultaneously contracted; (2) expressly provide the terms related to early termination of the agreement by the bank, a reasonable cure period and the method by which a consumer will receive notice of such early termination; and (3) allow for early termination of the agreement in the sole and absolute discretion of the customer, provided that the customer has paid all obligations in full, including any cost for the early termination.

In addition, consumers are entitled to:  (1) receive information about the total cost of the product or service; (2) receive an explanation in the case of the rejection of their credit application; and (3) know the objective requirements to access a particular financial product. No assessment has yet been made as to the impact on the Consumer Protection Act or the financial market.

In February 2012, Law No. 20,575 introduced the “principle of purpose” to the use of commercial and financial personal data. As a result, Chilean banks and other financial institutions can only use client financial and commercial personal data for the purposes of commercial risk assessment and in connection with the process of granting credits.

Bankruptcy Law

On January 9, 2014, the Chilean government published new bankruptcy legislation, Law 20,720, which provides for an improved legal and regulatory framework for the reorganization and liquidation of companies and the restructuring of company and consumer debts. The law reinforces the role of the Former Superintendency of Bankruptcy (Superintendencia de Quiebras) which has been renamed the Superintendency of Insolvency and Debtor Rehabilitation (Superintendencia de Insolvencia y Reemprendimiento) and assigns it new responsibilities.

The new regulations are intended to facilitate proactive credit risk management and limit losses that arise from delays in the recognition and resolution of impaired loans, thereby leading to better asset quality and recoveries. Other benefits include greater protection for secured creditors and clear guidelines on the ranking of related-party claims in insolvency proceedings. A more efficient, structured process is also expected to be less costly in terms of management time and administrative and legal costs. This legislation does not apply to banks, which in the case of liquidation, remain subject to the General Banking Act.

Capital Markets

General

Over the last 30 years, the Chilean capital markets have grown in liquidity, market capitalization and through the emergence of new instruments and counterparties, such as institutional investors. The regulatory environment of the capital markets in Chile is comprehensive and sophisticated. It requires the delivery of detailed information by certain market participants, allows for a broad array of investment options, and includes a detailed set of regulations for the use of derivatives, futures, options, forwards and swaps in limiting foreign investment risks associated with variations in interest and exchange rates.

Capital Markets Reforms

Laws and regulations on capital markets are subject to continuous adjustments in order to be updated to market needs and international standards. During the last decade, three major legal reforms have been passed seeking to modernize the capital markets:  the First Capital Market Reform, the Second Capital Market Reform and the Third Capital Market Reform. In addition, a fourth, the Bicentennial Capital Markets Agenda, is pending before Congress and has been partially implemented through administrative reforms.

In 2000, the First Capital Market Reform, a major reform of the corporate and securities laws, became effective, providing comprehensive regulation of tender offers and corporate governance. This legislation set forth new rules regarding the necessary information that needs to be given to the public and, in general, aims to protect the interests of minority shareholders. It also included important amendments to the Corporations Act regarding corporate governance, related party transactions, voting rights for mutual funds, the elimination of restrictions on control rights for preferred shares and the creation of audit committees.

For tender offers, this legislation provides that majority shareholders of publicly traded corporations must share with minority or outside shareholders the benefits of a change of control, by requiring that relevant share acquisitions be made pursuant to strictly regulated tender offer procedures. However, controlling shareholders may freely sell their shares in some circumstances, as when the sale price of their shares is not substantially above market price, that is, no more than 10.0% to 15.0% above market price (currently 10.0%, as set by the SVS).

As of 2001, foreign portfolio investors, including mutual funds and pension funds, are exempt from capital gains tax on the sale of highly traded equity and bonds made on authorized stock exchanges.

Based on other changes to tax regulations in 2001, foreign investors in Chile do not need to obtain a Chilean taxpayer identification number (a Rol Único Tributario, or RUT) to appoint and register a legal representative in Chile, and to use accounting practices authorized by the Chilean tax authorities.

In addition, in 2001, the Chilean government approved a series of measures aimed at increasing liquidity in the capital markets, promoting savings and facilitating the financing of new investment projects through both tax incentives and institutional and regulatory reforms.

Accordingly, the 15.0% capital gains tax for highly traded equity was eliminated as well as the tax for short-sale of equity and bonds. The withholding tax on interest paid to non-resident entities for Chilean currency-denominated bank deposits in Chile and local currency-denominated bonds was reduced from 35.0% to 4.0% and the tax on cross-border banking intermediation was eliminated. The categories of “general fund manager” and “qualified investor” were introduced into the regulatory scheme. Additionally, a system of voluntary pre-tax contributions to individual pension funds (of amounts up to UF 50, or approximately US$2,027 per year as of December 31, 2014) was established; a new stock exchange segment was organized for emerging companies with significant growth potential; and the insurance and mutual fund industries were deregulated.

The Second Capital Markets Reform was enacted in 2007 with the primary objectives of promoting access to funding, strengthening the stock exchange market, increasing the reliability of the capital markets and developing the venture capital industry. One of the key elements in the Second Capital Markets Reform was the introduction of various incentives to accomplish its primary objectives, which were crafted based on the Basel II standards.

The Third Capital Markets Reform of 2009 included measures to (i) improve the liquidity and depth of mutual funds, investment funds and exchange-traded funds (ETFs), (ii) increase access to the financial markets (for example, the reform permitted shelf registration for securitized bonds), and (iii) stimulate international financial integration. The Third Capital Markets Reform also extended the types of securities on which foreign investors are able to claim capital gains tax exemptions. This reform also sought to improve competition in the financial market through mechanisms designed to facilitate the ability of financial consumers to understand and compare credit products by establishing standardized “universal lending” agreements (contratos de crédito universal) on mortgages, credit cards and consumer loans.

The Bicentennial Capital Markets Agenda

In May 2010, the government announced a new capital markets reform entitled Bicentennial Capital Markets Agenda (Agenda del Mercado de Capitales Bicentenario), which the government expects to implement through various legislative initiatives and administrative reforms. The agenda seeks to further enhance the international integration of Chile’s financial market, create a regulatory framework that fosters innovation and entrepreneurship, continue the adoption of the best international practices on competition, supervision and transparency, increase the depth and liquidity of the financial system and widen access to it.

Several laws included in this agenda were passed, including those covering financial system competition, the tax treatment of derivatives, the administration of funds and wealth management, a new bankruptcy statute and the creation of a Financial Stability Council (Consejo de Estabilidad Financiera). Some bills remain under discussion in Congress, such as the bills on supervision of insurance companies, the reform to the credit reporting system and the transformation of the Superintendency for Securities and Insurance into a Commission.

Funds and Wealth Management Law

Law No. 20,712, the Funds and Wealth Management Law (Ley Única de Fondos), in force since May 2014, creates a single legal body for the management of third-party funds that unites, simplifies and improves upon previous legislation and incorporates regulation for the management of individual portfolios.

The new legal framework entails more flexibility in administrative and investment terms, enabling wealth management providers to offer a better service and a wider range of products, while seeking to protect investors. It also enhances the SVS’s regulatory and supervisory authority, including, for example, the power to examine individuals providing wealth management services to ensure they meet a minimum level of financial proficiency. The law also introduces amendments to the tax regime intended to avoid double taxation as well as the application of Chilean taxes (such as VAT) to transactions that are not connected with Chile.

Financial Stability Council

Ministry of Finance Decree No. 953 of 2011 created a Financial Stability Council. This council is chaired by the Minister of Finance and also comprises the chairperson of the SVS, the SBIF and the SP. The President of the Chilean Central Bank attends as a permanent advisor. The main purpose of the Financial Stability Council is to facilitate the exchange of information among its members, facilitate the oversight of the financial market as a whole, discuss the kind of information its members might require from companies under supervision and propose and coordinate regulatory improvements to promote financial stability. During periods of economic or financial distress, the Financial Stability Council is responsible for coordinating measures to mitigate the effects and propagation of these events. The Financial Stability Council must meet at least monthly, or more frequently if convened by the Ministry of Finance or any three of its members.

The Financial Stability Council has proved to be a valuable tool in promoting an integrated view and a common diagnosis regarding the sources of risk for the Chilean financial system. However, research accumulated since its creation by decree has also revealed the need to introduce some improvements to the Council’s procedures and the organic laws of the Superintendencies that form part of it. In this context, in October 2014, Congress approved a bill submitted by the Chilean Government to provide a legal framework to the Financial Stability Council, as well as to introduce other amendments aimed at improving the coordination and exchange of relevant information among public regulators in the financial sector. The goal of these reforms is to assess and manage systemic risks and strengthen the supervision of financial conglomerates by granting supervising ministries the right to request information on conglomerates.

Stock Exchanges

There are three stock exchanges operating in Chile:  the Santiago Stock Exchange (Bolsa de Comercio de Santiago), on average accounting for almost 93.1% of equity trading during 2014, while the Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile) and the Valparaíso Stock Exchange (Bolsa de Corredores de Valparaíso) together accounted for 6.9% of equity trading in Chile during the same period. Profits from trading shares of stock on these exchanges represent their main source of revenue. As of December 31, 2014, the Santiago Stock Exchange had 230 listed companies and total market capitalization of US$233 billion.

The table below summarizes recent value and performance indicators for the Santiago Stock Exchange:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization (in billions of US$)	Annual Trading Volume (in billions of US$)	IGPA(1)	IPSA(2)

2010	341.3	60.0	22,979.22	4,927.53
2011	269.2	52.3	20,129.80	4,177.53
2012	313.3	45.6	21,070.28	4,301.38
2013	266.0	45.8	18,227.05	3,699.19
2014	233.0	46.3	18,870.41	3,850.96

(1)         The General Stock Price Index (Indice General de Precios de Acciones, or IGPA) is an index weighted by market capitalization that measures the price variations of any stocks listed on the Santiago Stock Exchange with an annual trading volume of at least UF10,000 (US$405,462.8 as of December 31, 2014).

(2)         The Selective Stock Price Index (Indice de Precios Selectivo de Acciones, or IPSA) is an index tied to the stocks on the Santiago Stock Exchange with a market capitalization of at least US$200 million.

Source:  Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaíso Stock Exchanges:

Consolidated Trading Volume on the Santiago, Electronic and Valparaíso
Stock Exchanges (in billions of US$)

	2010	2011	2012	2013	2014

Equity	64.2	66.9	52.4	53.6	27.1
Fixed income securities	180.3	238.1	173.2	206.2	1.9
Commercial paper	397.2	469.8	509.0	563.5	361.8
Total	634.4	760.9	734.6	823.3	390.8

Number of listed companies:
Equities	227	229	225	227	230
Bonds and other debt issuers	162	160	166	161	164

Source:  SVS, based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies, mutual funds, investment funds and foreign capital investment funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

	Total Assets of Institutional Investors (in billions of US$)
As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total

2000	35.9	11.6	4.5	1.3	0.6	54.0
2001	35.4	11.8	4.8	1.3	0.6	53.9
2002	35.8	12.3	6.3	1.3	0.4	56.1
2003	49.2	16.7	8.3	1.9	0.7	76.8
2004	60.5	19.9	11.8	2.4	0.8	95.5
2005	74.5	23.9	13.6	2.8	0.8	115.6
2006	88.3	25.2	17.7	4.0	0.4	135.6
2007	111.3	30.8	24.5	6.7	0.3	173.5
2008	74.3	27.8	17.9	4.4	0.2	124.6
2009	118.1	35.8	34.3	6.4	0.4	195.0
2010	148.4	42.4	38.2	9.5	0.5	239.1
2011	135.0	36.8	33.3	8.7	0.3	218.8
2012	162.0	43.7	37.9	10.2	0.4	254.2
2013	163.0	43.0	39.4	9.2	0.3	254.9
2014	165.4	41.4	44.1	9.0	0.4	260.3

(1)              Includes international investment funds.

Source:  SVS, SP.

Pension Funds and the Chilean Pension System

Chile began a comprehensive reform of its social security system in the early 1980s through the adoption of the Private Pensions Funds Act that eliminated many of the problems associated with the former social security system. The Private Pensions Funds Act replaced the old social security system by a privately administered system of individual pension plans. Under the pension system previously in place, contributions from current workers had been used to fund the pension payments of current retirees, although there was a limited correlation between the amount contributed and the amount received by each worker upon retirement.

The current pension system is based on individualized accounts with fully funded and portable benefits. Since its inception, through March 31, 2015, it has averaged real annual returns on the assets under management of 8.86%. In addition, as of

December 31, 2014, the pension funds held aggregate financial assets equaling approximately US$165.4 billion.

The pension system creates individual savings accounts, where employees are mandated to save 10.0% of every month’s salary for retirement, which is deductible from their taxable income. In addition, employees are free to add additional voluntary savings into the system in what is known as the “Second Account.” These funds are managed by one of several private sector pension fund administrators (AFPs), who use long-term growth investment strategies. All AFPs are subject to regulatory review by the SP, the main regulator, and the Chilean Central Bank. In addition, AFPs that are listed on a stock exchange are regulated by the SVS.

New beneficiaries are assigned, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process. After that period, employees may choose which AFP will manage their funds and may switch if they are dissatisfied with the performance of their investments. In 1984, the last year in which workers could elect not to participate in the new system, approximately 19.0% of the individuals who participated in the old system, principally older workers near retirement, elected to stay in the old system. Over the years, more workers have continued to be incorporated into the AFP system and as of December 31, 2013, there were a total of 9.52 million employees in the system, although only 5.33 million of these employees contributed to their individual savings account. As of December 31, 2013, there were only 60,575 non-retired individuals contributing to the traditional social security system.

Workers who participated in the traditional social security system and shifted to the new system received from the government an interest-earning past-service pension reform bond, known as the “Bono de Reconocimiento,” reflecting an estimate of the value of their previous contributions into the old system. This bond is indexed to the CPI, has a 4.0% real annual interest rate and is held by the AFP for the benefit of the worker. It is held separately from the amounts held in an individual’s savings account. This pension reform bond becomes payable into the individual’s savings account at the time the individual first becomes eligible for retirement, or upon the individual’s death or disability. Since 2004, the government has classified these obligations as “payments of non-financial liabilities.”

The following table sets forth the government’s cost estimate of Chile’s traditional social security program as a percentage of GDP (including the separate pension systems of the armed forces and police department) for the years indicated:

Expenditures of the Social Security System
(as a % of GDP)

	Past-service pension reform bonds	Government expense for traditional pensions	Total

1999	0.78	4.35	5.13
2000	0.74	4.35	5.08
2001	0.69	4.32	5.01
2002	0.65	4.24	4.89
2003	0.59	4.07	4.66
2004	0.50	3.63	4.14
2005	0.43	3.36	3.79
2006	0.35	3.03	3.38
2007	0.32	2.98	3.29
2008	0.27	3.25	3.52
2009	0.26	3.60	3.86
2010	0.22	3.32	3.54
2011	0.18	3.21	3.40
2012	0.15	3.18	3.33
2013	0.12	3.08	3.20
2014	0.10	2.99	3.09

Source:  Chilean Budget Office.

Pension funds must meet a required minimum level of investment return, which is tied to the average performance of all funds in the pension system. In the event that the fund managed by an AFP fails to achieve this minimum return, the AFP is required to cover the difference. The Private Pensions Funds Act requires that each AFP maintain a capital reserve fund equal to one percent of the value of its pension funds. The purpose of this fund is to provide a reserve to be used in the event that the performance of an individual pension fund drops below a minimum level. If a deficit is not covered or if reserves are not replenished, the AFP will be liquidated by the SP and the government will guarantee the minimum level of investment return. The government will then transfer the accounts to another AFP. Historically, the required minimum return on fund investments has led to the various AFPs having similar pension fund portfolios.

The government also guarantees modest minimum old-age, life and disability pensions for individuals who have made contributions for a certain minimum number of years, regardless of the level of contributions actually made into the individual’s saving account at an AFP. In the case of bankruptcy of an AFP, the government guarantees certain limited liabilities of that pension fund. The government is liable for 100.0% of this obligation up to the amount of the legal minimum pension and for 75.0% of the pensions above the minimum and up to UF 45 per month (approximately US$1,825 as of December 31, 2014).

In 2002, a multi-fund plan for the AFPs was implemented. This system allows each affiliate to choose among five different funds (compared with two alternatives under the old model). Each of these funds has a different risk-return profile, determined by the percentage of its assets that can be invested in either variable or fixed income securities. Additionally, the multi-fund plan liberalizes certain investment limits applicable to pension funds.

Since 2002, tax incentives have been implemented to encourage voluntary savings in the pension system. These incentives allow workers to deduct from their taxable wage base certain voluntary contributions invested in mutual funds, investment funds and insurance plans authorized by the SVS, which are managed by different entities such as banks and life insurance companies, enlarging investment alternatives for affiliates.

Workers may withdraw some or all of their accumulated voluntary savings before retiring, in which case the net amount withdrawn is added to the income of the relevant tax cycle for the purpose of estimating income tax.

In 2008, an amendment to the Private Pension Funds Act was enacted to (i) increase competition in the AFP industry and decrease the system’s cost (mainly by assigning new beneficiaries, for up to 24 months, to the AFP that offers the lowest administrative fee in a competitive tender process — as of December 31, 2014, the lowest administration fee starts at 0.47%), (ii) assure greater pension fund profitability (by permitting AFP’s to invest in additional financial products in Chile and abroad), and (iii) foster voluntary saving (allowing employees to arrange supplementary savings agreements with their employers). This reform established, among other things, the following benefits:

•                  Basic Solidarity Pension:  Its main purpose is to benefit those beneficiaries who have not accumulated a sufficient amount of funds for their retirement. As of the implementation of the reform, beneficiaries are entitled to a Basic Solidarity Pension in the amount of Ps.60,000 (approximately US$99 as of December 31, 2014), which was increased to Ps.75,000 (approximately US$124 as of December 31, 2014) following the one year anniversary of its effectiveness. For those beneficiaries with previously saved funds in their accounts, the reform contemplates a Solidarity Pension Contribution, allowing them to increase their retirement pension. The Solidarity Pension has been gradually expanded, and since 2012, it benefits all contributors who earn less than Ps.255,000 (approximately US$420 as of December 31, 2014). In 2014, 583,197 beneficiaries were entitled to Basic Solidarity Pensions on average each month.

To effect these reforms, the amendment to the Private Pension Funds Act created the Social Security Institute, which is charged with the implementation of the basic solidarity pensions, which is fully in force, among others matters.

•                  Benefits to Women:  Women, who are among the poorest 60.0% of the population, receive a bond per new born child, equivalent to 1.8 times the minimum salary (Ps. 405,000, or approximately US$667 as of December 31, 2014), which bonds are deposited in their pension saving accounts one month following the beneficiary’s 65th birthday.

•                  Benefits to Young Workers:  Workers aged 18 to 35 with an income lower than 1.5 times the minimum salary (Ps. 337,500, or approximately US$556, as of December 31, 2014) receive a subsidy, equivalent to 10.0% of the minimum salary (approximately US$37 as of December 31, 2014), for their first 24 contributions. Half of this subsidy is capitalized in their individual pension accounts and the remainder is provided as an employment subsidy.

•                  Benefits to Independent Workers:  Persons working independently have access to the Solidarity Pension System and other benefits contained in the reform under the same conditions as those people employed pursuant to a labor contract, with similar duties and prerogatives. After a gradual phase-in beginning in January 2012, participation by independent workers became mandatory on January 1, 2015.

In addition, the 2008 reform has (i) increased the competition in the AFP industry and decreased the costs of the system (mainly by mandating that new beneficiaries would be assigned, for up to 24 months, to the AFP that offers for the lowest commission in a competitive tender process), (ii) assured greater pension fund profitability (extending the limits of AFP investment in Chile and abroad), and (iii) fostered voluntary saving (allowing employees to arrange supplementary savings agreements with their employers, in order to save larger amounts).

President Bachelet created the Presidential Advisory Commission on the Pension System in April 2014 through Decree No. 718. This commission is composed of 25 members, Chilean and foreign, and is mandated to prepare a report regarding the benefits, limitations, deficiencies and challenges of the current pension system in Chile with proposals on improvements to solve the system’s main deficiencies. For this purpose, the commission holds meetings with civil, labor and business representatives, as well as with pension fund representatives, insurance company representatives and national and international experts. It also conducts seminars, where international experts are convened to discuss comparative trends among international pension systems. The commission is expected to issue a report by August 2015.

Pension funds are the largest institutional investors in the Chilean market. The volume of resources flowing into pension funds has grown steadily over time. In 1981 (the first year the system operated), pension funds’ assets totaled US$305 million, while as of December 31, 2013, these assets totaled US$163.0 billion.

Insurance Companies and the Chilean Insurance System

The Insurance Companies Act of 1979 introduced a framework for the regulation of insurance companies. The basic principles included market determination of rates and commissions, equal access to foreign insurance companies, rules for commencing reserve funds and minimum capital and solvency criteria. Chilean law prescribes that life insurance companies can have liabilities equal to a maximum amount of 15 times their capital and reserves, while non-life insurance companies are limited to five times the amount of their capital and reserves.

Under the Insurance Companies Act, any person or entity offering insurance, either directly or indirectly, is first required to obtain authorization from the SVS. Neither individuals nor legal entities may enter into insurance contracts in Chile with an insurer not licensed to operate in Chile.

As of December 31, 2014, there were 29 insurance companies operating in non-life insurance and 32 companies in the life insurance sector.

The Chilean insurance market is open to foreign investors, who are required to establish a Chilean corporation and operate it with a minimum equity capital of UF 90,000 (approximately US$3.6 million as of December 31, 2014).

Insurance companies are Chile’s second largest institutional investors, based on total volume of assets. As of December 31, 2014, the combined value of the portfolios of insurance companies stood at US$43.0 billion.

In December 2013, a new insurance law, Law No. 20,667, was enacted amending all regulations referring to the insurance sector. The new regulation introduced the following main changes:  the removal of many formalities regarding insurance agreements, the incorporation of a “risk statement” to be issued by the insurer regarding the risk insured, and criminal regulation about fraud in insurance matters, among other changes.

Mutual and Investment Funds

Mutual Funds

Mutual funds were created in Chile in the 1960s. Their legal framework was comprehensively reformed in 1976. The Chilean mutual fund system faced serious difficulties during the financial crisis of 1983. However, since the early 1990s, mutual funds have had a sustained development increasing the investment alternatives in the market.

In 2001, legal initiatives intended to deregulate the mutual fund industry were introduced, providing the funds with more flexibility in their investment policy, and at the same time imposing higher standards for transparency and disclosure. Also in 2001, General Funds Managers (Administradoras Generales de Fondos) were introduced, allowing mutual funds, investment funds and housing funds to be organized under a unique managing structure, permitting them to take advantage of economies of scale in the administration of funds.

Currently, there are eight types of mutual funds, categorized by the types and maturities of securities they are permitted to invest. By the end of 2014, 516 mutual funds were chartered in Chile, with collective portfolios totaling approximately US$44.1 billion.

Investment Funds

Investment funds have been regulated since the early 1990s by Law No. 18,815, which established the funds’ legal structure. By December 31, 2014, a total of 116 investment funds, excluding private investment funds, which are not subject to registration, were operating in Chile. As of December 31, 2014, total assets of these funds equaled US$9.3 billion, distributed principally among real estate investment funds, venture capital investment funds, securities investment funds and international investment funds.

Like mutual funds, the General Funds Manager structure approved as part of the capital markets reform positively affected investment funds.

PUBLIC SECTOR FINANCES

General

The government believes that long term economic policies have played an important role in maintaining macroeconomic stability without sacrificing the government’s commitment to reduce poverty and create equal economic opportunities for low-income families.

The main features of Chile’s fiscal policy are the following:

•                  a countercyclical policy based on a Structural Balance Policy Rule;

•                  using debt to finance government policies and to support the domestic market; and

•                  a commitment to social welfare.

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

Chile’s public sector accounts reflect the revenues and expenditures of the central government. Public sector debt is comprised of all debt incurred by the central government. Separate accounts are kept for municipalities; non-financial public sector institutions, including state-owned enterprises; and Banco Estado. Only capital gains from privatizations, if any, are recorded as capital revenues and presented in Chile’s public sector accounts.

Public sector accounts do not include the Chilean Central Bank’s accounts. The Chilean Central Bank runs deficits or surpluses principally due to currency mismatching. In 2014, the Chilean Central Bank recorded a gain of US$0.5 billion, compared with a gain of US$1.3 billion in 2013, mainly due to exchange rate fluctuations. The Chilean Central Bank’s equity (patrimonio neto) was US$(5.8) billion as of December 31, 2014, compared to US$(7.3) billion as of December 31, 2013.

The system of local governments currently consists of 345 municipalities. Each municipality is a separate entity responsible for managing its own assets and budget but lacks authority to levy or collect taxes or incur financial indebtedness. Municipal budgets are funded by municipal fees and taxes collected on behalf of municipalities by the central government

Fiscal Policy Framework — Structural Balance Policy Rule

The purpose of the current fiscal policy is to contribute to macroeconomic stability and efficiently and effectively manage public assets, create and improve opportunities and ensure social protection. In order to fulfill these goals, this policy has focused on the efficient use of public resources and the transparency in their management.

Since 2001, Chilean fiscal policy has been guided by the Structural Balance Policy Rule, which requires government spending to be based on long-term revenues (known as structural fiscal revenues). Structural fiscal revenues are determined by reference to projected economic activity based on capital and labor conditions and the price of copper, estimated in advance by independent economic experts. By linking public spending to trends in structural fiscal revenues rather than cyclical fluctuations in economic activity, copper prices and other similar factors, this helps mitigate adjustments in public spending in face of adverse economic effects or when the government receives substantial transitory revenues.

In September 2006, Law No. 20,128, or the Fiscal Responsibility Law (Ley Sobre Responsabilidad Fiscal) made the Structural Balance Policy Rule mandatory for the government. See “Public Sector Finances—Fiscal Responsibility Law.”

Overall, the Structural Balance Policy Rule has effectively helped to:

•                  reduce the sovereign risk (the baseline risk for the private sector);

•                  make long-term spending sustainable, decreasing the vulnerability of fiscal spending to abrupt changes in external conditions;

•                  provide a source of internal savings in periods of strong growth, limiting the need for foreign capital;

•                  remove the traditionally cyclical effect of government spending, reducing the extent to which the Chilean Central Bank needs to raise interest rates to avoid over-heating; and

•                  add predictability and credibility to government policies, eliminating the potential interpretation of spending increases in recessions as populist responses to the cycle.

The structural balance goal was set as a surplus of 1.0% of GDP in 2001, which was reduced to 0.5% of GDP by 2008, and further reduced to a structural fiscal balance (0.0%) in 2009. In 2010, the calculation methodology for the Structural Balance Policy Rule was adjusted, revealing a structural deficit of 3.1% of GDP and 2.1% of GDP for 2009 and 2010, respectively, using 2003 prices as a base for GDP. See “—New Methodology for Structural Balance Policy Rule.” Structural deficits measured in accordance with the new methodology represented 1.0% of GDP in 2011, 0.4% of GDP in 2012 and 0.5% of GDP in 2013, using 2008 prices as a base for GDP. The government’s current estimate for 2014 is that the structural fiscal deficit will represent 0.5% of GDP. The government targets a structural deficit of 1.1% of GDP for 2015. Decree No. 892, issued in July 2014, established that the current goal is to achieve a structural fiscal balance (0.0% of GDP) by 2018.

New Methodology for Structural Balance Policy Rule

In 2010, the government appointed a special committee to assess the calculation methodology of the Structural Balance Policy Rule and make recommendations for adjustment, if appropriate. The special committee’s recommendations were adopted by the Ministry of Finance and served as a basis for the 2011 budget. The main adjustments introduced by the new methodology consisted of excluding temporary tax adjustments from structural income, and excluding the cyclical adjustments to interest on financial assets of the public treasury applied under the initial methodology. In addition, the elasticity of social security contributions for health care was recalculated. In 2009 and 2010, the change in methodology resulted in structural deficits of 3.1% and 2.1% of GDP, respectively, using 2003 prices.

The table below sets forth the structural balance rules in the years indicated under the old and new methodologies:

Comparison of Structural Balance Methodology

(% of total GDP) (1)

	2006	2007	2008	2009	2010
Effective balance	7.7	8.2	4.3	(4.5)	(0.4)
Structural balance (initial methodology) (2)	1.1	0.5	0.0	(1.2)	N.A.
Structural balance (new methodology)(3)	1.4	1.1	(0.8)	(3.0)	(2.0)

(1)               Calculated using 2003 prices as a base for GDP.

(2)               Calculated using the 2009 structural balance calculation method.

(3)               Calculated using the structural balance calculation methodology adopted in September 2010. Certain data differs slightly with respect to published information due to recent updating of GDP data by the Chilean Central Bank.

Source:  Chilean Budget Office. Special Committee Report.

The final report of the special committee was delivered during the first half of 2011 and its suggestions were implemented in the 2012 budget.

In July 2011, the Minister of Finance, acting on a suggestion of the special committee, created a Fiscal Advisory Board to craft a second generation of structural rules. This group comprises five independent experts with experience in fiscal and budgeting topics. The Fiscal Advisory Board’s main goal is to provide expert advice for the calculation of the structural variables of the Chilean economy, additional market confidence and increased transparency on the Structural Balance Policy Rule.

Fiscal Responsibility Law

The Fiscal Responsibility Law provides the institutional framework for the Structural Balance Policy Rule that, prior to the enactment of this legislation, depended exclusively on administrative decisions and the relevant authority’s discretion. The statute draws on recommendations made by organizations such as the IMF, the IADB, the World Bank and the OECD with respect to best international practices on fiscal responsibility and transparency. The most important aspects of the Fiscal Responsibility Law related to the Structural Balance Policy Rule are described below.

Establishment of Principles of Fiscal Policy

Under the Fiscal Responsibility Law, each president must establish the principles of the administration’s fiscal policy within 90 days of taking office and expressly declare the implications this will have for the structural fiscal balance. Ministry of Finance Decree No. 637 of 2010 set out the principles of President Piñera’s fiscal policy, including the goal to achieve equilibrium in the structural balance by the end of his presidential term in March 2014. The decree committed the government to follow the Structural Fiscal Balance Rule despite the higher than expected expenses arising from the earthquake and tsunami reconstruction plan and the 2009 global economic slowdown. However, in 2011 Decree No. 1,357 replaced and amended the target set by 2010 Ministry of Finance Decree No. 637, establishing that the goal was to achieve the equivalent of a structural deficit of 1.0% of GDP (instead of a structural balance) by 2014.

President Bachelet set the fiscal policy target in Decree No. 892 of July 2014, which established that the goal for the current administration is to achieve a structural balance (0.0% of GDP) by 2018. See “—Public Sector Accounts and Financial Statistics—Fiscal Policy Framework—Structural Balance Policy Rule.”

Annual Calculation of Structural Balance

The Fiscal Responsibility Law also requires the government to report the structural situation of public finances, reflecting the sustainability of the fiscal policy to be implemented and the macroeconomic and financial implications of the government’s budgetary policy. The calculation of the public sector structural balance for the relevant fiscal year is a mandatory component of the budgeting process.

Contingent Liabilities

The government must disclose information regarding undertakings it has entered by way of financial guarantees. The Chilean Budget Office must report annually the total amount and nature of the liabilities for which state guarantees have been provided.

Pension Reserve Fund

The Fiscal Responsibility Law created a Pension Reserve Fund (Fondo de Reserva de Pensiones, or FRP) to cover future increases in expenditures for state-financed minimum pensions and old-age benefits. The FRP seeks to spread over time the financial burden that these liabilities will involve for the government and, at the same time, to clarify and explicitly incorporate this liability into the budgeting process and consider this factor in establishing the structural balance target.

The Fiscal Responsibility Law established an FRP contribution equivalent to the previous year’s effective fiscal surplus, with an upper limit of 0.5% of GDP and a guaranteed minimum of 0.2% of GDP. Over the first ten years of its life, no funds can be drawn. Thereafter the FRP can be up to a third of the annual increase in total expenditures for guaranteed pensions and old-age benefits. It is expected that the FRP will be exhausted in 2021, so long as withdrawals from the FRP in any calendar year do not exceed 5.0% of the expenditures for minimum pensions and old-age benefits envisaged in the budget for that year.

The FRP was created in December 2006, with an initial contribution of US$605 million.

The table below sets forth the contributions to and withdrawals from the FRP during the periods indicated, as well as the assets of the FRP at the end of each period:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2014 (in millions of US$)

2006	604.5	0.0	604.5
2007	736.4	0.0	1,466.4
2008	909.1	0.0	2,506.8
2009	836.7	0.0	3,420.8
2010	337.3	0.0	3,836.7
2011	443.3	0.0	4,405.6
2012	1,197.4	0.0	5,883.3
2013	1,376.8	0.0	7,335.1
2014	498.9	0.0	7,943.7

Economic and Social Stabilization Fund

The law authorized the government to set up the Economic and Social Stabilization Fund (FEES) to absorb the existing Copper Income Stabilization Funds, establishing norms for the operation and management of this fund, contributions to this fund and other matters. The FEES is designed mainly to serve as a complement to the structural fiscal balance and to provide the government with a stable financial horizon by ensuring that a portion of any fiscal surplus is saved to be used to finance the government when there is a structural deficit. In this way, the fund is intended to insulate social spending from sharp changes in the economic cycle and in prices of copper and molybdenum, while harnessing public saving to strengthen the Chilean economy’s competitiveness.

The FEES was formed in March 2007, with an initial contribution of US$2.58 billion, (including US$2.56 billion that had previously been included in the Copper Income Stabilization Funds). During 2009, US$9.3 billion were withdrawn to finance various expenditures contemplated in the 2009 budget. See “The Economy—Global Financial Crisis—Economic Performance and Policies of 2008 and 2009.”

The table below sets forth the contributions to and withdrawals from the FEES during the periods indicated, as well as the assets of the FEES at the end of each period:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at December 31, 2014 (in millions of US$)

2007	13,100.0	0.0	14,032.6
2008	5,000.0	0.0	20,210.7
2009	0.0	9,277.7	11,284.8
2010	1,362.3	150.0	12,720.1
2011	0.0	0.0	13,156.6
2012	1,700.0	0.0	14,997.5
2013	603.4	0.0	15,419.1
2014	0.0	498.9	14,688.8

Capitalization of the Chilean Central Bank

Under the Fiscal Responsibility Law, the government was authorized to capitalize the Chilean Central Bank until 2010, but only to the extent of the balance of the fiscal surplus that remained after the government had made its contribution to the FRP. In other words, the FRP has priority over other possible uses of the previous year’s fiscal surplus. Any portion of the fiscal surplus not used to capitalize the FRP or the Central Bank can be contributed to the FEES. Amounts equivalent to 0.5% of the annual GDP were contributed to the Chilean Central Bank in 2006, 2007 and 2008. Due to the fiscal deficit, no contribution was made in 2009 or 2010. Since the expiration of the authorization included in the Fiscal Responsibility Law, the government has not submitted any further bill to capitalize the Chilean Central Bank.

Investment Portfolio

The Fiscal Responsibility Law regulates how the Ministry of Finance invests the assets held in these new funds and other fiscal assets. Consistent with the rules adopted for the FRP, the Fiscal Responsibility Law establishes that portfolio managers may be hired for the FEES or, if the Ministry of Finance so decides, investments may be made directly by the Chilean Treasury Service.

In addition, the Ministry of Finance is also empowered to entrust management of part or all of these resources to the Chilean Central Bank, acting directly or, following a tender, through third parties. If the Ministry of Finance relies on third parties for portfolio management or for certain of the transactions associated with the administration of financial assets, it must periodically commission independent audits of the condition of the funds and their management by these third parties. In addition, the law requires the Ministry of Finance to publish quarterly reports as to the condition of these funds.

Similarly, the Fiscal Responsibility Law created a financial committee to advise the Ministry of Finance on decisions regarding the investment of fiscal resources and the instructions it issues. The committee was established in 2007 with six experienced professionals in the fields of economics and finances as its members.

Management of Public Sector Assets and Liabilities

The Fiscal Responsibility Law contains rules designed to improve the management of the public sector’s assets and liabilities. Among these, the law regulates operations that commit the government to future payments, affecting institutional financial responsibilities and those of the state as a whole, and it also empowers the Ministry of National Property to charge for the use of properties it manages in order to reflect the real institutional cost of their use and promote efficiency in the use of state properties. The law also includes rules for the approval of information and evaluation systems that refer to investment projects.

Unemployment Contingency Program

The Anti-Unemployment Contingency Program (Programa de Contingencia contra el Desempleo) is intended to provide the government with adequate tools to address future high unemployment rates at a national, regional or local level. In practice, the program can be activated whenever the conditions established by the law are met — that is, when the national three-month rolling average unemployment rate, measured by the INE, exceeds its average for the previous five months, or when it reaches 10.0% or more. In addition, the program can be activated when these conditions are not met but unemployment has nevertheless reached at least 10.0% in one or more Regions or specific provinces. In those cases, its resources can be used in the Region or province with the highest unemployment rates, or when unemployment reaches at least 10.0% in a specific locality even though the rate for the corresponding Region or province is less than 10.0%. The program became operational in June 2009 and the facilities available (direct employment as well as public investment initiatives that generate indirect employment opportunities, as well as unemployment benefits) were used in each of 2009, 2010, 2011, 2012, 2013 and 2014.

Since the last quarter of 2012, official reports classify unemployment programs as follows, based on the objective pursued:  (i) employment program for economic downturns, (ii) support for small business programs, (iii) work training and employment program, and (iv) public works programs.

Oil Prices Stabilization Funds

In 1991, the government created the first Oil Prices Stabilization Fund (Fondo de Estabilización de Precios del Petróleo, or OPSF) as a mechanism to mitigate the impact of fluctuations of international prices on domestic consumers of oil and related products. OPSF is triggered whenever the parity price (provided by the average international price from the two previous weeks) falls outside the reference band (with upper and lower limits of 12.5% over or below the reference price, respectively). Thus, when oil prices are above or below the reference band, the OPSF collects taxes or provides subsidies, to stabilize the mid-term trend in such prices. Since 2010, the OPSF has been limited to kerosene.

The government created a new two-phase tax system instead of a fund system in June 2010. The new system became effective in February 2011. The first phase of the system was initially called Sistema de Protección al Contribuyente del Impuesto Específico a los Combustibles (SIPCO), but was later modified in June 2014 and renamed Mecanismo de Estabilización de Precios de los Combustibles (MEPCO). This phase decreases taxes when international oil prices rise and increases taxes when such prices decline, such that the Chilean Treasury assumes the effects of stabilization on its tax revenue. The price band was set at 5.0% in 2014 and reference prices are set in pesos. In the second phase (Seguro de Protección al Contribuyente del Impuesto Específico a los Combustibles, or SEPCO), at the government’s discretion, the Ministry of Finance, on behalf of the Republic of Chile, is authorized to enter into derivatives to hedge oil price increases. The cost and indemnities paid under the derivatives are transferred to the specific indemnities paid under the derivatives are transferred to the specific tax applied to oil products which decreases when international oil prices exceed the reference band and increases when prices decline below the reference band, thereby transferring the benefits of this stabilization mechanism to consumers. Legislation approved in May 2012 improved SEPCO to avoid extreme shifts in consumer oil prices.

Budget Law and Political Initiatives

Congress cannot propose legislation on taxation, social security benefits, central government spending, employment programs or public financial management. Only the executive branch can propose bills on these matters, subject to approval or disapproval by Congress.

The responsibility for the preparation of the central government budget lies with the Ministry of Finance, which establishes overall targets and then works with the various ministries regarding specific allocations. Based on this work, the President submits a budget bill to Congress no later than three months prior to its effective date (generally, each September 30). Congress reviews the proposed budget, but is only permitted to reduce expenditures; it may not change revenue estimates, increase expenditure items, reallocate funds or change financial management regulations. Congressional approval is normally obtained by the end of November. If the budget bill is not passed by Congress within 60 days of its submission by the president, it is deemed approved and becomes law. The government may submit to Congress supplementary budget bills in order to amend the budget law.

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(In billions of US$ and % of total GDP)

	2009		2010		2011		2012		2013		2014
	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)	(US$)	(%)
Current Revenues and Expenditures
Revenues	32.7	19.0	46.8	21.5	57.0	22.7	59.0	22.2	58.3	21.0	53.4	20.7
Net taxes(1)	23.8	13.8	34.4	15.8	43.7	17.4	46.8	17.6	46.4	16.7	43.0	16.6
Copper revenues (2)	2.8	1.7	6.0	2.7	5.7	2.3	4.0	1.5	2.9	1.0	2.4	0.9
Social Security contributions	2.5	1.4	2.9	1.3	3.4	1.3	3.7	1.4	4.0	1.4	3.7	1.4
Donations	0.1	0.1	0.1	0.	0.2	0.1	0.2	0.1	0.1	0.1	0.1	0.0
Real property incomes	1.2	0.7	0.9	0.4	1.1	0.5	1.2	0.5	1.4	0.5	1.2	0.5
Operational revenues(3)	1.0	0.6	1.1	0.5	1.2	0.5	1.4	0.5	1.4	0.5	1.3	0.5
Other revenues	1.3	0.8	1.3	0.6	1.7	0.7	1.8	0.7	2.2	0.8	1.7	0.7
Expenditures	32.7	19.0	39.3	18.0	43.5	17.3	47.0	17.7	49.9	18.0	47.8	18.5
Wages and salaries	7.5	4.4	9.1	4.2	10.2	4.1	11.1	4.2	11.9	4.3	11.4	4.4
Goods and services	4.0	2.3	4.7	2.1	5.4	2.2	5.4	2.0	5.6	2.0	5.6	2.2
Interest on public debt	0.8	0.5	1.1	0.5	1.4	0.6	1.6	0.6	1.6	0.6	1.6	0.6
Transfer payments	12.1	7.0	14.6	6.7	15.7	6.3	17.7	6.7	19.4	7.0	18.8	7.3
Transfers to social security	8.2	4.8	9.7	4.5	10.7	4.2	11.1	4.2	11.3	4.1	10.3	4.0
Others	0.0	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.1	0.0

Capital Revenues and Expenditures
Revenues
Asset sales	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.1	0.0	0.1	0.0
Expenditures
Investment	4.4	2.6	4.6	2.1	5.4	2.1	5.5	2.1	5.5	2.0	5.2	2.0
Capital transfers	3.2	1.9	4.0	1.8	4.9	1.9	5.1	1.9	4.7	1.7	4.7	1.8

Central government balance	(7.5)	(4.4)	(1.0)	(0.5)	3.2	1.3	1.5	0.6	(1.7)	(0.6)	(4.2)	(1.6)
Structural balance(4)	(5.3)	(3.1)	(4.6)	(2.1)	(2.5)	(1.0)	(0.8)	(0.3)	(1.4)	(0.5)	(1.3)	(0.5)
Non-financial public institutions balance	2.8	1.6	4.6	2.1	6.2	2.5	4.5	1.7	2.5	0.9	N.A.	N.A.
Consolidated non-financial public sector surplus (deficit)	(4.7)	(2.7)	3.7	1.7	9.3	3.7	6.0	2.3	0.8	0.3	N.A.	N.A.

(1)              Taxes collected net of refunds.

(2)              Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extrabudgetary expense in accordance with IMF accounting guidelines.

(3)              Includes capital gains for the sale of companies in which the central government held a stake, such as Edelnor (renamed E-CL), which was sold by Codelco in 2010.

(4)              Reflects the amount that revenues and fiscal spending would have reached if GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it excludes the effects of cyclical economic activity fluctuations and the price of copper.

Source:  Chilean Budget Office

Public sector revenues increased slightly to Ps.28,835 billion (equivalent to US$58.3 billion) in 2013 from Ps.28,736 billion (equivalent to US$59.0 billion) in 2012. An increase in revenues from net taxes in 2013 was partially set off by a decrease in copper revenues. Net taxes stood at Ps.22,953 billion (equivalent to US$46.4 billion) for 2013 compared to Ps.22,770 billion (equivalent to US$46.8 billion) for 2012, which represented an increase of 0.8% (measured in pesos) as compared to 2012.  Copper revenues decreased to Ps.1,413 billion (equivalent to US$2.9 billion) from Ps.1,999 billion (equivalent to US$4.1 billion), which represented a decrease of 29.3% as compared to 2012. This decline is attributable a decrease in the annual average of price for copper, which was US$3.3 per pound in 2013 as compared to US$3.6 per pound in 2012.

Public sector revenues increased to Ps.30,411 billion (equivalent to US$53.4 billion) in 2014 from Ps.28,835 billion (equivalent to US$58.3 billion) in 2013. An increase in revenues from net taxes that was set off in part by a decrease in copper revenues. Net taxes increased to Ps.24,485 billion (equivalent to US$43 billion) for 2014 compared to Ps.22,953 billion (equivalent to US$46.4 billion) for 2013, which represented an increase of 7% (measured in pesos) as compared to 2013. Copper revenues decreased by 4% to Ps.1,354 billion (equivalent to US$2.4 billion) from Ps.1,413 billion (equivalent to US$2.9 billion) in 2013. This decline is attributable a decrease in the annual average of price for copper, which was US$3.1 per pound in 2014 as compared to US$3.3 per pound in 2013.

As a result, for 2014 the central government recorded a fiscal deficit equivalent to US$4.2 billion, or 1.6% of GDP, and a structural fiscal deficit of US$1.3 billion, or 0.5% of GDP, for 2014.

2015 Budget Bill

On December 6, 2014, the 2015 budget law (Law No. 20,798) for the government and public sector agencies was published in the Official Gazette. Total budgeted expenditures (approximately US$62.2 billion), including transfers, goods and services, represented a 9.8% increase from the 2014 approved budget. Budgeted expenditures for 2015 reflects an increase of 6.4% in current expenditures and 26.9% in capital spending compared to budgeted expenditures for 2014. As compared to 2014, budgeted expenditures for 2015 include a 6.0% increase in transfers expenditure, which include subsidies, donations and social security in furtherance of the social safety net provided by the government.

The following table sets forth central government budgeted and actual expenditures for 2014 and budgeted expenditures for 2015:

Central Government(1)
(in billions of pesos, except percentages)

	Budget Law 2014	Actual Expenditures 2014	Budget Law 2015	Percentage Growth(2)	Percentage Growth(3)

Current Expenditures	27,645	28,035	29,412	6.4	4.9
Capital Expenditures	5,499	5,805	6,979	26.9	20.2
Total Expenditures	33,143	33,840	36,391	9.8	7.5
of which Transfers, Goods and Services Expenditures	20,653	20,353	21,884	6.0	7.5

(1)    Calculated using constant pesos of 2015.

(2)    Budget Law 2015 compared with revised budget law expenditures of 2014.

(3)    Budget Law 2015 compared with actual expenditures of 2014.

Source:  Chilean Budget Office.

Pursuant to the Structural Balance Policy Rule, budgeted expenditures must be tied to long-term revenues that qualify as structural fiscal revenues. See “—Fiscal Policy Framework—Structural Balance Policy Rule.” Structural fiscal revenues are determined by reference to projected economic activity, which is based on capital and labor conditions and an estimated copper price determined by independent economic experts. Expected government revenues are projected by the Chilean Budget Office and included in the government’s annual budget presented to Congress. See “—Budget Law and Political Initiative.”

The following table sets forth the assumptions used to calculate the structural fiscal revenues for the purpose of preparing the 2015 budget, submitted to Congress in September 2014:

2015 Budget Assumptions for Structural Balance

2015 Budget Assumptions
Trend Real GDP growth (Average % change for the next 5 years)	4.3
Long-term Copper price (US$ cents per pound) (2015-2024)	307.0
Long-term Molybdenum price (US$ per pound) (2015-2024)	16.1

The following table sets forth the macroeconomic assumptions underlying the budget submitted to Congress in September 2014:

2015 Budget Assumptions for Effective Balance

2015 Budget Assumptions
Real GDP growth (% change compared to 2014)	3.6
Real domestic demand growth (% change compared to 2014)	3.9
CPI (% change December 2015 compared to December 2014)	2.8
Annual average nominal exchange rate (Ps./US$)	585.0
Annual average Copper price (US$ cents per pound)	312.0
Annual average Molybdenum price (US$ per pound)	13.0

Source:  Chilean Budget Office.

Based on the macroeconomic assumptions, revenues of the central government for 2015 are estimated at US$57.0 billion, representing an increase of 5.0% compared to the revenues set forth in the 2014 budget law. This increase reflects greater expected tax revenue from private mining companies and others (non-mining) estimated to be 35.0% and 6.2% higher than in 2014, respectively, which are partially offset by the expected decrease in revenues originating from Codelco (transfers and taxes), estimated to be 29.6% lower than in 2014.

As a result, the government has budgeted a fiscal deficit of US$5.2 billion, or 1.9% of GDP, for 2015. The 2015 budget contemplates a structural fiscal deficit of 1.1% of GDP.

Government Revenue

Taxation

Government expenditures are financed principally through the collection of value-added taxes, excise taxes, income taxes, tariffs and other minor taxes, as well as operational revenues, social security revenues and transfers from state-owned companies. Tax revenues in any given year are dependent on developments affecting the economy taken as a whole, as well as variations affecting each sector of the Chilean economy. In 2014, tax revenues represented 16.6% of GDP, compared to 16.7% of GDP in 2013.

Chile’s tax structure includes indirect and direct taxes.

Indirect taxes represent the largest source of tax revenue and include value-added tax (VAT), specific consumption taxes and customs duties.

VAT is levied at a single rate of 19.0% on the sales of goods and services, as well as on imports. There are limited exemptions, principally in the area of exports of goods and services and the performance of professional and independent personal services. VAT charged on goods sold and services rendered represents for the taxpayer a fiscal debit that must be declared and paid on a monthly basis, after deducting the fiscal credit represented by VAT borne on purchases, imports or services received for the same tax period or the accumulated unused balance from prior periods.

Specific consumption taxes include taxes on fuel, tobacco and beverages sales. In 2010, the government raised the tobacco tax to approximately Ps.2.60 per cigarette, or 62.3% of the sale price per package, to help finance earthquake reconstruction efforts. In the 2014 tax reform, corrective taxes were raised, in the case of tobacco, or introduced, in the case of certain beverages. These changes are reflected in the tables below:

Corrective Taxes Rates per the 2014 Tax Reform

Beverages

(%)

2014 Specific Tax Rate
Non-alcoholic beverages	10.0
Non-alcoholic beverages containing added sugar	18.0
Alcoholic beverages, wine and beer	20.5
Other alcoholic beverages, including distilled liquor	31.0

Tobacco

(%)

	2013	2014
Ad valorem tax rate	60.50	30.0
Per unit (UTM)(1)	0.000128803	0.0010304240

(1) Unidad Tributaria Mensual (monthly inflation-linked unit). As of December 31, 2014, the UTM equaled Ps.43,198.

Ad Valorem Tax Rate

Customs duties consist of an ad valorem tax on imports. The rate is 6.0%, although the effective import tariff was 0.9% in 2014 because of the volume of imports that benefit from free trade agreements to which Chile is a party.

Direct taxes include the corporate income tax and personal income tax. Under the 2014 tax reform, corporate income is annually taxed at a rate of 25.0% or 27.0%, depending on the regime companies adopt. This reform was designed to avoid tax evasion by either taking into account accrued earnings for purposes of calculating and applying final taxes even in the absence of effective distributions, or assessing a higher tax rate if taxpayers elect to be taxed only upon effective distributions. Under the attribution regime, which levies a 25.0% tax rate on company income for each tax year, income taxes are immediately allocated to the company’s shareholders (“Regime A”). Under the partially integrated regime, tax is levied at a 27.0% rate on a company’s annual income (“Regime B”). A shareholder of a company operating under Regime B may claim a personal income tax credit of up to 65.0% of the taxes paid by the company attributable to that shareholder, unless the shareholder is resident in a country with which Chile has entered into a tax treaty, in which case the shareholder may claim a tax credit of up to 100.0% of the taxes paid by the company attributable to that shareholder.

The increase of the corporate tax will be phased in from 2014 to 2018:

Attribution Regime

(%)

	2014	2015	2016	2017	2018
Corporate income tax	21	22.5	24	25	25

Partially Integrated Regime

(%)

	2014	2015	2016	2017	2018
Corporate income tax	21	22.5	24	25.5	27

Chilean residents (individuals) are subject to a personal progressive tax on gross income at a maximum rate of 40.0%. Wages and salaries are also subject to a progressive tax with a top marginal rate of 40%. The top marginal rate on income tax was reduced to 29% beginning January 1, 2015. Non-domiciled and non-resident individuals and entities are subject to the so-called additional tax, a withholding tax that applies to Chilean income and to certain specific payments defined in the law. This tax is assessed at a general rate of 35.0%. However, certain payments are subject to lower rates or are exempt from withholding taxation. The local taxpayer who pays these amounts is usually liable for withholding and paying the tax to the Chilean Treasury in order to ensure tax collection.

Generally, interest income paid to individuals or legal entities not domiciled in Chile is subject to withholding tax at a rate of 35.0%. There is, however, a reduced rate of 4.0% applicable to interest paid to foreign banks and financial institutions, among others. The 2014 tax reform raised the maximum stamp tax rate from 0.4% to 0.8%, effective January 1, 2016.

The following table sets forth the composition of the central government’s tax revenues for the periods indicated:

	2009	2010	2011	2012	2013	2014

Value-added tax	52.8	47.8	45.2	45.9	48.7	49.6
Income tax	34.0	40.2	42.6	41.8	39.5	37.9
Other taxes on goods and services	9.3	8.9	8.3	8.3	8.7	10.2
Foreign trade tax(1)	1.2	1.5	1.4	1.4	1.3	1.4
Other taxes	2.7	1.6	2.5	2.7	1.8	1.0
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)        Customs duties.

Source:  Chilean Budget Office.

Recent Tax Reforms

In 2012, the government submitted to Congress a series of revisions to the tax regime designed to increase the government’s tax revenue with the intention that those additional revenues would be directed to the enhancement of education programs at all levels while permitting the government to achieve a structural deficit of 1.0% of GDP by 2014. In April 2012, the government announced a tax reform package, which was amended and subsequently approved by Congress in September 2012. The tax reform package made a number of changes, including:

•                  an increase to corporate income tax rates from 17.0% to 20.0%;

•                  a reduction of individual income tax rates for individuals having a monthly income between Ps.535,000 (approximately US$880.80 as of December 31, 2014) and Ps.2,779,999 (approximately US$4,577.00 as of December 31, 2014); and

•                  a decrease of the stamp tax applied to credit transactions and an annual tax credit of up to Ps.100,000 (approximately US$164.60 as of December 31, 2014) on education expenses per child for families with a monthly income of up to UF 66 (approximately US$2,676.10 as of December 31, 2014).

The tax reforms adopted in 2012 were expected to generate approximately US$1 billion in additional tax revenue for the government each year, which would be applied to fund the education reform. See “The Economy—Poverty, Income Distribution and Social Reforms—Educational Reforms.”

In April 2014, to finance the education reform and increase public sector revenues to achieve a structural balance (0.0% of GDP), the Bachelet administration announced that it would submit to Congress a series of changes to the tax regime aimed primarily at increasing corporate income tax contributions to government revenues with a view to raising tax revenues by 3.0% of GDP by 2017. After certain amendments to the tax reform package as initially proposed, Congress approved it in September 2014. The reforms will become fully effective by 2018.

The 2014 tax reform included the following changes:

•                  Increase of the corporate income tax rate:  The corporate tax burden for Chilean companies increases after a gradual phase-in between 2014 and 2018 from the current 20.0% rate to 25.0% or 27.0%, depending on the regime adopted by the corporate taxpayer.

•                  Under the attribution regime, corporate income tax will be levied at a 25.0% rate on a company’s annual taxable income. If a company selects the attribution regime, their profits will be deemed to be allocated to their shareholders, regardless of whether they are distributed or reinvested, and are considered taxable income for those shareholders.

•                  Under the partially integrated regime, corporate income tax will be levied at a 27.0% rate on a company’s annual taxable income. If a company selects the partially integrated regime, dividends and profit distributions to the shareholders will be taxed in addition to the 27.0% corporate-level income tax using the Republic of Chile’s global complementary tax (personal tax on total income) or by withholding taxes directly from those distributions. Individuals will receive a credit for 65.0% of the taxes paid by the company attributable to that shareholder, unless the shareholder is resident in a country with which Chile has entered into a tax treaty, in which case the shareholder may claim a tax credit of up to 100.0% of the taxes paid by the company attributable to that shareholder. The tax credit is expected to ensure the progressive nature of the tax system.

•                  Reduction in the personal income tax rate from 40.0% to 35.0%;

•                  Simplified regime for partners of small- and medium-sized partnerships or stock companies, in each case constituted only by individuals and individual entrepreneurs, granting them the option to be taxed under the global complementary tax (personal tax on total income), rather than the corporate income tax regime;

•                  Introduction of a general anti-avoidance and anti-fraud rule, intended to allow taxpayers to choose between legal, legitimate alternatives as long as the taxpayer’s purpose is not the avoidance of taxes;

•                  Introduction of a fixed-source emission tax applicable to establishments with an installed power capacity of at least 50 MW. Establishments that use biomass as fuel will be excluded from this tax;

•                  Abolishing the Fondo de Utilidades Tributarias (FUT) by 2017, which is currently used to track credits tied to undistributed profits. This system was useful in the previous fully integrated tax regime that only taxed distributions.

•                  Individual entrepreneurs and companies constituted only by individuals will be entitled to access a special deemed income tax regime. Prior to the 2014 reform, partnerships could access a similar regime if their annual sales were equal to or less than UF 2,400 (US$97,312 as of December 31, 2014). The reform raised the maximum annual sales to:

i.                  UF 5,000 (US$202,732 as of December 31, 2014) for businesses operating in the transport sector;

ii.               UF 9,000 (US$364,918 as of December 31, 2014) for businesses operating in the agriculture sector; and

iii.            UF 17,000 (US$689,290 as of December 31, 2014) for businesses operating in the mining sector,

in each case including annual sales attributable to affiliated parties.

In addition, the initial capital amount for taxpayers joining the regime will be increased from the current UF 3,000 (US$121,640 as of December 31, 2014) to twice the annual sales limit of the corresponding sector.

Tax Measures for Foreign Investors

Foreign shareholders are generally subject to capital gains tax at a rate of 20.0% or 35.0%, depending on certain requirements. The 2014 tax reform will eliminate the two different tax rates, subjecting all general foreign shareholders to a rate of 35.0%. Certain foreign institutional investors are exempt from capital gains tax on corporate bonds issued before May 1, 2014 and all foreign investors are exempt from capital gains tax on corporate bonds issued after May 1, 2014 as long as the issuer makes the appropriate election under article 104 of the Income Tax Law. Generally, interest income paid to individuals or legal entities not domiciled in Chile is subject to withholding tax at a rate of 35.0% (or 4.0% in certain cases).

Chile applies transfer pricing rules in transactions between related parties. In this regard, the Income Tax Law provides for the application of the following methods:  cost plus method, resale minus method and reasonable profitability method (or comparable uncontrolled price method). Provided no domestic comparable securities exist, the Chilean tax administration may challenge transfer prices on the basis of information available in the international market regarding the value of the same type of goods or services.

The Chilean government has entered into, and is currently negotiating with other countries, international agreements to avoid double taxation and to prevent tax evasion. Most of these agreements are or are expected to be based on the OECD model agreement. The following table shows the status of these agreements as of the date of this prospectus:

Status of the Agreement

In force

Australia, Belgium, Brazil, Canada, Colombia, Croatia, Denmark, Ecuador, France, Ireland, Malaysia, Mexico, Norway, New Zealand, Paraguay, Peru, Poland, Portugal, Russia, Spain, Sweden, Switzerland, South Korea, Thailand and United Kingdom.

Signed	Austria, United States and South Africa.

In negotiation	China, Czech Republic, Finland, Germany, Netherlands and Hungary.

The Treaty with the United States is currently pending Chilean congressional approval.

Government Expenditures

In recent years, central government expenditures have consisted primarily of wages, salaries and transfers to the social security system, with capital expenditures and interest on public debt accounting for most of the balance. Between 2009 and 2013, public expenditures grew in real terms at an average annual rate of 7.0% per year.

The largest category of the government’s expenditures has generally been social programs, particularly social security, health and education. In 2013, social programs accounted for 67.9% of total government expenditures. During the period from 2009 to 2013, social expenditures grew in real terms at an average annual rate of 7.4%.

Interest payments on public debt amounted to 2.7% of expenditures in 2013, representing 0.6% of GDP.

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures
(in billions of constant 2013 Pesos)

	2009	2010	2011	2012	2013

National administration(1)	4,590	5,267	5,383	5,602	5,708
Social programs
Health	4,034	4,259	4,483	4,853	5,225
Housing	397	415	401	455	397
Social security	7,468	7,939	8,106	8,307	8,326
Education	4,509	4,807	4,925	5,353	5,850
Other social programs	278	318	329	365	363
Total	16,685	17,737	18,244	19,333	20,162
Economic programs(2)	3,547	3,445	3,636	3,608	3,835

Total central government expenditures	24,822	26,448	27,263	28,544	29,704
Interest payments on public debt	523	582	708	778	800

(1)              Includes government, defense, justice and security functions.

(2)              Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source:  Chilean Budget Office.

Public Contingent Liabilities

Public contingent liabilities may materialize depending on the course of events and from a variety of sources, as described below (only direct fiscal sources are included):

•                  Litigation:  As explained below, the central government and other state-owned agencies face private lawsuits. If the courts rule against the government or if a settlement is agreed, payments are required. The government has paid approximately Ps.4,956 billion (approximately US$8.2 million as of December 31, 2014) in connection with final court rulings issued in the first half of the year.

•                  Infrastructure Concessions Program Guarantees:  Certain contracts between the government and a concessionaire guarantee minimum revenues to the private operator. If the effective revenues are less than this minimum, the government is required contractually to cover the shortfall. The government paid approximately Ps.17.2 billion (approximately US$28.3 million as of December 31, 2014) on account of program guarantees in 2014.

•                  Bank Time Deposit Guarantees:  Time deposits have a 90.0% government guarantee in the case of bank default, up to UF 108 (approximately US$4,379 as of December 31, 2014) per individual for the system as a whole. There have been no bank defaults in Chile since the deposit guarantee program was put in place. The maximum estimated fiscal exposure as of June 30, 2014 under the government guarantee, assuming all banks defaulted, represented approximately 1.3% of GDP.

•                  Pension Guarantees:  The Chilean social security pension system provides a minimum pension guarantee to retirees that have made contributions for at least 20 years, but have not saved enough money to reach the minimum pension amount. The shortfall is covered by the government. In July 2008, pension reforms came into force that gradually raise the established minimum guaranteed by the state by establishing minimum pensions for the elderly and the handicapped even if they have not contributed or did so for less than 20 years. For 2014, government payments under the pension system represented 0.73% of GDP and are expected to gradually increase to 0.8% of GDP beginning in 2019. To guarantee the sustainable financing of the pension system, the government created the Pension Reserve Fund.

•                  Pension Reform Bonds:  The aggregate principal amount outstanding under the pension reform bonds (Bonos de Reconocimiento) reached a peak value of 21.2% of GDP in 1997 and has decreased to 2.6% of GDP as of December 31, 2014, and is expected to progressively decrease to less than 1.0% of GDP by 2020.

•                  Debt Guarantees:  As of December 31, 2014, the total value of financial guarantees issued by the government equaled 1.2% of GDP. Of these guarantees, 32.7% guarantee debt incurred by Metro, 54.7% guarantee the debt of EFE and 9.6% guarantee debt related to the financing of higher education (authorized by Law No. 20,207).

•                  University Loan Guarantees:  Since 2006, the Chilean government has undertaken to reimburse financial institutions for amounts advanced to university students that are not repaid after those students finish or otherwise terminate their studies. The Chilean Treasury is authorized to withhold amounts due from salaries or tax reimbursements to the original student debtors to recover amounts paid to universities. As of December 31, 2014, the government’s maximum exposure under the program was estimated to be 0.93% of GDP.

•                  CORFO Investment Fund:  Since 1985, the CORFO has been implementing different mechanisms to guarantee liabilities financing productive activities. With that purpose, the 2003 budget law and Decree No. 793 of the Ministry of Finance created an investment fund (Fondo de Cobertura de Riesgos) and allowed CORFO to contract indirect liabilities up to eight times its capital. The aggregate amount of the guaranteed liabilities as of June 30, 2014 totaled approximately Ps.1,644,602 billion (approximately US$2,708 billion as of December 31, 2014). CORFO’s liabilities are not expressly guaranteed by the government.

•                  Small Enterprise Guarantees Fund (FOGAPE):  The FOGAPE is a fund designated to guarantee financing granted by public or private financial institutions to small companies. Its potential market segment includes small companies meeting one of the following requirements:  (a) companies with maximum annual sales of UF 25,000 (approximately US$1.01 million as of December 31, 2014); (b) exporting companies with annual average sales in the two immediately preceding calendar years of no more than US$16.7 million; or (c) nonprofit legal entities and “sociedades de personas” (partnerships where the specific qualities of the partners are the reason for their business formation, such as limited liability companies) for irrigation and other infrastructure projects. However, in addition to the requirements above, Law No. 20,318 allowed, for a 24-month period beginning January 2009, the use of the fund for companies with sales between UF 25,000 and UF 500,000 (approximately from US$1.01 million to US$20.3 million as of December 31, 2014). In the first six months of 2014, guarantees issued by FOGAPE did not give rise to a material contingency, individually or in the aggregate.

As of December 31, 2014, the government’s total contingent liabilities were equal to 4.04% of GDP.

Government Litigation

Chile and many of its governmental agencies are currently, and may in the future be, subject to lawsuits before various courts. Although Chile is actively defending current disputes through the Council for the Defense of the State (Consejo de Defensa del Estado, or CDE), other specialized agencies and private domestic and international law firms, no assurances can be given regarding their outcome.

Domestically, Chile is a defendant in lawsuits before local courts seeking redress for damages allegedly caused by the actions of public institutions or civil servants. Legal defense for these cases is mainly undertaken by the Council for the Defense of the State. As of June 30, 2014, there were approximately 25,000 active cases throughout the country, with aggregate claims of Ps.11,696,584 million (approximately US$19.3 billion as of December 31, 2014), involving expropriation, criminal, civil, tax and other matters.

Claims against Chile regarding infrastructure concessions are resolved by a special arbitral system. As of December 31, 2014, disputes pending before the arbitral system involved claims representing approximately 0.11 % of GDP. The Chilean government has made payments on approximately 12.0% of all claims brought against it since the system began operating. See “The Economy—Privatization and Infrastructure—Public Works—Infrastructure Concessions.”

Government-owned Enterprises

The following table sets forth the government’s share ownership and total assets of the principal state-owned enterprises as of December 31, 2014, and revenue and net income (loss) for the year ended December 31, 2014:

	Percentage of State Ownership as of December 31, 2014	Total Assets at December 31, 2014 (in millions of US$)	Revenue for the Year Ended December 31, 2014 (in millions of US$)	Net Income (Loss) for the Year Ended December 31, 2014 (in millions of US$)
Main Public Sector Enterprises:
Banco Estado (financial)	100.0	46,291.0	1,793.5	288.6
Codelco (copper)	100.0	35,256.6	13,826.7	710.9
ENAP (oil and gas)	100.0	5,657.3	9,836.6	156.6
Enami (mining)	100.0	1,107.9	1,597.6	(71.6)
EFE (railway)	100.0	2,287.4	94.8	(138.3)
Metro S.A. (Santiago’s subway)	100.0	5,793.8	463.1	(215.9)

Source:  Chilean Budget Office.

Banco Estado

Banco Estado is an autonomous commercial bank, wholly owned by the state, subject to the same laws and regulations as Chilean private-sector banks and supervised by the SBIF. It is one of the largest Chilean financial institutions. As of December 31, 2014, Banco Estado had 364 branches and over 13.3 million term savings accounts. It offers comprehensive financial services throughout the country, with an extensive network of electronic distribution channels and branches extending to rural areas as well. It also contributes to the development of the local economy, playing a significant role in permitting credit access for small- and medium-sized enterprises and in savings for small investors. Banco Estado accesses the international capital markets from time to time, as part of its financing strategy. The government also makes capital contributions from time to time, whether in cash or by authorizing the capitalization of distributable net income.

Codelco

Codelco is a mining enterprise wholly owned by the State. Codelco’s corporate purpose is to maximize the value of its mineral resources for the benefit of its shareholder, the Republic of Chile, by fully developing its vast mining resources on a timely basis, leveraging its experienced workforce, utilizing its advanced technological assets in key areas and executing strategic initiatives related to its (1) capital expenditure program, (2) improvement in operations, (3) exploration efforts, (4) investment in human capital and (5) mining association with third parties. As part of its strategy to increase production and revenues, Codelco has undertaken several projects, business ventures and associations with private sector mining and non-mining enterprises.

Under Chilean Law, Codelco’s net earnings are subject to an additional tax of 40.0% in addition to ordinary corporate income tax. Codelco is also subject to an additional mining tax that is based on its operating income each year. Income tax payments and other taxes paid by Codelco to the Chilean Treasury  2010, 2011, 2012, 2013 and 2014 were US$2.5 billion, US$3.9 billion, US$1.8 billion, US$0.9 billion and US$0.6 billion, respectively.

In addition, the Reserved Copper Act (Ley Reservada del Cobre) sets forth the government’s obligation to contribute to defense spending (e.g., renewal of war material and equipment), an amount equal to 10.0% of Codelco’s revenues from the export of copper and related byproducts. Such funds are directly transferred by Codelco to the General Treasury of the Republic (Tesorería General de la República, or the Chilean Treasury) and then segregated in a special extra-budgetary Treasury account. Transfers under the Reserved Copper Act totaled US$1.3 billion (0.5% of GDP), US$1.6 billion (0.7% of GDP), US$1.3 billion (0.5% of GDP), US$1.2 billion (0.5% of GDP), and US$1.0 billion (0.4% of GDP) in 2010, 2011, 2012, 2013 and 2014, respectively. There is a bill under discussion in Congress that, if passed, would create a new model for financing military expenses eliminating the contributions set forth in the Reserved Copper Act.

In June 2014, the Ministries of Mining and Finance approved capital contributions of US$200 million to Codelco. The government has obtained legislative approval to contribute an additional US$4 billion to finance Codelco’s capital expenditure plan. Codelco is the largest company in Chile in terms of sales.

Codelco accesses the international debt capital markets from time to time, to finance its operations.

ENAP

ENAP is a state-owned enterprise dedicated to the exploration, development and production of crude oil wells, both in Chile and abroad. ENAP also engages in the refining of crude oil to be sold to private distributors. ENAP was incorporated in 1950 and has diversified its corporate activities and business purpose from the production of crude oil wells in Chile to the refining and export of oil products, and the exploration and development of oil wells in several countries around the world. In May 2010, the government transferred responsibility for ENAP from the Ministry of Mining to the Ministry of Energy, with the Minister of Energy now serving as chairman of ENAP’s board of directors.

In October 2014, the government submitted a bill to Congress to expand the business purpose of ENAP to include the electricity generation through ENAP’s affiliates.  The bill was approved by the general Chamber of Deputies in April 2015.  Prior to being sent to the Senate for further discussion and approval, the Mining and Energy Commission of the Chamber of Deputies must issue a report and the Chamber of Deputies must approve the bill “in particular.”

In 2013, ENAP’s sales totaled 12.9 million cubic meters of crude oil and its by-products, of which 11.67 million cubic meters were sold to the local market, supplying 63.3% of the total national fuel demand. Approximately 0.99 million cubic meters of crude oil and by-products were exported to the United States, Peru and other countries in the region.

In 2014, ENAP’s sales totaled 11.4 million cubic meters of crude oil and its by-products, of which 11.1 million cubic meters were sold to the local market, supplying 61.3% of the total national fuel demand. Approximately 0.28 million cubic meters of crude oil and by-products were exported.

ENAP accesses local and international bank and capital markets from time to time to finance its operations.

Enami

Enami is a wholly government-owned enterprise dedicated to the development of small and medium-scale mining companies by facilitating their access to the precious metals market under competitive conditions. To meet these goals, Enami conducts the following operations:

•                  Mining Development. This operation involves mining-venture financing, technical assistance for the preparation and evaluation of projects, allocation of credit resources for the implementation of feasible projects, and access to the market by means of authorized ore purchases;

•                  Ore Processing. Enami transforms sulfide and oxide ores with low copper grades into smelting products, concentrates and precipitates. Enami began producing electrowinning (EW) cathodes from oxidized ore processing in 2003; and

•                  Smelters and Refinery. This operation involves Enami’s main assets ensuring the processing of the production of small- and medium-sized mining firms, under the same terms as those offered to large-scale producers in Chile. In 2005, the Ventanas foundry and smelting facility was transferred to Codelco. Enami used the proceeds of this sale to pay down its debts and begin to transfer profits to the Chilean Treasury.

EFE

EFE is a wholly government-owned enterprise dedicated to the development and management of railway infrastructure. EFE’s business is divided into three segments:  passenger, cargo transportation services and real estate management. EFE’s passenger business is conducted through three affiliated operating companies:  Metro Regional de Valparaíso S.A. (MERVAL), Trenes Metropolitanos S.A. (TMSA), and Ferrocarriles Suburbanos de Concepción S.A. (FESUB).

Chile currently has a railroad network of approximately 2,140 kilometers that extends from Regions V to X. EFE is responsible for the maintenance of, and improvements to the tracks, the signaling, electrification and communication systems, control centers and the stations.

In 2014, EFE had operating revenues derived from passenger transport (55.9%), cargo (28.4%) and real estate management (15.7%).

Metro

Metro is a company wholly owned by the government. Its corporate purpose is the development, construction and operation of an urban railroad network, which is mainly underground and covers the city of Santiago and includes stations and maintenance workshops. In 2014, the railway network was composed of five interconnected lines totaling approximately 103 kilometers and 108 stations servicing approximately 668 million passenger trips per year and including 1093 wagons and cabins. Metro has embraced a dynamic expansion plan, which is incorporated in the Plan Transantiago. According to the expansion plan, it is expected that by the end of 2018, the railway network will be composed of seven interconnected lines totaling approximately 140 kilometers and 136 stations.

Metro’s revenues derive mainly from ticket sales, leasing advertising and commercial space, leasing and selling real estate, vending machines and providing telecommunication services. Due to large asset depreciation costs, the company historically has not recorded profits and therefore has not made contributions to the Chilean Treasury.

Capitalization of Public Companies

The capitalization of a public company must be authorized by Congress.

Codelco, as the main public company in Chile, is involved in a significant number of investment projects. In this regard, the capitalization law for Codelco, approved by Congress on October 24, 2014, is expected to support its business and development plan. This plan contemplates an investment of US$23,500 million between 2014 and 2018. The capitalization consists of Treasury transfers to Codelco of US$4.0 billion between 2014 and 2018, which will include Codelco retained profits of US$1.0 billion. The capitalization is gradual, and subject to making the improvements contemplated in Codelco’s business and development plan.

Additionally, the law allows the Republic of Chile to contract debt obligations, in Chile or abroad, up to an amount of US$3.0 billion and to apply the net proceeds to capitalize Codelco. In December 2014, the government applied US$1.5 billion of the net proceeds of the issuance of its  3.125% Notes due 2025 and its 1.625% Notes due 2025 to capitalize Codelco.

On November 8, 2014, Law No. 20,792 was published in the Official Gazette, authorizing Banco Estado’s capitalization. The capitalization law allocates US$450 million to the direct capitalization of Banco Estado and US$50 million to the Small Enterprise Guarantee Fund (Fondo de Garantía para Pequeños Empresarios, or FGOGAPE), a state fund administered by Banco Estado that guarantees a percentage of the credit granted to small businesses. The capitalization is expected to allow for the expansion of internal credit, with the goal of increasing credits to small and medium enterprises to US$350 million and mortgages to US$1.0 billion.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$4.1 billion in 2010, US$5.3 billion in 2011, US$6.1 billion in 2012, US$5.2 billion in 2013 and US$6.5 billion in 2014. The ratio of public sector external debt to GDP stood at 1.7% in 2010, 2.3% in 2011, 2.3% in 2012, 2.0% in 2013 and 2.7% as of December 31, 2014. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt as of the date indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of December 31,
	2010		2011		2012		2013		2014

IDB	US$	611.7	US$	602.0	US$	562.9	US$	523.7	US$	478.6
IBRD (World Bank)	189.2		125.9		111.9		98.2		96.9
Bonds	3,069.6		3,668.6		5,221.1		4,307.2		5,712.7
IDA (World Bank)	—		—		—		—		—
Others	224.9		884.7		238.7		230.5		256.1
Total	US$	4,095.4	US$	5,280.5	US$	6,134.6	US$	5,159.6	US$	6,544.3

Source:  Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the date indicated:

Public Sector External Debt, by Currency
(in millions of US$)

	2013		2014

United States Dollar	US$	4,243.0	US$	4,784.6
Euro	86.7		1,044.1
Chilean Pesos	829.3		715.1
Other	0.7		0.5
Total	US$	5,159.6	US$	6,544.3

Source:  Chilean Budget Office.

The following table provides a summary of government expenditures by category for the dates indicated:

Amortization of Gross Total Consolidated Public Sector External Debt(1)

(in millions of US$)

	Outstanding as of December 31,							2021 to Final
	2014	2015	2016	2017	2018	2019	2020	Maturity
Central Government:
Multilateral organizations	479	72	72	69	54	46	41	125
Bilateral creditors	97	16	18	19	12	12	9	10
Chilean Treasury bills	—	—	—	—	—	—	—	—
Chilean Treasury bonds	5,713	—	—	—	—	—	1,545	4,168
Other creditors	—	24	24	28	28	26	26	98
Total	6,544	113	114	116	94	85	1,621	4,402

Chilean Central Bank:
Multilateral organizations	83	—	—	—	—	—	—	83
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	—	—	—	—	—	—	—	—
Other creditors	—	—	—	—	—	—	—	—
Bonds issued locally hold by foreign investor	231	—	—	—	—	—	—	231
SDR allocations (IMF)(2)	1,183	—	—	—	—	—	—	1,183
Total	1,497	—	—	—	—	—	—	1,497

Banco Estado:	—	—	—	—	—	—	—	—
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	26	26	—	—	—	—	—	—
Banco Estado NY	687	472	65	—	—	—	—	150
Subtotal	713	498	65	—	—	—	—	150
Other creditors	1,888	—	—	691	200	—	500	497
Total	2,601	498	65	691	200	—	500	647

Non-financial public enterprises:
Multilateral organizations	1,190	257	263	13	313	313	13	19
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	3,291	675	911	357	1,104	173	68	4
Bonds	11,867	—	—	—	218	900	1,500	9,249
Other creditors	51	4	4	4	4	4	4	26
Total	16,399	935	1,178	374	1,639	1,390	1,585	9,299
Total Gross Public Sector External Debt	27,041	1,546	1,357	1,181	1,932	1,474	3,706	15,844

(1)              Includes medium- and long-term external debt.

(2)              Special Drawing Rights (Derechos Especiales de Giro) are an international asset reserve created by the IMF.

Source:  Chilean Central Bank, Chilean Budget Office, Banco Estado and Chilean Treasury.

Private Sector External Debt Guaranteed by the Central Government

As a consequence of the 1982-1983 financial crisis and the subsequent privatization of public sector enterprises with outstanding external debt, the central government is the guarantor of a small portion of the private sector’s external debt. It is the government’s policy not to guarantee new private sector obligations. The contingent liabilities of private sector guarantees of the government fell steadily between 1999 and 2004, and ended in 2005.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$ except ratios and as noted)

	As of December 31,
	2009		2010		2011		2012		2013		2014
Medium- and long-term debt
Public sector(1)	US$	11,364	US$	16,028	US$	18,719	US$	23,435	US$	24,276	US$	27,381
Private sector		44,733		52,187		60,266		71,058		85,962		99,069
Total medium- and long-term debt	US$	56,097	US$	68,215	US$	78,985	US$	94,493	US$	110,238	US$	126,451
Short-term debt
Public sector(1)	US$	1,867	US$	1,200	US$	1,743	US$	1,736	US$	1,068		877
Private sector		13,967		15,036		17,689		21,340		19,418	US$	19,120
Total short-term debt	US$	15,834	US$	16,237	US$	19,432	US$	23,076	US$	20,486	US$	19,997
Total short-, medium and long-term debt	US$	71,931	US$	84,452	US$	98,418	US$	117,569	US$	130,724	US$	146,448
Use of IMF credit		0		0		0		0		0		0
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	US$	46.6	US$	56.6	US$	56.4	US$	75.9	US$	89.6	US$	106.0
Total public(1) and private external debt/GDP		37.8%		35.6%		42.3%		43.4%		49.9%		60.4%
Total public(1) and private external debt/exports(2)		112.5%		102.7%		104.1%		130.4%		147.0%		169.0%

(1)              Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.

(2)              Exports include goods and services.

Source:  Chilean Central Bank.

Central Government External Bonds

As of December 31, 2014, Chile had the following global bonds outstanding:

•                  3.875% US$829,467,000 Notes due August 5, 2020;

•                  5.5% Ps.434,345,000,000 Notes due August 5, 2020;

•                  5.5% US$656,027,000 Notes due September 14, 2021;

•                  2.25% US$750,000,000 Notes due October 30, 2022;

•                  1.625% €800,000,000 Notes due January 30, 2025;

•                  3.125% US$1,060,131,000 Notes due March 27, 2025; and

•                  3.625% US$750,000,000 Notes due October 30, 2042;

Central Government Internal Bonds

In 2003, the Chilean Treasury issued the approximate equivalent of US$363 million long-term debt securities in UF with a 20-year term. This issuance was part of the government financing plan and was the first issue under a program designed to develop the domestic financial market. Since 2010, the government’s local bond issuances have primarily been intended to further develop the domestic market. The following table reflects the Chilean Treasury’s bond issuances since 2003:

Chilean Treasury Bond Issuances in the Local Market
(in millions of US$)(1)

As of December 31,	BTP- 5(2)	BTP- 7(3)	BTP- 10(4)	BTP- 20(5)	BTP- 30(6)	BTU- 5(7)	BTU- 7(8)	BTU- 10(9)	BTU- 20(10)	BTU- 30(11)	Total	% of GDP

2003	—	—	—	—	—	—	—	—	363	—	363	0.4
2004	—	—	—	—	—	—	—	—	773	—	773	0.7
2005	—	—	—	—	—	—	—	385	385	—	769	0.6
2006	—	—	—	—	—	—	—	—	—	—	—	0.0
2007	—	—	343	—	—	—	—	—	401	—	743	0.4
2008	—	—	318	—	—	—	—	—	702	583	1,603	1.1
2009	336	—	474	—	—	558	—	1,034	411	414	3,227	1.7
2010	—	—	801	—	—	641	1,099	1,558	1,374	1,374	6,847	2.9
2011	—	863	863	—	—	855	770	770	727	727	5,574	2.4
2012	—	—	521	519	—	483	229	455	516	638	3,361	1.2
2013	—	—	501	503	403	—	—	1,333	654	561	3,955	1.5
2014	247	—	387	519	280	—	—	662	602	466	3,163	1.3

(1)                                 Using the exchange rate at December 31 of the applicable year.
(2)                                 Peso-denominated internal bonds with a term of 5 years

(3)                                 Peso-denominated internal bonds with a term of 7 years.
(4)                                 Peso-denominated internal bonds with a term of 10 years.
(5)                                 Peso-denominated internal bonds with a term of 20 years.
(6)                                 Peso-denominated internal bonds with a term of 30 years.
(7)                                 UF-denominated bonds with a term of 5 years.
(8)                                 UF-denominated bonds with a term of 7 years.
(9)                                 UF-denominated bonds with a term of 10 years.
(10)                          UF-denominated bonds with a term of 20 years.
(11)                          UF-denominated bonds with a term of 30 years.
Source:  Ministry of Finance.

Debt Service and Debt Restructuring

Chile has a long-standing tradition of prompt service of its external debt obligations, which was interrupted only in the 1930s. The regional debt crisis, which started in 1982, resulted in growing unwillingness on the part of foreign commercial banks to lend to Latin American borrowers generally. Reduced new lending forced Chile to seek the rescheduling of certain obligations to commercial banks due in 1983 and 1984 and to obtain new loans from banks. Chile agreed to further reschedulings with the international banking community in 1985 and 1987, which provided for the rescheduling of the remaining medium-term commercial bank loan amounts outstanding in 1983 to the Chilean public and private financial sectors. Despite the need to enter into these rescheduling agreements, Chile did not fall into arrears in respect of principal or interest payments during this period.

In an effort to reduce its public sector external debt burden, Chile carried out two substantial cash buyback operations during the second half of the 1980s. In 1985, the Chilean authorities promulgated a debt conversion program (Chapters XVIII and XIX of the Central Bank’s International Exchange Norms), which permitted foreign investors to exchange Chilean external debt issued by Chilean financial institutions and Chilean public sector companies for equity interests in Chilean companies. From its initiation in 1985 until its discontinuation in the mid-1990s, this debt conversion program, together with other debt reduction measures, resulted in debt reduction of more than US$11.5 billion.

Beginning in 1995, Chile began the process of prepaying its public sector debt rescheduled in the 1980s and new debt borrowed at that time, together with debt incurred under IMF and World Bank programs.

Between 1989 and 2008, the central government serviced the debt held with the Chilean Central Bank, denominated in UF and in dollars. Until 1994, payments were generally limited to a portion of accrued interest. The debt stock increased by US$1.2 billion between 1989 and 1994, due to the capitalization of semiannual interest. From 1995 until 1999, the central government amortized capital by US$1.6 billion, with a debt stock reduction of US$956 million.

In 2007, the central government prepaid the last notes in dollars originally payable in 2013 and 2014 and, in 2008, repaid the debt stock denominated in UF.

In 2014, the central government prepaid US$170,533,000 of the 3.875% Notes due August 5, 2020 and US$343,973,000 of the 5.5% Notes due September 14, 2021.

Debt Record

Chile has regularly met all principal and interest obligations on its external debt for over 50 years.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the periods indicated:

Debt and Assets of Non-Financial Public Enterprises(1)
Consolidated (in millions of pesos of each year)

	As of December 31,					Nine Months Ended September
	2009	2010	2011	2012	2013	30, 2014

Total financial debt	6,041,128	6,832,865	8,131,773	9,026,812	10,532,974	12,781,331
Financial debt, excluding debts owed to central government	6,039,146	6,831,642	8,131,700	9,026,812	10,532,974	12,781,331
Short-term(2)	631,768	697,626	1,269,801	1,181,417	1,127,000	1,040,402
Long-term(3)	5,407,378	6,134,016	6,861,898	7,845,395	9,405,974	11,740,929
Financial debt with central government(4)	1,982	1,223	74	0	0	0
Financial assets(5)	692,479	688,005	1,301,721	1,255,156	1,146,806	1,192,802
Net financial debt	5,348,649	6,144,860	6,830,052	7,771,656	9,386,168	11,588,529
Excluding central government	5,346,667	6,143,637	6,829,978	7,771,656	9,386,168	11,588,529

(1)              Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronautica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.

(2)              Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.

(3)              Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.

(4)              Excludes tax on income and deferred taxes.

(5)              Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source:  Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,
	2009	2010	2011	2012	2013	2014

Net Consolidated Debt	(12.0)	(7.8)	(10.6)	(7.9)	(7.9)	(7.5)

Source:  Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of Chilean Central Bank
(in millions of pesos of each year)

	As of December 31,
	2010	2011	2012	2013	2014

Liabilities	12,362,690	20,604,170	19,749,320	18,592,976	20,193,733
Chilean Central Bank Notes and Bonds(1)	8,915,698	13,186,136	12,905,055	13,033,022	12,908,185
Fiscal Deposits	316,827	795,640	626,202	313,057	1,226,599
Others(2)	3,130,164	6,622,394	6,218,063	5,246,896	6,058,949
Assets without subordinated debt	13,174,188	22,982,333	21,169,733	21,669,897	24,744,603
Net International Reserves (in US$ million)	27,864	41,979	41,649	41,094	40,447
Others(3)	123,651	1,091,790	1,236,299	146,676	177,943
Total Net Debt without subordinated debt(1)(2)	(811,498)	(2,378,163)	(1,420,413)	(3,076,921)	(4,550,870)

(1)              Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)              Includes other deposits and obligations, reciprocal agreements and other securities.

(3)              Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source:  Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year except as indicated)

	As of December 31,
	2011		2012		2013		2014

Debt in pesos	Ps.	11,200,998	Ps.	13,015,967	Ps.	15,285,636	Ps.	18,681,365
External Debt	434,345		434,345		434,345		434,345
Domestic Debt	10,766,653		12,581,622		14,851,291		18,247,020
Assets in pesos	9,406,367		9,298,488		9,000,392		9,151,137
Assets in pesos, without public enterprises(1)	9,406,293		9,298,488		9,000,392		9,151,137
Chilean Central Bank Deposits	125,981		158,330		200,952		1,117,977
Financial debt of public enterprises with the Central government	74		0		0		0
Net debt in pesos(2)	Ps.	1,794,631	Ps.	3,717,479	Ps.	6,285,244	Ps.	9,530,228

Debt in U.S. dollars (in US$ million)	US$	4,448	US$	5,227	US$	4,330	US$	5,829
Treasury Bills with the Chilean Central Bank (in US$ million)	—		—		—		—
External Debt (in US$ million)	4,448		5,227		4,330		4,316
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	27,920		31,382		31,133		32,162
Net debt in U.S. dollars (in US$ million)	US$	(23,473)	US$	(26,155)	US$	(26,803)	US$	(26,333)
Total Financial Debt(4)	Ps.	13,520,205	Ps.	15,517,618	Ps.	17,553,695	Ps.	22,221,911
Total Financial Assets(5)	23,965,755		24,317,827		25,306,676		28,685,723
Total Net Financial Debt	Ps.	(10,445,550)	Ps.	(8,800,209)	Ps.	(7,752,981)	Ps.	(6,463,812)

(1)              Does not include assets of the old scholarship system.

(2)              Includes CORFO.

(3)              Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.

(4)              Debt in pesos plus debt in U.S. dollars.

(5)              Assets in pesos plus assets in U.S. dollars.

Source:  Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of December 31, 2014, central government liabilities represented 15.1% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled (7.0)% of GDP as of December 31, 2010, and (4.4)% of GDP as of December 31, 2014. This increase is largely due to the growth in the gross public debt, which rose from 8.6% of GDP in 2010 to 15.1% of GDP in 2014, in spite of growth in the government’s financial assets, which rose from 15.6% of GDP in 2010 to 19.5% of GDP in 2014.

Chilean Central Bank Debt and Consolidated Debt

The Chilean Central Bank has been an autonomous institution since 1989. It has not engaged in quasi-fiscal transactions since that date. During the financial crisis experienced in Chile in 1983 and 1984, the Chilean Central Bank engaged in a series of quasi-fiscal actions in order to rescue the financial system. As a result, important changes in the level and composition of its assets and liabilities occurred, significantly affecting its current levels of global indebtedness.

The main liabilities of the Chilean Central Bank are its guarantees of public deposits and the securities issued by the bank itself. The Chilean Central Bank’s main assets are the international reserves of the public with the bank, and the notes delivered to it by the government in connection with the financial crisis of 1983. As of December 31, 2008, the government had no debt owing to the Chilean Central Bank. See “Debt Service and Debt Restructuring.”

As of December 31, 2014, the assets of the Chilean Central Bank exceeded its liabilities, resulting in net indebtedness equivalent to 3.1% of GDP. In 2012 and 2013, the Chilean Central Bank had net indebtedness of 1.1% and 2.2% of GDP, respectively. The consolidated indebtedness, including public sector liabilities and Chilean Central Bank debt, is considered a significant macroeconomic indicator. This debt interacts with the economy in two ways:  (i) it reflects payment risk, which is minimal and explains the minor systemic risk, low domestic interest rates and high liquidity and growth that have tended to characterize the Chilean system; and (ii) in order to meet its interest payment obligations, resources must be used that could otherwise be used for public investment financing. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of December 31, 2014 represented 7.5% of GDP compared to 7.9% as of December 31, 2013 and as of December 31, 2012.

Other Assets and Liabilities

The public debt report also discloses information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

The financial indebtedness of state-owned companies, excluding indebtedness owed to the Republic of Chile, totaled approximately 8.7% of GDP as of September 30, 2014, compared to 7.7% of GDP as of December 31, 2013 and 7.0% as of December 31, 2012. Since these companies are managed under a policy of public interdependence, they are responsible for meeting their financial liabilities using their own assets, revenues and net worth. Only in exceptional circumstances and upon authorization provided by law, will the state guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of December 31, 2014, the total amount of public guarantees totaled 1.2% of GDP, as compared with 1.3% of GDP in 2013 and 1.1% in 2012.

Under the social security system, Chile maintains certain liabilities to workers who migrated from the state-administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability equals 2.6% of GDP, as of December 31, 2014. This debt will be paid progressively as the workers who contributed to the old pension system retire. See “Monetary and Financial System— Pension Funds and the Chilean Pension System.”

TABLES AND SUPPLEMENTAL INFORMATION

External Medium- and Long-Term Direct Debt of the Central Government(1)

Direct Debt of the Government

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
Chilean Pesos	Fixed 5.50%	2010	2020	US$	448.3
Chilean Pesos	Fixed 5.50%	2011	2021	266.8
CRS	Fixed 0.75%	1972	2022	0.5
Euro	Fixed 0.75%	2002	2042	8.6
Euro	Fixed 2.00%	1994	2024	4.6
Euro	Fixed 2.00%	1993	2023	4.5
Euro	Fixed 0.75%	2004	2041	7.9
Euro	Fixed 0.75%	2008	2048	6.1
Euro	Fixed 5.49%	2008	2018	9.7
Euro	Fixed 2.00%	1991	2021	6.0
Euro	Fixed 2.00%	1993	2023	6.9
Euro	Fixed 2.00%	1996	2026	9.1
Euro	Fixed 0.75%	2007	2047	3.1
Euro	Fixed 5.40%	2007	2017	1.9
Euro	Fixed 2.00%	1990	2022	0.2
Euro	Fixed 2.00%	1990	2023	0.2
Euro	Fixed 2.00%	1990	2024	0.2
Euro	Fixed 2.00%	1990	2023	0.2
Euro	Fixed 2.00%	1990	2022	0.1
Euro	Fixed 2.00%	1990	2023	0.1
Euro	Fixed 2.00%	1990	2023	0.5
Euro	Fixed 0.01625%	2014	2025	974.1
Euro	Fixed 2.00%	1990	2022	0.8
Euro	Fixed 2.00%	1990	2023	0.2
United States Dollars	Variable BID F.U. USD	2007	2021	14.7
United States Dollars	Variable BID TBL (Base Rate LIBOR)	1995	2020	25.0
United States Dollars	Variable BID F.U. USD	2001	2026	174.6
United States Dollars	Variable BID F.U. USD	2001	2021	37.4
United States Dollars	Variable BID F.U. USD	2001	2026	4.0
United States Dollars	Variable BID F.U. USD	2001	2026	18.9
United States Dollars	Variable BID F.U. USD	2002	2022	7.5
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2004	2023	4.6
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2004	2023	4.8
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2004	2019	0.3
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2004	2019	2.8
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2005	2024	8.1
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2006	2025	3.3
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2005	2025	1.8
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2005	2025	2.5
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2005	2015	0.5
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2006	2016	10.7
United States Dollars	Variable BID F.U. USD	2006	2021	28.3
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2007	2021	19.2
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2008	2027	13.3
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2008	2017	7.6
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2008	2018	56.1
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2007	2015	0.1
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2011	2017	0.6
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2020	16.6
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2002	2017	5.8
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2020	1.4
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2005	2023	15.5

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2007	2022	6.8
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2008	2017	14.9
United States Dollars	Fixed 2.27%	2008	2020	33.1
United States Dollars	Fixed 2.87%	2009	2021	52.0
United States Dollars	Fixed 3.875%	2010	2020	829.5
United States Dollars	Fixed 3.25%	2011	2021	656.0
United States Dollars	Fixed 1.75%	1992	2016	0.0
United States Dollars	Fixed 1.25%	1993	2024	0.0
United States Dollars	Variable BID F.U. USD	2011	2028	5.9
United States Dollars	Variable BID F.U. USD	2011	2020	2.3
United States Dollars	Fixed 0.50%	1995	2025	0.5
United States Dollars	Fixed 0.50%	1994	2026	0.7
United States Dollars	Fixed 0.50%	1994	2026	0.3
United States Dollars	Fixed 0.50%	1993	2025	1.9
United States Dollars	Fixed 0.50%	1995	2025	0.6
United States Dollars	Fixed 0.50%	1997	2027	0.5
United States Dollars	Fixed 0.50%	1993	2028	0.4
United States Dollars	Fixed 0.50%	1994	2027	0.1
United States Dollars	Fixed 0.50%	1994	2026	1.7
United States Dollars	Fixed 0.50%	1994	2027	0.2
United States Dollars	Fixed 0.96%	1993	2024	4.6
United States Dollars	Fixed 0.96%	1993	2025	3.4
United States Dollars	Fixed 0.96%	1993	2026	1.3
United States Dollars	Fixed 0.96%	1993	2026	3.8
United States Dollars	Fixed 0.96%	1993	2027	0.2
United States Dollars	Fixed 0.96%	1993	2027	0.6
United States Dollars	Fixed 0.96%	1993	2024	0.1
United States Dollars	Fixed 0.96%	1993	2024	0.1
United States Dollars	Fixed 0.96%	1993	2025	0.2
United States Dollars	Fixed 0.96%	1993	2026	0.1
United States Dollars	Fixed 0.96%	1993	2026	0.1
United States Dollars	Fixed 0.96%	1993	2027	0.0
United States Dollars	Fixed 0.96%	1993	2023	7.1
United States Dollars	Fixed 0.96%	1993	2026	5.6
United States Dollars	Fixed 0.96%	1993	2024	0.0
United States Dollars	Fixed 0.96%	1993	2025	0.1
United States Dollars	Fixed 0.96%	1993	2025	0.2
United States Dollars	Fixed 0.96%	1993	2026	0.2
United States Dollars	Fixed 0.96%	1993	2026	0.0
United States Dollars	Fixed 0.96%	1993	2027	0.1
United States Dollars	Fixed 0.15%	1995	2034	0.0
United States Dollars	Fixed 0.15%	1995	2034	0.8
United States Dollars	Fixed 0.15%	1995	2035	0.4
United States Dollars	Fixed 0.15%	1995	2035	2.0
United States Dollars	Fixed 0.15%	1995	2036	0.5
United States Dollars	Fixed 0.15%	1995	2036	0.0
United States Dollars	Fixed 0.15%	1995	2033	2.5
United States Dollars	Fixed 0.15%	1995	2037	0.0
United States Dollars	Fixed 0.15%	1995	2033	1.7
United States Dollars	Fixed 0.15%	1995	2034	0.0
United States Dollars	Fixed 0.15%	1995	2034	1.7
United States Dollars	Fixed 0.15%	1995	2035	0.7
United States Dollars	Fixed 0.15%	1995	2035	0.9
United States Dollars	Fixed 0.15%	1995	2036	0.3
United States Dollars	Fixed 0.15%	1995	2036	0.0
United States Dollars	Fixed 0.15%	1995	2037	0.0
United States Dollars	Fixed 0.15%	1995	2038	0.3

Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
United States Dollars	Fixed 0.15%	1995	2038	0.0
United States Dollars	Fixed 0.0225%	2012	2022	740.7
United States Dollars	Fixed 0.03625%	2012	2022	737.2
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2013	2017	0.5
United States Dollars	Fixed 2.87%	2009	2021	1.6
United States Dollars	Fixed 3.90%	2013	2028	47.9
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2013	2020	13.4
United States Dollars	Fixed 0.03125%	2014	2025	1,060.1
United States Dollars	Variable BID TBL (Base Rate LIBOR)	2004	2023	22.6
United States Dollars	Variable BID F.U. USD	2007	2016	0.1
United States Dollars	Variable BIRF Fixed Spread (FSL-USD)	2007	2022	22.5
United States Dollars	Fixed 0.50%	1994	2026	0.1
United States Dollars	Fixed 0.96%	1993	2025	1.1
United States Dollars	Fixed 0.96%	1993	2026	2.6
United States Dollars	Fixed 0.96%	1993	2024	0.3
Total				US$	6,544.30

External Guaranteed Medium- and Long-Term Direct Debt of

State Entities Indirect Debt of the Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (millions of US$)
Metro	US$	Libor + 0.20%	2001	2016	US$	63.7
Metro	US$	Libor + 0.25%	2001	2016	11.7
Metro	US$	Libor + 0.20%	2007	2017	60.0
EFE	US$	6.00%	2010	2015	60.0
EFE	US$	7.00%	2008	2020	160.0
Total					US$	355.7

External Debt of State Entities without Guarantee by the Central Government

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
CODELCO	US$	5.63%	2005	2035	US$	500.00
CODELCO	US$	6.15%	2006	2036	500.00
CODELCO	US$	7.50%	2009	2019	600.00
CODELCO	US$	3.75%	2010	2020	1,000.00
CODELCO	US$	3.88%	2011	2021	1,150.00
CODELCO	US$	3.00%	2012	2022	1,250.00
CODELCO	US$	4.25%	2012	2042	750.00
CODELCO	US$	4.50%	2013	2023	750.00
CODELCO	US$	5.63%	2013	2023	950.00
CODELCO	EUR	2.25%	2014	2024	819.33
CODELCO	US$	4.88%	2014	2044	980.00
CODELCO	US$	Libor + 0.85%	2010	2015	75.00
CODELCO	US$	Libor + 0.85%	2010	2015	162.50
CODELCO	US$	Libor + 0.75%	2010	2015	100.00
CODELCO	US$	Libor + 0.85%	2010	2015	100.00
CODELCO	US$	Libor + 0.80%	2010	2015	250.00
CODELCO	US$	Libor + 0.83%	2011	2016	100.00
CODELCO	US$	Libor + 0.60%	2012	2016	100.00
CODELCO	US$	Libor + 0.50%	2012	2016	250.00

Debtor	Currency of Borrowing	Interest Rate	Year Issued	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
CODELCO	US$	Libor + 0.60%	2012	2016	250.00
CODELCO	US$	Libor + 0.50%	2012	2016	250.00
CODELCO	US$	Libor + 0.65%	2013	2018	300.00
CODELCO	US$	Libor + 0.62%	2013	2018	300.00
CODELCO	US$	Libor + 0.55%	2013	2019	8.70
CODELCO	US$	Libor + 0.45%	2013	2022	20.30
CODELCO	US$	Libor + 0.63%	2014	2018	300.00
CODELCO	US$	Libor + 0.63%	2014	2018	300.00
CODELCO	US$	Libor + 0.62%	2014	2019	95.00
CODELCO	US$	Libor + 0.62%	2014	2019	300.00
CODELCO	US$	Libor + 0.55%	2014	2019	30.00
CODELCO	US$	Libor + 0.45%	2014	2022	70.00
EFE	US$	Libor + 1.20%	2005	2015	2.37
EFE	US$	Libor + 1.20%	2005	2015	14.38
EFE	UF	N.A.	2006	2016	7.35
EFE	US$	Libor + 1.20%	2006	2016	10.37
EFE	US$	N.A.	2007	2017	27.50
EFE	US$	6.72%	2009	2017	10.09
EFE	US$	4.86%	2006	2018	23.03
Metro	US$	Libor + 0.65%	2001	2016	65.00
Metro	US$	Libor + 0.20%	2005	2017	15.08
Metro	US$	4.19%	2006	2020	88.69
Metro	US$	3.29%	2006	2020	16.35
Metro	US$	3.82%	2006	2020	16.27
Metro	US$	4.14%	2006	2020	3.53
Metro	US$	4.14%	2009	2020	1.64
Metro	US$	4.14%	2009	2019	1.79
Metro	US$	4.19%	2009	2020	1.26
Metro	US$	4.14%	2009	2020	4.93
Metro	US$	3.96%	2010	2020	2.23
Metro	US$	Libor + 1.40%	2011	2017	30.00
Metro	US$	3.86%	2010	2020	4.80
Metro	US$	Libor + 1.65%	2012	2017	60.00
Metro	US$	3.75%	2014	2024	500.00
ENAP	US$	Libor+1.25%	2010	2017	49.98
ENAP	US$	6250%	2009	2019	300.00
ENAP	US$	5250%	2010	2020	500.00
ENAP	US$	4750%	2011	2021	500.00
ENAP	US$	4.07%	2010	2021	46.80
ENAP (ENERCON)	US$	Libor +1.375%	2005	2020	229.70
ENAP (PRODISA)	US$	Libor +1.375%	2004	2016	6.10
ENAP (PRODISA)	US$	Libor +1.375%	2004	2016	2.54
ENAP (PRODISA)	US$	4.31%	2004	2017	13.36
ENAP	US$	Libor + 1.5%	2013	2018	200.00
ENAP	CHF$	2875%	2013	2018	217.50
ENAP (Sipetrol Argentina)	US$	Libor + 3.85%	2013	2015	27.50
ENAP	US$	4375%	2014	2024	600.00
Total					US$	16,210.97

Internal Medium and Long Term Debt of the Central Government

Title	Interest Rate	Year of Maturity	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
Debt of CORFO	0	0	US$	0
Chilean Treasury(1)	various	various	30,042.0
Total			US$	30,042

(1)               Does not include borrowing among public entities.

Internal Medium- and Long-Term Debt of Chilean Central Bank

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
Indexed promissory notes payable in coupons (PRC)	various	various	none	US$	76
Chilean Central Bank discountable promissory notes (PDBC)	various	various	none	1,646
Indexed coupons (CERO) in indexed units UF	various	various	none	225
Chilean Central Bank bonds in Chilean pesos (BCP)	various	various	none	5,639
Chilean Central Bank bonds in indexed units UF (BCU)	various	various	none	13,268
Total				US$	20,854

Source: Chilean Central Bank.

Internal Medium- and Long-Term Debt of the Chilean Public Sector(1)

Title	Interest Rate	Year of Maturity	Amortization or Sinking Fund Provision	Principal Amount Outstanding as of December 31, 2014 (in millions of US$)
Central Government(1)	various	various	none	US$	30,042
Non-Financial Public Enterprises	various	various	none	6,859
Central Bank	various	various	none	20,854
Banco Estado(2)	various	various	none	3,986
Total Public Sector				US$	61,741

(1)              Does not include borrowing among public entities.

(2)              As of December 31, 2014.